THE VITA COCO COMPANY

CULTIVATING TRUST, BUILDING RESILIENCE

2024 ANNUAL REPORT



VITA COCO
COCONUT JUICE
with Pulp
ORIGINAL
VITA COCO
COCONUT JUICE
with Pulp
PIÑA COLADA

STRENGTHENING LIVELIHOODS AND BUILDING RESILIENCE.



NUTRIENTS & ELECTROLYTES
VITA COCO

NUTRIENTS & ELECTROLYTES
VITA COCO
Coconut
WATER
THE ORIGINAL
33.8 FL OZ
(1.05 QT) 1L
NOT FROM CONCENTRATE

THINKING BIGGER TO DRIVE REAL IMPACT.

LETTER FROM MIKE KIRBAN

CO-FOUNDER & EXECUTIVE CHAIRMAN OF THE VITA COCO COMPANY



*Circana UK, Total Soft Drinks, data to 03.22.2025; Circana, Total US - Multi Outlet+ with Convenience, data to 03.23.25.

Dear friends,

Over 20 years ago, we saw first-hand that coconut water was one of the most widely consumed beverages in Brazil. We set out to bring this incredibly popular beverage from the tropical world to the non-tropical world. Since the beginning, we've worked very hard to build an incredible business which is growth-oriented and profit-focused. At the same time, we always knew that true success would only come when the communities behind our products were thriving as well. That's why supporting our coconut-growing communities is integral to our business model and to our long-term success.

And it's working. Today, coconut water is one of the fastest-growing beverage categories in both the United States and the United Kingdom*, and that growth continues accelerating. In 2024, our net income grew by 20%. That growth meant we were able to invest in more farmers and their families, distribute more seedlings, and help empower future generations through access to education. It also reflects the strength of our brand and the increasing demand for products that align with consumer values. We're excited by the potential, and there's more on the way.

A year ago, we launched the Vita Coco Community Foundation—a nonprofit organization that we fund to make an impact that stretches beyond our direct network to drive change across the entire coconut farming industry. We knew we had to think bigger. This year, we hit a major milestone: distributing over 1 million coconut seedlings to date through our Seedlings for Sustainability program—a big step toward our 10 million seedling goal. It's not just about the numbers, though. Each seedling represents a chance for a farmer to strengthen his or her livelihood and for a community to become more resilient. I saw this firsthand in April last year when I visited our partners in the Philippines and heard from farmers directly. We're learning and adapting as we challenge ourselves to support more farmers and create lasting change where it matters most.

Beyond supporting farmers with things like regenerative agriculture and better access to education and healthcare, we've also started allocating more resources and developing impact programs in our major markets such as the United States and United Kingdom. One of the programs I'm most excited about is the Growing Roots Grant program to bring green spaces to schools and communities across the United States.

The more we grow, the longer our to-do list gets. As we continue our community work in 2025, we're also taking a look at our greenhouse gas and water footprints and looking at setting meaningful targets against our most important issues.

One more thing before you dive into this report: if you're reading this, you played a role in the work you're going to read about. Whether you're a shareholder in our company or just a fan of coconut water, if you've supported our business, you've helped us invest in the success of others. My team and I are thankful that you're on this journey with us. I'm excited about what's next.

Sincerely,
Mike



FY 2024 KEY FINANCIAL METRICS[1]



NET SALES % GROWTH VS. PRIOR YEAR

AMERICAS SEGMENT

INTERNATIONAL SEGMENT

+3%

+16%

NET SALES: $516MM / +5% VS. PRIOR YEAR

NET INCOME: $56MM

ADJUSTED EBITDA[2]: $84MM

CASH ON HAND: $165MM

DEBT: $0

1. All metrics rounded to the nearest whole number.

2. "Adjusted EBITDA" is a non-GAAP financial measure that is defined as our net income before interest, taxes, depreciation, and amortization adjusted to eliminate the impact of certain items, including certain noncash and other items, that we do not consider representative of our ongoing operating performance. For additional detail on the reconciliation from Net Income to Adjusted EBITDA see "Non-GAAP Financial Measures" on page 49 of this Annual Report.


NUTRIENTS &
ELECTROLYTES
VITA
COCO
Coconut
WATER
THE ORIGINAL


REFRESHINGLY DELICIOUS
VITA
COCO
Treats
STRAWBERRIES
& CREME
COCONUTMILK BEVERAGE
VITA
COCO
Treats
ORANGE
& CREME
COCONUTMILK BEVERAGE

HOW WE DO BUSINESS

Our mission is to deliver great-tasting, nutritious products that we believe are better for people and the planet. Our business model prioritizes positive impact alongside growth and profit. We work with our partners and the farmers in our network to understand and address impacts in the coconut industry, so we can create better products that could positively benefit the planet, communities, and our business.

1. We have **319 full-time employees** and are headquartered in New York City, USA, with a presence in Canada, Germany, Singapore, Spain and the United Kingdom. Our products are sold in 35 countries across the globe.*

2. Our coconuts come from a network of thousands of farmers in countries like **the Philippines, Brazil, Thailand, Sri Lanka, Malaysia, Vietnam, and Indonesia**.

3. We source our products from a diversified network of **17*co-manufacturer facilities** (our direct suppliers) that are mainly based in the regions where the coconuts are sourced.

*Figures as of December 31, 2024.





4. Logistics partners (also suppliers) then ship the beverages to warehouses and distribution centers in each country of sale...

5. ...Where they are sold to retailers (our customers) or directly through our websites. **We sold more than 223.7 million liters of beverages in 2024.**

6. Finally, people dispose of our packaging for recycling or end-of-life treatment, depending on the local recycling infrastructure.

HOW WE CREATE IMPACT

Our environmental, social, governance (ESG) framework aims to empower people to drive positive change throughout our value chain. We do this because it's the right thing to do and because we believe that when the people behind our products thrive, we thrive.

To implement our ESG framework, we build strong partnerships with nonprofit organizations including HOPE in the Philippines and the Silvermill Foundation in Sri Lanka. Their teams work directly in the regions we operate, collaborating with local communities and offering resources that support their ongoing growth. Following the creation of the Vita Coco Community Foundation, a registered 501(c)(3) nonprofit, in December 2023, coconut farmers can benefit from our programs whether or not they're part of our network.

The Foundation is the vehicle through which we now deliver impact for coconut communities, through new initiatives as well as established programs like the Vita Coco Project®, established in 2014, and Seedlings for Sustainability, launched in 2023.



OUR ESG FRAMEWORK



PROTECTING NATURAL RESOURCES

Our products are inspired by nature, which is why it is especially important to help conserve and replenish resources we use from the earth. We strive to protect natural resources and support resilient communities to ensure the long-term sustainability of our business and ecosystem.



BUILDING THRIVING COMMUNITIES

From our employees to growing networks, our aim is to unlock the full potential of the communities that make, sell, and consume our products through sustainable development opportunities that promote long term prosperity and economic empowerment.



CHAMPIONING HEALTH & WELLNESS

We support a healthy society where physical, mental, and emotional wellbeing are prioritized, ensuring that our products contribute positively and address the needs of our communities in three key areas of access: nutrition, food security, and communal wellbeing.

Our Focus Areas:

- Regenerative agriculture
- Energy & climate
- Water
- Responsible packaging & circularity*

- Increasing access to education and training
- Employee engagement
- Supporting small businesses and entrepreneurs

- Nutrition & food security
- Communal wellbeing





PUBLIC BENEFIT CORPORATION



*For definitions of our performance indicators, please see our 2024 Impact Report, intended for publication in May 2025.

OUR IMPACT IN 2024*

Protecting Natural Resources

- **Regenerative agriculture:** helped distribute over half a million seedlings with our partners, bringing the total to over 1 million of our 10 million goal.

- **Energy and climate:** carried out a climate risk assessment with reference to the recommendations of the Taskforce on Climate-related Financial Disclosures.

- **Water:** completed two water reduction projects with co-manufacturers, estimated to save around 1.5 million liters of water per year.

- **Packaging and circularity:** approximately 97% of our primary packaging materials met our responsible packaging definition.



Building Thriving Communities

- **Transparent and ethical supply chain:** more than 75% of direct spending towards finished goods, logistics services, ingredients, and packaging was with suppliers that signed our Supplier Code of Conduct.

- **Access to education:** helped build three new classrooms in the Philippines, bringing the total to 39.

- **Our employees:** 50% of our total workforce and 48% of managers across the company identified as women.

Championing Health & Wellness

- **Nutrition and quality:** 100% of Vita Coco branded products certified as non-genetically modified and 21% of all products certified organic.

- **Food security and communal wellbeing:** over $361,400 of cash and in-kind donations.

*For definitions of our performance indicators, please see our 2024 Impact Report, intended for publication in May 2025.

PROTECTING NATURAL RESOURCES

Our products are both inspired by and reliant on nature. That's why we aim to grow our business sustainably and help protect the resources we rely on for the future. We focus our efforts on the biggest drivers of our environmental impact: how our ingredients are grown, the manufacturing of our products, and the disposal of packaging after use.



*The Nature Conservancy, *Food, Climate & Nature FAQs*, September 01, 2023.

REGENERATIVE AGRICULTURE

Regenerative farming isn't just about growing food—it's about creating a healthier environment for both people and the planet. By maximizing crop diversity, keeping soil covered, and minimizing soil disturbance and chemical use, farmers can boost the resilience of their farms. These efforts can help ecosystems thrive while supporting farmers' incomes.*

We support our partners in bringing these practices to life with farmers on the ground level. And through our Seedlings for Sustainability program, we aim to help distribute and plant up to 10 million seedlings and trees worldwide by 2030. While we mainly help distribute coconut seedlings, our partners also encourage planting of complementary crops like bananas, cacao, cinnamon, coffee, and vanilla that can generate additional income.

2024 SNAPSHOT:

- We helped distribute over half a million seedlings across the Philippines, Sri Lanka, Brazil and the United States as part of our Seedlings for Sustainability program

- Our partners trained almost 25,000 farmers on topics ranging from pest management and vermiculture to organic certification, and used model farms to show farmers the benefits of regenerative agriculture.

ENERGY AND CLIMATE

Coconut farmers in Southeast Asia are increasingly feeling the effects of climate events like droughts and bushfires, intense monsoon rains, flooding and landslides.* These challenges threaten livelihoods and the long-term health of coconut farming communities across the globe. By working to reduce greenhouse gas (GHG) emissions across our value chain and helping co-manufacturers and farmers adapt to climate risks, we can strengthen supply chain resilience and help ensure long-term livelihoods for the people who grow and make our products.

We're fully committed to addressing our GHG emissions, and we recognize that measuring them is complex. We're building a strong baseline so that the targets we set are both meaningful and achievable. At the same time, we're starting to take action—partnering with our co-manufacturers to improve energy efficiency and transition to renewable sources, like solar electricity and coconut shells as a lower-carbon boiler fuel.

2024 SNAPSHOT:

- Two of our co-manufacturers set up pilot projects using coconut shells as a lower-carbon biomass fuel for their factory boilers, and four are exploring solar energy

- We began working with HowGood to more accurately measure our GHG emissions and the carbon footprints of our products, and better understand the emissions hotspots where reductions are needed

- We conducted a climate risk assessment with reference to the Taskforce on Climate-related Financial Disclosures to improve our understanding of potential climate-related impacts on the business.



*Lucas Lee, *The Effects of Climate Change on Farming in Southeast Asia*, ArcGIS StoryMaps, November 23, 2023.

PROTECTING NATURAL RESOURCES CONT.

WATER

Water is essential for growing coconuts and running the factories in our network, yet in many regions it's becoming increasingly scarce. We're committed to ensuring that as we meet our needs, we're also respecting the communities that depend on these resources—and developing projects that help ensure access to clean water and a sustainable future.

We work with our co-manufacturers to implement sensors and control systems that boost water efficiency, ensuring processes run only when needed and minimizing water used for cleaning. We also promote the recovery and recycling of water for everyday uses, like flushing toilets or watering the grounds. Additionally, our partners train farmers in water conservation practices, such as using coconut shells to retain moisture in the soil and prevent erosion.

2024 SNAPSHOT:

- With our support, two of our co-manufacturers implemented projects to reduce approximately 1.5 million liters of water per year between them, and another four co-manufacturers have similar projects underway

- We assessed baseline water stress across our sourcing regions as part of our climate risk assessment, and are using the results to inform our growth and sourcing strategies.





RESPONSIBLE PACKAGING AND CIRCULARITY

Packaging plays a critical role in keeping our products fresh, and we're committed to sourcing materials that are both responsible and recyclable. We regularly review our packaging and processes to improve circularity, knowing there's always room for progress. Our goal is to design and source materials that maintain product safety and integrity, while supporting our sustainability objectives. The fiber in our Tetra Pak cartons is already 100% FSC-certified, many of our cans contain ASI-certified aluminum, and our plastic caps increasingly contain Bonsucro-certified bioplastics. We'll keep working to get more responsible materials into our packaging, with emphasis on transitioning our caps and outer packaging like boxes.

2024 SNAPSHOT:

- Around 97% of our primary packaging materials met our responsible packaging definition, largely due to our use of certified and biobased materials

- We increased our use of biobased plastic caps on cartons, bringing the percentage that are biobased to 36%

- We supported a project in Brazil where students at a local school collected 10,500 used beverage cartons. In return, over 80 pieces of school furniture were produced from upcycled beverage containers and donated.

BUILDING THRIVING COMMUNITIES

We believe that as our business grows, everyone involved in creating our products should see the benefits: the farmers in our network and their families, workers across our supply chain, and the people we directly employ.

TRANSPARENT AND ETHICAL SUPPLY CHAIN

To effectively support the farms in our network and our factory partners, we need a deep understanding of our supply chain. By building strong relationships with partners who share our values, we can align on expectations, exchange expertise, hold each other accountable, and create a bigger collective impact.

Nearly all the factories where our products are made are located in coconut-growing regions. This gives us a good understanding of the local sourcing communities that supply coconuts to each factory, and we can trace coconuts back to the specific farmer for certified organic products (approximately 21% of sales).

2024 SNAPSHOT:

- We took important steps to strengthen our Supplier Code of Conduct, such as referencing the UN Universal Declaration on Human Rights and specifying that social audits be conducted annually at factories in our most significant manufacturing regions (Southeast Asia, Brazil and Mexico)

- More than 75% of our direct spend on finished goods, logistics services, ingredients, and packaging was with suppliers that agreed to and signed our Code of Conduct

- Our Technical Services team led around 80 training sessions with seven co-manufacturers on good manufacturing practices, product quality, manufacturing optimization, environmental and labor topics.

ACCESS TO EDUCATION

Coconut farmers thrive when their families and communities thrive, but all too often resources are limited in rural areas.* We're committed to investing in education and resources for coconut farmers and their families, working with our partners to help expand opportunities for future generations. We support the building and refurbishment of schools, classrooms, hospitals and clinics, and other community infrastructure for rural farmers and their families. We also fund scholarships for students in rural areas to further their education.

2024 SNAPSHOT:

- We helped build three new classrooms in remote coconut-farming communities in the Philippines

- 19 students in Sri Lanka were granted scholarships to further their education

- In Sri Lanka, our partnership helped equip three rural schools with laptops, one with essential resources like books and shoes, and one with toilets to help improve sanitation.

OUR EMPLOYEES

It takes great people to make a positive impact. We aim to be the kind of company people want to work for and give them good reasons to stay. We're committed to fostering positive workplaces where people come first; everyone feels respected, rewarded and empowered; and everyone is equipped to do the right thing.

We have tools in place to help us build a workforce that reflects society and our customer base, and we offer a broad range of benefits. All employees have access to a wide variety of training for their personal and professional development, including on our mission and purpose. To foster progress toward our sustainability goals, impact-related performance is a factor in performance reviews and compensation decisions.

2024 SNAPSHOT**:

- We had 319 full-time employees across the United States and Canada, Europe, Singapore and Brazil

- 50% of our total workforce and 48% of managers across the company identified as women

- Our employees logged a record of almost 9,600 hours of training in the United States (35 hours per employee).

*PRiSA, *The State of Education in South Asia: Challenges and Proposed Solutions*, October 6, 2024.
**Figures as of December 31, 2024.

CHAMPIONING HEALTH & WELLNESS

Delivering products that are tasty, nutritious and better for people and the planet is what we're all about. Our goal is to provide products of high quality and nutritional value, while finding ways for our brands to help address food insecurity and enhance physical, mental and emotional wellbeing.

NUTRITION AND QUALITY

Beverages play an important role in overall nutrition, and many people look for options that align with their mental and physical goals.* Our innovation and research and development teams work hard to create better-for-you products that offer something for every occasion.

We hold our co-manufacturers to the highest safety standards, provide training to help implement the necessary processes and controls, and use a scorecard to track progress. Our Responsible Marketing Guidelines prioritize honesty, authenticity and respect in our marketing and communications, and we consistently seek to amplify our impact work through our branding and social channels.

2024 SNAPSHOT:

- 100% of Vita Coco branded and products were certified non-genetically modified

- 21% of all our products were certified organic

- We spotlighted 14 diverse businesses in our social campaigns, and made a donation to a charity of their choosing.



*NIQ, *The Rise of Functional Beverages*, March 27, 2024.

FOOD SECURITY AND COMMUNAL WELLBEING

We strive to support food access, both in the regions where our coconuts are grown and in the United States where we're headquartered. We partner with organizations that redistribute surplus food and beverages to communities where they can make the most impact. Through cause marketing and grant making, we also support initiatives that champion wellbeing and encourage people to stay active.

2024 SNAPSHOT:

- Made cash and in-kind donations worth $361,400 to organizations such as More than a Meal, Feeding America, United Against Poverty, and FareShare

- Supported a project that helped 300 pregnant women in rural Sri Lanka to set up vegetable gardens at home, to help tackle childhood malnutrition and bring in extra household income

- Created a green space at a Los Angeles school to foster student wellbeing, and established the Growing Roots Grant program with the Arbor Day Foundation to help more schools in the future

- Partnered with Greenhouse Sports and Olympic sprinter Zharnel Hughes in the United Kingdom to launch the CocoSpeed Academy, making athletics coaching available to disadvantaged young people.





Unless otherwise noted, reported data covers the period January 1, 2024 to December 31, 2024. The data in this report is based on compilations performed by the company and its partners without any third-party audit or assurance. As our data collection and reporting processes are continuously improved, previously disclosed historical amounts may be subject to adjustment. The size of these adjustments is not expected to be, but could be, material.

The figures shared in this Annual Report are further detailed in our 2024 Impact Report, which we intend to publish in early May 2025. For more information on how these numbers are calculated, derived, and defined, please refer to the 2024 Impact Report, which will be available on our website once it is published.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number: 001-40950

The Vita Coco Company, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**11-3713156**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
250 Park Avenue South	
Seventh Floor	
New York NY	**10003**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 206-0763

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	COCO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. X

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). . ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers, directors and holders of more than 10% of registrant's common stock are affiliates for the purpose of this calculation) as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.1 billion (based on the closing sale price of the registrant's common stock on that date as reported on the Nasdaq Stock Market).

As of February 24, 2025, 56,986,193 shares of the registrant's common stock, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024 are incorporated herein by reference in Part III.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements regarding our future results of operations and financial position, industry and business trends, equity compensation, business strategy, projected costs, plans, prospects, expectations, market growth, new products, supply chain predictions, and our objectives for future operations.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

As used in this Annual Report on Form 10-K, unless otherwise stated or the context requires otherwise, the terms "Vita Coco," the "Company," "we," "us" and "our" refer to The Vita Coco Company, Inc. and its consolidated subsidiaries.

MARKET AND INDUSTRY DATA

This Annual Report on Form 10-K contains estimates, projections and other information concerning our industry and our business, including data regarding the estimated size of the market, projected growth rates and perceptions and preferences of customers, that we have prepared based on industry publications, reports and other independent sources, each of which is either publicly available without charge or available on a subscription fee basis. None of such information was prepared specifically for us in connection with this filing. Some data also is based on our good faith estimates, which are derived from management's knowledge of the industry and from independent sources. These third party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Although we are responsible for all of the disclosures contained in this Annual Report on Form 10-K and we believe the industry and market data included in this Annual Report on Form 10-K is reliable, we have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. The industry and market data included in this Annual Report on Form 10-K involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

- Circana, LLC, Custom Research, Total US – Multi Outlet+ with Conv, for the periods ended December 29, 2024 ("Circana US"); and

- Circana, LLC, Total UK Coconut Water Category, Value Sales, 52, Weeks ended December 28, 2024 ("Circana UK").

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- a reduction in demand for and sales of our coconut water products or a decrease in consumer demand for coconut water generally;

- problems or interruptions with our supply chain and inflation resulting in an increase in shipping expenses and potential cost increases for our products, adverse impacts on our distributor and retail customers' ability to deliver our products to market;

- our ability to successfully forecast and manage our inventory levels;

- reduced or limited availability of coconuts or other raw materials that meet our quality standards;

- volatility in the price of materials used to package our products, and our dependence on our existing suppliers for such materials;

- our dependence on our distributors and retail customers for a significant portion of our sales;

- strong competition in the food and beverage retail industry presents an ongoing threat to the success of our business;

- our ability to develop and maintain our brands and company image;

- our ability to introduce new products, successfully improve existing products and respond to changes in consumer preferences;

- pandemics, epidemics, or disease outbreaks may disrupt our business, including, among other things, consumption and trade patterns, and our supply chain and production processes;

- our ability to successfully make acquisitions and successfully integrate newly acquired businesses or products in the future;

- climate change, or measures taken to address climate change, may negatively affect our business and operations;

- our dependence on and ability to retain our senior management;

- our suppliers and manufacturing partners compliance with ethical business practices or applicable laws and regulations;

- risks associated with the international nature of our business;

- risks associated with sustainability and corporate social responsibility and our status as a public benefit corporation, including any new requirements to public reporting;

- lawsuits, product recalls or regulatory enforcement actions in connection with real or perceived food safety and food-borne illness incidents, other safety concerns or related to advertising inaccuracies, digital marketing practices, or product mislabeling;

- our ability to comply with new and existing government regulation and legislative changes, both in the United States ("U.S.") and abroad;

- our ability to comply with laws and regulations relating to anti-corruption, sanctions, trade, data privacy, data protection, advertising and consumer protection;

- our dependence on information technology systems, and the risk of failure or inadequacy of such systems and cyberattacks;

- our ability to protect our intellectual property;

- our need for and ability to obtain additional financing to achieve our goals; and

- our ability to service any indebtedness and comply with the covenants imposed under our existing debt agreements.

Item 1. Business.

Overview

The Vita Coco Company pioneered packaged coconut water in 2004 and we have extended our business into other categories. Our mission is to deliver great tasting, natural and nutritious products that we believe are better for consumers and better for the world. We are one of the largest brands globally in the coconut and other plant waters category, and a large supplier of private label coconut water.

Our branded portfolio is led by our *Vita Coco* brand, which is the leader in the coconut water category in the U.S., and also includes coconut oil, juice, and milk offerings. Our other brands include *Ever & Ever*, a sustainably packaged water, and *PWR LIFT*, a protein-infused fitness drink. We previously offered *Runa*, a plant-based energy drink inspired by the guayusa plant native to Ecuador, which we ceased selling in December 2023. We supply private label products to key retailers in both the coconut water and coconut oil categories. Additionally, we generate revenue from bulk product sales to beverage and food companies.

We source our coconut water from a diversified global network of 17 factories across seven countries supported by thousands of coconut farmers. As we do not own any of these factories, our supply chain is a fixed asset-light model designed to better react to changes in the market or consumer preferences. We also work with co-packers across four countries to support local packaging and repacking of our products and to better service our customers' needs.

Vita Coco is available in over 35 countries, with our primary markets in North America, the United Kingdom (the "U.K."), and Germany. Our primary markets for private label are North America and Europe. Our products are distributed primarily through club, food, drug, mass, convenience, e-commerce and foodservice channels. Our products are also available in a variety of on-premise locations such as corporate offices, fitness clubs, airports and educational institutions.

History

The Vita Coco Company, Inc., formerly known as All Market Inc., was first incorporated as a Delaware corporation in January 2007 and re-incorporated in Delaware as a public benefit corporation in April 2021. We completed an initial public offering (the "IPO") of our common stock in October 2021.

Industry

We operate in the functional beverages industry. Our primary brand, *Vita Coco* Coconut Water, competes in the global coconut and plant waters category. Our *Vita Coco* coconut milk product, which includes our recently launched *Vita Coco* Treats, is a plant-based dairy alternative and our *PWR LIFT* brand competes in the enhanced isotonic category. We also develop and sell other brands in the beverage category, and occasionally in other categories, as we test our ideas for expanding our product portfolio. The beverage industry, and specifically the functional beverage categories, are significantly larger than the coconut and plant waters category and provide opportunities for potential growth.

We believe per capita consumption of natural beverages is growing as a result of increasing consumer interest in plant-based alternatives and preferences for health-conscious products that have fewer added sugars and artificial ingredients, while providing more nutritional benefits. In addition, we believe that consumer awareness of the negative environmental and social impact of packaged goods has resulted in increased consumer demand for brands that are purpose-driven, take responsibility for their impact on the planet and are focused on sustainable packaging and transparent ethical values. We believe our mission is aligned with the growing demands generated by this consumer behavior.

Competition

The beverage industry is highly competitive and is constantly evolving in response to ever-changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, availability, selection and convenience, as well as factors related to corporate responsibility and sustainability.

Additionally, we compete within the broad non-alcoholic beverage category, and our flagship brand, *Vita Coco*, is the market leader in the coconut water category in the U.S. Our competitors in the beverage market include large beverage companies such as The Coca-Cola Company, PepsiCo, Inc. and Nestlé S.A. that may have substantially greater financial resources and stronger brand recognition than we have. We also compete with other leading functional beverages including Goya, Harmless Harvest, Foco, BodyArmor, Monster Energy, Red Bull, Bang, Ocean Spray and Bai, as well as a range of emerging brands and retailers' own private label beverage brands. Our competition and competitors vary by market due to regional brands and taste preferences.

We are also a leading supplier of private label coconut water, and we compete with other private label suppliers for that business.

Business Operations

As of December 31, 2024, we operated in two business segments: (i) the Americas segment, comprised of our operations primarily in the U.S. and Canada; and (ii) the International segment, comprised of operations primarily in Europe, the Middle East, Africa and the Asia Pacific regions. While 96% of our business is based on sales of coconut water, we have used our access to market to add other beverage brands, and production innovations such as *Vita Coco* Treats, with a long-term view to building a diversified beverage platform of compatible brands.

Vita Coco

With the launch of the *Vita Coco* brand in New York City in 2004, we established coconut water as a premium lifestyle drink in America. *Vita Coco* is the coconut water category leader with greater than 40% market share in the U.S. according to Circana US for the 52 weeks ended December 29, 2024, which over indexes to younger households and to more multicultural shoppers.

We offer *Vita Coco* coconut water as an alternative to sugar-packed sports drinks and other less healthy alternatives. *Vita Coco* has evolved from a primarily pure coconut water brand to a full portfolio of coconut-based products. The portfolio now includes multiple offerings in the coconut water category with *Vita Coco* Pressed, *Vita Coco* Coconut Juice, and Farmers Organic, with offerings in adjacent plant-based categories such as *Vita Coco* Coconut MLK, and *Vita Coco* Treats.

Our key strategies for growth for *Vita Coco* coconut water include: 1) expanding the coconut water category through consumer education of the numerous usage occasions for coconut water, 2) increasing distribution of other product offerings such as Farmers Organic, *Vita Coco* Coconut Juice, and launching new product innovations, such as *Vita Coco* Treats, 3) expanding the number of households that purchase our products, 4) growing opportunities for new usage generally, and 5) developing and expanding our markets globally.

Internationally, our business is anchored by *Vita Coco*'s presence in the U.K., where it is the coconut water category leader with 82% market share, according to Circana UK, for the 52 weeks ended December 28, 2024. Our U.K. commercial team and our supply chain based in Asia have allowed us to sell into other European and Asian countries. *Vita Coco* coconut water has a presence in key markets such as China, France, Germany, the Middle East, the Benelux region, Spain, the Nordic Region and Africa.

Private Label

We expanded into private label coconut water in 2016 as a way to develop stronger ties with select, strategic retail partners and improve our operating scale. Our coconut water private label offering increases the scale and efficiency of our coconut water supply chain, and also provides us with a share of the value segment, without diluting our own brand. We also supply retailers with private label coconut oil.

PWR LIFT

In 2021, we launched *PWR LIFT,* a beverage targeted at post-workout and recovery occasions with added nutritional benefits. *PWR LIFT* is a protein-infused sports drink with electrolytes, BCAAs, and zero sugar, designed to provide fitness-minded consumers with protein in a hydrating beverage. In 2022 and 2023, we tested *PWR LIFT* in Arizona and Texas, while also establishing the brand within fast-growing fitness spaces like HYROX and Spartan. In early 2024, *PWR LIFT* expanded testing to the New York City metro area. While *PWR LIFT* has proved to be attractive in online sales channels, we are still forming a successful long-term approach to retail channels. As the protein drink category continues to grow, *PWR LIFT* will focus growing the consumer base and appeal of the brand through communicating lifestyle occasions and by messaging the broad variety of benefits that protein and hydration have to offer health-seeking consumers. In 2025, we will continue online sales as we redesign *PWR LIFT*'s approach to succeeding in the protein drink category.

Ever & Ever

Launched in 2019, *Ever & Ever* is a purified water brand packaged solely in aluminum bottles. Given consumer concerns with the disposal or recyclability of plastic water bottles, we created *Ever & Ever* to respond to the consumer need for a sustainably packaged water product in aluminum bottles with potential infinite recyclability. *Ever & Ever* was launched with a focus on the food service and office channels. We paused production of *Ever & Ever* in 2024 and are evaluating whether to discontinue the product, as it does not meaningfully contribute to our business.

Runa

Runa was a guayusa plant-based, natural offering for consumers in the energy drink market. As of December 2023, we ceased offering this brand.

Supply Chain

We engage contract manufacturers, co-packers and third-party logistics providers to manufacture and distribute our products. Our fixed asset-light model enhances production flexibility and capacity, and enables us to focus on our core in-house capabilities which include supplier management, logistics, sales and marketing, brand management and customer service. Our well-diversified global manufacturing network spans across 17 coconut water factories in seven countries that are operated by our manufacturing partners and six co-packing facilities in four countries for products not packaged near source. Our network provides us with significant production capacity and capabilities, and an ability to re-allocate coconut water sourcing in the event of supply chain issues, weather, logistics or other macroeconomic impacts.

Coconut water needs to be transferred from the coconut into an aseptic package or converted to concentrate within hours of cutting a coconut from the tree. Our supply chain partners are positioned as close to the coconut growing regions as possible to keep quality at the highest level. Through our access and relationships with coconut processors and manufacturers in many countries, including the Philippines, Indonesia, Malaysia, Thailand, Sri Lanka, Brazil, and Vietnam, we have built a unique body of knowledge and relationships that promote coconut water processing at scale, as well as gained access to farms across diversified geographies. Our co-packing facilities, which primarily use concentrate, are located in Canada, Mexico, the U.S., and the U.K. We also attempt to foster a thriving loyal farming community around our manufacturing partners through our work with charitable organizations to support agricultural education programs and investments in schooling. This community outreach has strengthened our long-term manufacturing relationships and we believe will support our capacity needs for future growth.

Raw materials used in our business and by our co-packers consist of ingredients and packaging materials purchased from local, regional and international suppliers. The principal ingredients and packaging include coconut water, Tetra Paks and caps, cardboard cartons, PET bottles, and aluminum bottles and cans. We work with our contract manufacturing partners to purchase our raw ingredients from local suppliers in accordance with rigorous standards to assure responsible sourcing, quality and safety. The majority of our products are produced and packaged with materials sourced from a single supplier, Tetra Pak, whether purchased by us or by our contract manufacturers on our behalf, which provides us efficiency in the packaging and exporting of our products, and furthers our commitment to responsible sourcing, packaging near source and sustainability. Our production contracts are mostly denominated in U.S. dollars, with some limited contracts in local currencies such as the Brazilian real.

Distribution, Sales and Marketing

Our beverages and other products are sold in club stores, supermarkets, convenience stores, drug stores, and e-commerce websites, as well as other outlets. Our products are typically shipped directly from our contract manufacturing partners to a network of third-party warehouses located in our selling markets. We go to market in North America through various distribution channels, including a Direct Store Delivery distribution network ("DSD"), Direct-to-Warehouse network ("DTW"), broadline distributors, and our own Direct-to-Consumer ("DTC") channel. We match the customers' needs with the right route to market providing us flexibility for our established brands and for our innovations. Outside of North America, we use a combination of DTW, importers and distributors depending on the needs of the market.

Our European market is primarily retail and e-commerce operator direct sales, with some countries supported by distributor or importer type relationships. In China, we sell through a joint venture with the Jebsen Group, Coco Ventures Limited, which provides for the development, marketing, distribution and branding of coconut water-based products under the *Vita Coco* brand in China. Other countries are serviced through importers with limited retail direct relationships or in partnership with one of our manufacturing partners through licensing or other agreements.

We employ a dedicated global sales and commercial team. In the Americas, the sales team focuses on three main areas: (i) DSD management, (ii) national account management (including club, mass food and convenience), and (iii) retail execution. Our International sales teams are aligned geographically and by major account or by import partner, and is further supported by small field execution and marketing teams. Private label accounts are handled by each geographic division in close cooperation with supply chain leadership. Our Coco Ventures joint venture supports sales and marketing of our distributor in China.

We also employ a brand, marketing, e-commerce and insights team with strong creative, social and digital capabilities with a primary focus on the North American and European markets. Our marketing efforts are centered around educating consumers on the functional benefits of our products while fostering a deep emotional connection with our brands. From the beginning, we have been supported by a diverse group of celebrity and athlete enthusiasts. Today, we continue to collaborate with talent and influencers who we believe share our values and are authentic fans of our brands. We execute across a broad marketing mix to bring our brand to life in creative and engaging ways, ensuring we connect with our audience in genuine and meaningful ways.

Seasonality

As is typical in the beverage industry, sales of our beverages are seasonal, with the highest sales volumes generally occurring in the second and third fiscal quarters during the warmer months of the year in our major markets.

Product Innovation

We engage in research and development activities and invest in innovation globally with the goal of creating products using natural, functional ingredients. We have years of expertise working with plant-based ingredients to deliver products to meet the needs of our customers. We balance our innovation priorities between adding functionality and taste to existing brands and researching and developing new products and brands for new occasions, need states or specific retailer opportunities.

Our global innovation function sits in the marketing team to ensure alignment with current brand initiatives and sharing of consumer insights across teams and markets. The innovation team works closely with our internal global research and development and technical teams that include employees in the U.S., Europe and Singapore focused on supplier capability, quality improvements and new processes. We also have strong supplier relationships that give us access to a broad scope of ingredients, packaging offerings and technologies.

Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. We view our primary trademark to be VITA COCO. We have a global approach to protecting our trademarks, designs, patents and other intellectual property rights. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success.

As of December 31, 2024, we had over 20 registered trademarks and over five pending trademark applications in the U.S., as well as over 230 registered trademarks and over 10 pending trademark applications in other countries. Depending upon the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained.

We consider information related to formulas, processes, know-how and methods used in our production and manufacturing as proprietary and endeavor to maintain them as trade secrets. We have reasonable measures in place to keep the above-mentioned items, as well as our business and marketing plans, customer lists and contracts reasonably protected.

Government Regulation

Our products are regulated in the U.S. as conventional foods. We, along with our distributors and manufacturing and co-packing partners, are subject to extensive laws and regulations in the U.S. by federal, state and local government authorities including, among others, the U.S. Federal Trade Commission ("FTC"), the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Agriculture, the U.S. Environmental Protection Agency ("EPA") and the U.S. Occupational Safety and Health Administration and similar state and local agencies. Among other things, the facilities in which our products and ingredients are manufactured must register with the FDA, comply with current good manufacturing practices and other standard requirements applicable to the production and distribution of conventional food products. We and our manufacturing and co-packing partners are also subject to similar requirements in foreign jurisdictions in which we operate. These types of requirements include: product standards; product safety and reporting; marketing, sales, and distribution; packaging and labeling requirements; nutritional and health claims; advertising and promotion; import and export restrictions; and tariff regulations, duties, and tax requirements.

Products that do not comply with applicable governmental or third-party regulations and standards may be considered adulterated or misbranded and subject, but not limited to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, import holds, injunctions, fines, civil penalties or criminal prosecution. In addition, some of our products are produced and marketed under contract as part of special certification programs such as organic, kosher or non-GMO, and must comply with the strict standards of federal, state and third-party certifying organizations.

Public Benefit Corporation Status and Corporate Social Responsibility

We operate as a Delaware public benefit corporation, and, therefore, our operational decision-making goes beyond solely maximizing shareholder value. Our public benefit purpose, as provided in our certificate of incorporation, is harnessing, while protecting, nature's resources for the betterment of the world and its habitants by creating ethical, sustainable, better-for-you beverages and consumer products that not only uplift our communities, but that do right by our planet. Furthermore, in order to advance the best interests of those materially affected by the corporation's conduct, it is intended that our business and operations create a material positive impact on society, taken as a whole.

In 2022, The Vita Coco Company, Inc. was designated as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability. Through achieving Certified B Corporation status, The Vita Coco Company, Inc. joined its subsidiary, All Market Europe Ltd., a U.K. company, which had previously achieved Certified B Corporation status.

We believe that we bring our products to market through a responsibly designed supply chain, and provide farmers and manufacturers the partnership, investment and training they need to not only reduce waste and environmental impact, but also bring income and opportunity to their local communities. In 2014, we created the Vita Coco Project to support and empower our coconut farming communities by encouraging innovative farming practices, improving educational resources, and scaling our business to promote economic prosperity. With our impact driven philosophy, we seek to contribute to educational programs and facilities by supporting initiatives to build new classrooms and fund scholarships, with a goal to impact the lives of people in these communities. Additionally, we attempt to partner with other third-party organizations that share and advance our ideals, including fair trade, accessible nutrition and wellness, and environmental responsibility.

We believe this purpose-driven approach has aided our growth as we believe it is strategically aligned with the beliefs of our global consumer base and has improved our supplier relationships. To further support our public benefit purpose and impact driven philosophy, we formed the Vita Coco Community Foundation, a standalone, 501(c)(3) nonprofit organization, in December 2023.

Annually, we publish an Impact Report describing the environmental and social impacts of our business. As a public benefit corporation, we are required by Delaware law to provide a biennial statement on our promotion of the public benefits identified in our certificate of incorporation and of the best interests of those materially affected by the corporation's conduct. We intend to use the Impact Report to be issued later this year as such biennial statement.

Human Capital

As of December 31, 2024, we had 319 full-time employees. Of these employees, 234 were employed in the U.S. None of these employees are represented by labor unions or covered by collective bargaining agreements. We have never experienced a labor-related work stoppage.

Our people are at the heart of our business. Our Board of Directors (the "Board") provides oversight of the policies and procedures relating to talent, leadership, culture and compensation plans for our Executive Chairman and Chief Executive Officer. The Compensation Committee evaluates and approves the compensation plans for our executive officers. We believe that we have been able to attract diverse and highly engaged employees who share our belief in our mission and further promote our inclusive company culture. To monitor the health of our human capital resources, we track turnover, perform exit interviews, conduct periodic employee surveys, hold quarterly town halls with open question and answer sessions, and conduct performance reviews and build development plans to assist each employee achieve their potential. Based on exit interviews and employee surveys, we identify opportunities for improvement in our processes and track our employee engagement levels. We award equity grants with vesting based on continued employment to eligible employees in order to motivate retention and align our employees with our other shareholders.

We promote and value a diverse, equitable and inclusive culture for our employees. Our Diversity and Inclusivity Committee works to celebrate all our employees, educate and recommend improvements to our processes to enhance our organization and our culture. As of December 31, 2024, approximately 50% of our employees in our global workforce identified as female, 50% identified as male, and 0% did not disclose their gender identity. In addition, at the end of 2024, approximately 30% of our employees identified as Black, Indigenous and/or People of Color or two or more races, 40%

identified as white, and 30% did not disclose their race. We strive to reflect the diverse identities and cultures of our consumers.

Additional Information

The Vita Coco Company, Inc. was incorporated in Delaware as a corporation in January 2007 and as a public benefit corporation in April 2021. We completed an IPO of our common stock in October 2021.

Our website is www.thevitacococompany.com. At our Investor Relations website, investors.thevitacococompany.com, we make available, free of charge, a variety of information for investors, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission (the "SEC"). The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors.

Our business involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements set forth below the Summary Risk Factors of this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties not presently known to us or that we currently deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Sales of our coconut water products constitute a significant portion of our revenue, and a reduction in demand for our coconut water products or a decrease in consumer demand for coconut water generally would have an adverse effect on our financial condition.

Our coconut water accounted for 96% of our revenue for the year ended December 31, 2024. We believe that sales of our coconut water will continue to constitute a significant portion of our revenue, income and cash flow for the foreseeable future. Any material negative change to consumer demand for our products or coconut water generally or failure to grow the coconut water category could materially and adversely affect our business, financial condition, results of operations and cash flows. We are also subject to the risk of overly relying upon a few large customers (whether serviced directly or through distributors) in a particular market due to the concentration that exists in retail ownership in our key markets and our significant private label business with several large retailers. We cannot be certain that consumer and retail customer demand for our other existing and future products will expand to reduce this reliance on coconut water and allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting demand or sales of our coconut water or coconut water generally or a negative decision by a major retailer, could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, in 2023, we started the discontinuation of the private label coconut water and coconut oil supply relationship with one of our significant customers as the terms required to retain the business were contrary to our long term margin targets. While we continued the supply relationship for a significant portion of their private label coconut water needs in 2024 at the customer's request, we are expecting the loss of further regions that we serviced for this customer during 2024. We will continue to service their needs if we are asked and it aligns with our long-term margin targets. Generally, private label business is rebid regularly, and adjustments are often made to the regional areas serviced, or a complete transfer of the business to another supplier. These changes can be abrupt and difficult to predict.

If we encounter problems or interruptions with our supply chain, our costs may increase and our or our customers' ability to deliver our products to market could be adversely affected, impacting our business and profitability.

Our supply chain is heavily reliant on third-party partners, and our success is dependent upon our ability to maintain our relationships with existing partners and enter into new arrangements in the future. Any changes to the relationships with our existing partners, including deprioritizing or experiencing delays in our production, or terminating the relationship could adversely affect our business. Furthermore, if we need to find an alternative or new manufacturing or co-packing partner, we would need to spend a significant amount of time and resources to ensure the new partner can meet our standards for quality control and have the necessary capabilities, responsiveness, high-quality service and financial stability, among other things, that align with our values and mission. We may need to assist that manufacturing or co-packing partner in purchasing and installing packaging and processing capability which may further delay and increase the financial costs of including them in our supply network and increase the financial risk of that relationship. Although we do not rely on our co-packing partners for the sourcing of raw materials, we face similar risks related to the operations and quality of services provided by such partners. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, we may not have the ability to pursue our growth strategy, our sales might decrease, and our business, financial condition, results of operations and cash flows may be materially adversely affected.

Our independent shipping partners transport our products from the country of origin or from our domestic co-packing partners, which are then received by, and subsequently distributed from our third party warehousing and fulfillment service providers to our distributors and retail-direct customers by our third party transportation partners or customer pickup. We depend in large part on the orderly operation of this receiving and distribution process from these third party partners, which depends, in turn, on timely arrival of products from ports or co-packers, availability of outbound and inbound shipping, real-time tracking information on our products location, and effective operations at the warehouses or distribution centers and the ports through which our products flow. Any increase in transportation costs (including increases in fuel costs), increased shipping costs or shipping transit times, increased warehouse costs, issues with overseas shipments or port or supplier-side delays, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to the national and international transportation infrastructure, decreased warehouse availability including due to labor shortages, and unexpected delivery interruptions or delays may increase the cost of, and adversely impact, our logistics, and our ability to provide quality and timely service to our distributors or retail-direct customers. For example, in 2024 we experienced instability in pricing for ocean freight caused by geopolitical disruption of shipping lanes due to ocean carriers avoiding the Gulf of Aden and the Red Sea, due primarily to concerns that Houthi forces, based in Yemen, may attack freighters. We experienced spot cost increases for ocean freight routes from Asia, and then more significant cost increases when carriers began to route away from the Suez Canal, which also led to challenges in ocean freight availability and transit times, impacting our available inventory. The inability to fulfill or any delays in processing customer or consumer orders from the warehousing or fulfillment centers of our providers, or any quality issues could result in the loss of consumers, retail partners or distributors, or the issuances of penalties, refunds or credits, and may also adversely affect our reputation.

Additionally, external events beyond our control may affect and cause interruptions or delays in our supply chain. Disruptions in operations due to natural or man-made disasters, inclement weather conditions, accidents, system failures, power outages, political instability, physical or cyber break-ins, server failure, work stoppages, slowdowns or strikes by employees, acts of terrorism, the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics and other unforeseen or catastrophic events could damage the facilities of our supply chain partners or render them inoperable, effect the flow of product to and from these centers, or impact our ability to manage our partners, making it difficult or impossible for us to process customer or consumer orders for an extended period of time. We could also incur significantly higher costs and longer lead times during the time it takes for our supply chain to react and normalize.

Furthermore, international instability, including volatility in global oil markets or ongoing geopolitical tensions, may affect our supply chain, impacting our rates and capacity to timely supply our products. As disclosed above, our shipping routes and costs, have been impacted by ocean carriers avoiding the Red Sea and Gulf of Aden, due to concerns that Houthi forces based in Yemen have been attacking freighters. It is hard to predict where ocean freight rates and capacity will be in the future and what long-term rates could be. A significant part of our business relies on shipping prepackaged coconut water from sourcing countries to our countries of sale so we are very dependent on shipping container prices and service levels and cost increases in shipping have materially impacted our financial results in recent years. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Our cash flows and results of operations may be negatively affected if we are not successful in predicting demand and managing our inventory at appropriate levels for the demand that we experience.

Efficient inventory planning and management is a key component of our success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs of holding the products unduly impact our financial results or create obsolete inventory, while ensuring we have adequate inventory to fulfill their needs, if their demand changes unexpectedly.

Maintaining adequate inventory requires significant attention to and monitoring of: market trends, local market demands; performance of our raw material suppliers and manufacturers, our logistics suppliers and distributors; and the collection of data to enable efficient forecasting and inventory management. Although we seek to forecast and plan our product needs sufficiently in advance of anticipated requirements to facilitate reserving production time at our manufacturing and co-packing partners, and arranging for the availability and supply of packaging and ingredient materials, our product takes many weeks to arrive at our warehouses from our manufacturing partners, which reduces our flexibility to react to short term or unexpected consumer demand changes and can require planning as much as six months in advance to coordinate all materials for production. As we expand our operations, it may be more difficult to effectively manage our inventory as the complexity increases. In any cases where consumers might not have access to our products, our reputation and brands could be harmed, and consumers may be less likely to recommend our products in the future. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Our future business, financial condition, results of operations and cash flows may be adversely affected by reduced or limited availability of coconuts and other raw materials for our products.

Our ability to ensure a continuing supply of high-quality coconuts and other raw materials for our products at competitive prices depends on many factors beyond our control. We rely on a limited number of regional manufacturing partners to source and acquire certain of our raw materials and provide us with finished coconut-based products. Our financial performance depends in large part on their ability to arrange for the purchase of raw materials, including coconuts, coconut water and other natural ingredients, in sufficient quantities.

The coconuts from which our products are sourced, and the harvesting and transportation of them to our manufacturing partners, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, earthquakes, hurricanes, typhoons, pestilence and other shortages and disease, as well as political events and other conditions which can adversely impact quantity and quality, leading to reduced coconut yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. Our manufacturing partners may have general difficulties in obtaining raw materials, particularly coconut derived products, due to our high quality standards. Our current manufacturing partners operate in the Philippines, Sri Lanka, Malaysia, Thailand, Brazil, Vietnam, and Indonesia, and source coconuts from owned trees and networks of many independent small farmers, while some of our co-packers operate in Canada, Mexico, the U.S., and the U.K. and source co-packing materials from these regions. Thus, while we attempt to mitigate the risk by sourcing in multiple geographic areas, the supply of coconuts and other ingredients and materials may be particularly affected by any adverse events in these countries or regions. Any disruption in the ability of our manufacturing partners to source coconuts or other raw materials from their local suppliers to produce our finished goods would result in lower sales volumes and increased costs, and may have a material adverse effect on our business, financial condition, results of operations and cash flows if the necessary supply cannot be replaced in a timely manner or at all.

In addition, we also compete with other food and beverage companies in the procurement of coconut materials and other raw materials, and this competition may increase in the future if consumer demand increases for these materials or products containing such materials, and if new or existing competitors increasingly offer products in these market sectors. If supplies of coconut materials and other raw materials that meet our quality standards are reduced or are in greater demand, this could cause our expenses to increase and we or our manufacturing partners may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.

Our manufacturing partners and their ability to source coconut materials and other raw materials may also be affected by any changes among farmers in our sourcing countries as to what they choose to grow and harvest, changes in global economic conditions or climate, and our or their ability to forecast or to commit to our raw materials requirements. Many of these farmers also have alternative income opportunities and the relative financial performance of growing coconuts or other raw materials as compared to other potentially more profitable opportunities could affect their interest in working with us or our manufacturing partners. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition, results of operations and cash flows.

The success of our financial performance is closely tied to our Americas operating segment.

Our financial performance is largely dependent on our Americas operating segment, which accounted for approximately 86% of consolidated total net revenue in fiscal year 2024. Because the Americas segment is more mature and produces the majority of our operating cash flows, any slowdown or decline may adversely affect our business, financial condition, results of operations and cash flow. Our International segment may be unable to make up any significant shortfall if our Americas segment, specifically the U.S. market, were to slow or decline, and our business and financial results could be adversely affected.

We are dependent on our existing suppliers for materials used to package our products, the costs of which may be volatile and may rise significantly.

In addition to purchasing coconut materials and other ingredients, we negotiate the terms and specifications for the purchase of significant quantities of packaging materials and pallets by our manufacturers and co-packing partners from third parties. The majority of our products are produced and packaged with materials sourced from a single supplier, Tetra Pak. While we believe that we may be able to establish alternative supply relationships for some of these materials, we may be unable to do so in the short term, or at all, at prices or quality levels that are acceptable to us, or in packaging that is acceptable to consumers. Further, any such alternative supplier arrangements may lead to increased costs or delays.

Volatility or inflation in the costs of our packaging materials and other supplies that we or our manufacturing partners purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes or lost relationships. If we are not successful in managing our packaging costs, or if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition, results of operations and cash flows.

Further, changes in business conditions, pandemics, governmental regulations and other factors beyond our control that we do not presently anticipate could affect our manufacturing and co-packing partners' ability to receive components from our existing or future suppliers of such materials or the availability of such components generally. The unavailability of any components for our suppliers could result in production delays and idle manufacturing facilities which may increase our cost of operations and render us unable to fulfill customer orders in a timely manner. In addition, quality issues with packaging materials or packaging processes, could result in the need to replace inventory produced, resulting in increased costs.

We are dependent on distributor and retail customers for most of our sales, and our failure to maintain these relationships or further develop our sales channels could harm our business, financial condition, results of operations and cash flows.

We derive a significant portion of our revenue from our network of domestic and international distributors and retail customers (whether serviced directly or through distributors), including club stores, major mass merchandisers, online marketplaces such as Amazon, drug store chains, supermarkets, independent pharmacies, health food stores, and other retailers. In addition, our largest distributor customer and the largest retail-direct customer together accounted for approximately 48% of our total net sales as of December 31, 2024. No other customer or distributor represented more than 10% of our total net sales as of December 31, 2024.

A decision by either of our largest retail customer or distributor, or any other major distributor or retail customer, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the quantity or breadth of product purchased from us, or to change their manner of doing business with us and their support of our products, could substantially reduce our revenue and have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, as previously disclosed, in 2023 we agreed to start to discontinue the private label coconut water and coconut oil supply relationship with one of our significant customers as the terms required to retain the business were contrary to our long term margin targets. While we continued the supply relationship for a significant portion of their private label coconut water needs in 2024 at the customer's request, we are expecting in 2025 the loss of further regions that we serviced for this customer in 2024. In addition, any store closings or changes in retail strategy by our retail customers, particularly our largest retail customer, could reduce the number of stores or regions carrying our products, or stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our products. If any negative change in our relationship with our largest distributor and retail customer or other customers occurs, any other disputes with key customers arose, if we were to lose placement and support of any of our key customers or if any of our key customers consolidate and/or gain greater market power, our business, financial condition, results of operations and cash flows would be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers, particularly our largest distributor and retail customer, experience any operational difficulties or generate less traffic.

Although we aim to enter into long-term agreements with distributors, and historically have renewed, amended or extended them as needed, we cannot guarantee that we will be able to maintain or extend these contractual relationships in the future or that we will be able to do so on attractive terms. If any agreement with a key distributor is terminated or if the performance of such distributor deteriorates, we cannot guarantee that we will be able to find suitable replacement partners on favorable terms, or at all. Distributor contracts also may require that we make payments to terminate or upon non-renewal, and there is no guarantee that the parties will agree on payment terms, or that we will be able to recoup such fees from any replacement distributors. We enter into pricing support and promotional arrangements with our distributors to encourage execution and pricing activity on our brands, and in some cases, offer invasion fees when product is shipped directly to a specific retailer in their geographic market. There is no guarantee that these arrangements will be effective, or that disputes will not arise as to the sharing of the costs of such activity, which could impact our relationship with the distributors or impose additional costs on us.

We generally do not have long-term contracts or minimum purchase volumes with our retail-direct customers beyond promotional price arrangements, except in cases related to private label supply, and the duration of these relationships and terms are subject to change and adjustment based on the performance of the products and our performance as a supplier of these products. For example, pursuant to the terms of the agreement with our largest retail-direct customer, following the initial term, either party is permitted to terminate the agreement without cause with prior notice, and the agreement is non-exclusive and does not impose any minimum purchase or supply requirements. We seek to maintain the relationships with these customers' private label brands and be their supplier of choice, but we cannot guarantee that we will maintain our share of this business, nor that the economic terms we will negotiate with such customers in the future will be favorable to us. The loss of any part of a key customer's private label business may negatively impact that customer's support of our branded products, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our retailer partners' continuing demand for our products whether supplied directly or supported through distributors and their support of our promotional programs. If our retail partners change their pricing and margin expectations, change their business strategies as a result of industry consolidation or otherwise, maintain and seek to grow their own private-label competitive offerings whether supplied by us or other suppliers, reduce the number of brands they carry or amount of shelf space they allocate to our products, or allocate greater shelf space to, or increase their advertising or promotional efforts for, our competitors' products, our sales could decrease and our business, financial conditions, results of operations and cash flows may be materially adversely affected.

Certain of our distributors or retail-direct customers may from time to time experience financial difficulties, including bankruptcy or insolvency. If our customers suffer significant financial or operational difficulty, they may reduce their orders from us or stop purchasing from us and/or be unable to timely pay the amounts due to us or at all, which could have a material adverse effect on our ability to collect on receivables, our revenues and our results of operations. It is possible that customers may contest their contractual obligations to us, whether under bankruptcy laws or otherwise. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation. If we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, financial condition, results of operations and cash flows may be materially adversely affected. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers and ongoing support by distributors. Retailers or distributors that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. Consolidations among our customers would concentrate our credit risk and, if any of these retailers or distributors were to experience a shortage of liquidity or consumer behavior shifts away from their retail model or their service area, it would increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular region increases the risk that if any one of them substantially reduces their purchases of or support for our products, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales and revenue whether sold directly to retailers or through distributors.

Competition in the food and beverage retail industry is strong and presents an ongoing threat to the success of our business.

We operate in a highly competitive market, which includes large multinational companies as well as many smaller entrepreneurial companies seeking to innovate and disrupt the categories in which we compete. As a category, coconut water competes for space with a wide range of beverage offerings. In particular, coconut water competes with functional refreshment, juices, energy drinks, ready to drink teas and coffees and other non-100% coconut water based beverages, and many of these products are marketed by companies with substantially greater financial resources than ours. We also compete with a number of natural, organic, and functional food and beverage producers. We and these competing brands and products compete for limited retail, and foodservice customers and consumers. In our market, competition is based on, among other things, brand equity and consumer relationships, consumer needs, product experience (including taste, functionality and texture), nutritional profile and dietary attributes, sustainability of our supply chain (including raw materials), quality and type of ingredients, distribution and product availability, retail and foodservice and e-commerce customer relationships, marketing investment and effectiveness, pricing competitiveness and product packaging.

Conventional food or beverage companies, which are generally multinational corporations with substantially greater resources and operations than us, may acquire our competitors or launch their own coconut water products or other products that compete with our own. Such competitors may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. These large competitors may decide not to compete in coconut water but rather to use their retail relationships and category insights to reduce retailer excitement for the category, impacting our visibility and shelf space.

Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with our products. Retailers source these products from a range of suppliers under competitive bidding relationships and we compete for this business as a private label supplier. While we seek to enter into strategic partnerships with retailers to capitalize on private label supply opportunities, we cannot guarantee that we will be awarded this private label business in future years or that our existing supply relationships may not be downsized or cease. If the quality of competing private label or branded products were to be compromised, that could affect the consumer perceptions of coconut water more generally which could impact our business. Additionally, some of our distributor partners carry competing products or in some cases also are brand owners of beverage products that might compete with us, and while we believe our products are worthy of their support, there is no guarantee that their support will continue for all of our brands or at the same levels as today.

Competitive pressures or other factors could cause us to lose market share and lead to reduced space allocated to our products, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which could adversely affect our margins and could adversely affect our business, financial condition, results of operations and cash flows. Many of our current and potential competitors in beverages have longer operating histories, greater brand recognition, better access to distribution capabilities, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and maintain deeper customer relationships with key retailers due to their extensive brand portfolios than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits.

We expect competition in the natural, organic and functional food and beverage industry to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control. If we fail to compete successfully in this market, our business, financial condition, results of operations and cash flows would be materially and adversely affected.

If we fail to develop and maintain our brands and Company image, our business could suffer.

We have developed strong and trusted brands, including our leading *Vita Coco* brand, that we believe have contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of *Vita Coco* and other brands. Maintaining, promoting and positioning our brands and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandising efforts, the reliability and reputation of our supply chain, our ability to grow and capture share of the coconut water category, and our ability to provide a consistent, high-quality consumer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. For example, as part of the licensing strategy of our brands, we enter into licensing agreements under which we grant our licensing partners certain rights to use our trademarks and other designs. Although our agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have a material adverse impact on our business.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands, our products or our industry on social or digital media could seriously damage our brands and reputation.

Our Company image and brands are very important to our vision and growth strategies, particularly as a public benefit corporation, a Certified B Corporation, and with the goal of operating consistent with our mission and values. We will need to continue to invest in actions that support our mission and values and adjust our offerings to appeal to a broader audience in the future in order to sustain our business and to achieve growth, and there can be no assurance that we will be able to do so. If we do not maintain the favorable perception of our Company and our brands, our sales and results of operations could be negatively impacted. Our brands and Company image are based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, customers, suppliers or manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brands and damage our business, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to introduce new products or successfully improve existing products or adopt new technology or marketing practices effectively, may adversely affect our ability to continue to grow and may cause us to lose market share and sales.

A key element of our growth strategy depends on our ability to develop and market new products, product extensions and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes to meet these consumer needs while complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in designing, branding and packaging, introducing and marketing new products. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability. There is no guarantee that each innovation we launch will reach our goals and be successful, and many will require iteration and development to have a chance of success. Discontinuing products that have not reached sufficient scale to be viable long term or where consumer demand is decreasing, may result in decreased sales, disappointed customers and unexpected costs. Additionally, the development and introduction of new products requires research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance.

Our competitors also may create or obtain similar formulations first that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on our growth. If we experience difficulty in partnering with co-packers or manufacturers to produce our new products, it may affect our ability to develop and launch new products and enter new product categories, and scale up supply if successful. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality and supply, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and cash flow may be adversely affected.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is primarily focused on developing, manufacturing, marketing and distributing coconut water branded and private label products and other "better-for-you" beverages. Consumer demand for our products and interest in our offerings could change based on a number of possible factors, including changes in consumer preferences, dietary habits, refreshment and nutritional habits, concerns regarding the health effects of ingredients, the usage of single use packaging, the impact of our supply chain on our sourcing communities, shifts in preference for various product attributes or consumer confidence, trends within consumer age groups and perceived value and quality for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer needs, there can be no assurance that our efforts will be successful. If consumer demand for our products decreases, our business, financial condition, results of operations and cash flows may be adversely affected.

Pandemics, epidemics, disease outbreaks or global trade disruption may disrupt our business, including, among other things, consumption and trade patterns, and our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations.

The actual or perceived effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern, or global trade disruptions, could negatively affect our business, liquidity, financial condition and results of operations. Any new restrictions related to such matters, such as requiring employees to work remotely, imposing travel restrictions, reducing operating hours, imposing operating restrictions and temporarily closing businesses could have an adverse impact on global economic conditions and impact consumer confidence and spending, which might have a material adverse impact on our supply chain, or on some of our customers and could impact the availability and demand for our products and ultimately our financial condition.

Furthermore, given our supply chain is dependent on ocean freight for shipping coconut water from the source countries to the end use markets, we are particularly exposed to ocean freight cost changes, availability of containers and to changes or disruptions in global trade.

We could suffer product inventory losses or markdowns and lost revenue in the event of the loss or shutdown of a major manufacturing partner, a local raw materials supplier of a manufacturing partner, or a co-packing partner, due to pandemic conditions in their respective locales. Any interruptions to logistics could impact their ability to operate and ship us product. The potential impact of a pandemic on any of our production or logistics providers could include, but is not limited to, problems with their respective businesses, finances, labor matters (including illness or absenteeism in workforce or closure), ability to import and secure ingredients and packaging, product quality issues, costs, production, insurance and reputation. Any of the foregoing could negatively affect the price and availability of our products and impact our supply chain. If these disruptions continue for an extended period of time, our ability to meet the demand for our products may be materially impacted.

We rely on independent certification for a number of our products.

We rely on various independent third-party certifications, such as certifications of our products as "organic", to differentiate our products and Company from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our "organic" certification if our manufacturing partners fail to source certified organic raw materials from local raw material suppliers. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

We may not be successful in our efforts to make acquisitions and successfully integrate newly acquired products or businesses.

We have in the past pursued and intend in the future to consider opportunities to acquire other products or businesses that may strategically complement our portfolio of brands and expand the breadth of our markets or customer base. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisition in the future at acceptable terms or at all. In addition, exploring acquisition opportunities may divert management attention from the core business and organic innovation and growth, which could negatively impact our business, financial condition, results of operations and cash flows. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition will depend on a variety of factors, including our ability to obtain financing on acceptable terms consistent with any debt agreements existing at that time and our ability to negotiate acceptable pricing and terms. Historical instability in the financial markets indicates that obtaining future financing to fund acquisitions may present significant challenges and could also create dilution to shareholders among other potential impacts.

The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management's attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, litigation, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brands and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits or synergies of such acquisitions and could harm our financial performance.

Further, the future acquisition of a product or business may cause us to deviate from our historically fixed-asset lite business model if we were to acquire production capabilities and facilities in connection therewith, and as a result could increase our costs of operation.

We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate or realize the anticipated benefits of any acquired products or businesses. Furthermore, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

Climate change, or legal or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for coconut water, oil, cream and other raw materials that are necessary for our current or any future products. Such climate changes may also require us to find manufacturing partners in new geographic areas if the location for best production of coconuts changes, which will require changes to our supply network and investing time and resources with new manufacturing partners, thereby potentially increasing our costs of production. In addition, there is no guarantee that we will be able to maintain the quality and taste of our products as we transition to sourcing coconuts in new geographic areas. Increasing frequency and severity of extreme weather and natural disasters could result in unusual weather patterns, which could affect the supply and demand for our products and lead to negative effects on our business, financial condition, results of operations and cash flow.

Additionally, the increasing concern over climate change may also result in more federal, state, local and foreign legal requirements to reduce or mitigate the effects of greenhouse gases or to reduce packaging and improve recyclability. If such laws are enacted, we may experience significant increases in our costs of operations and delivery, which in turn may negatively affect our business, financial condition, results of operations and cash flows, and may incur increased liability for the accuracy of any public disclosures.

Failure to retain our senior management and key personnel, or to maintain and evolve our culture may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management and other key employees. These employees have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brands, culture and the reputation we enjoy with suppliers, manufacturers, distributors, customers and consumers. In particular, we are dependent on our co-founder, Michael Kirban, for leadership, culture, strategy, key customer and supplier relationships and other skills and capabilities. The loss of the services of the co-founder, or any of these executives and key personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our co-founder or senior executives.

Additionally, our success depends on our ability to attract, train and retain a diverse workforce who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. Pressures in the labor market for talent and wage inflation have been increasing and could increase our future costs of hiring or retaining our employees, and thus impact our profitability. If we are unable to hire and retain employees capable of meeting our business needs, and creating the culture and capability that we desire, our business and brand image may be impaired, including not meeting our B Corp expectations nor our public benefit corporation mission.

If our independent suppliers and manufacturing partners, or the local farmers or other suppliers from which our manufacturing partners source the raw materials, do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations may be harmed.

Our reputation and our consumers' willingness to purchase our products depend in part on the compliance of our suppliers, manufacturers, distributors, and retailer partners, as well as the local farmers or other suppliers from which our manufacturing partners source raw materials, with ethical employment practices, such as with respect to child and animal labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our independent suppliers, manufacturers, distributors and retailer partners, nor over the suppliers of our raw materials, and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, distributors, retailer partners or raw material suppliers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms or ethical standards, our reputation and brand image could be harmed, our customers may choose to terminate their relationships with us, and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

- facing difficulties, such as legal, regulatory, personnel, technological, and consumer preference variation risks, as we operate in countries where we have limited experience or presence, or expand our operations into countries in which we have no prior operating history;

- restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;

- unfavorable changes or proposed changed in U.S. trade policies, including with respect to treaties, tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries such as the U.S. and China and between the U.K. and the European Union ("EU");

- unfavorable foreign exchange controls and variation in currency exchange rates;

- exposure to foreign currency exchange rate fluctuations;

- increased exposure to general international market and economic conditions and uncertainty;

- political, economic, environmental, health-related or social uncertainty and volatility;

- the potential for substantial penalties, litigation and reputational risk related to violations of a wide variety of laws, treaties and regulations, including food and beverage regulations, anti-corruption regulations (including, but not limited to, the U.S. Foreign Corrupt Practices Act ("FCPA"), and the U.K. Bribery Act) and data privacy laws and regulations (including the EU's General Data Protection Regulation);

- the imposition of differing labor and employment laws and standards;

- significant differences in regulations across international markets, including new regulations that could impact requirements applicable to our products and the regulatory impacts on a globally integrated supply chain;

- the varying trademark laws and regulations, or difficulties with international intellectual property protection and problems created by counterfeiting;

- the bankruptcy or default in payment by our international customers and/or import partners and the potential inability to recoup damages from such defaults, as well as subsequent termination of existing importation agreements;

- the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;

- the complexities of monitoring and managing compliance with a broad array of international laws related to data privacy and data protection, as well as cross-border transfers of personal data;

- the difficulty and costs of maintaining effective data security and meeting different data security regulations;

- global cost and pricing pressures;

- complex supply chain and shipping logistical challenges; and

- unfavorable and/or changing foreign tax treaties and policies.

For example, in 2024 the political unrest in the Gulf of Aden and Red Sea regions caused ocean freight carriers to reroute away from the Suez Canal, which resulted in longer transit times, increased ocean freight costs and shortages in ocean freight capacity, all of which affected our operations. Recently, there have been discussions about potential tariffs and other import related fees on goods, including those imported from China, Mexico and Canada, and while the specifics are unclear, if tariffs or other import related fees are implemented on goods from these countries, or other countries where the Company does business, they may raise the Company's cost of importation of coconut water and require the Company to adjust its pricing or strategy. An inability to effectively manage these risks associated with our international operations could adversely impact our business and financial results.

We are subject to risks related to sustainability and corporate social responsibility.

Our business faces increasing scrutiny related to environmental, social and governance issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. We are a Delaware public benefit corporation which has placed additional requirements on our strategies and decision-making to meet our mission. See "—Risks Related to our Existence as a Public Benefit Corporation." There has been increasing public focus by investors, customers, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. Our efforts to ensure we meet these standards rely on our leadership, contracts, internal and third-party audits and on continued monitoring of potential risks and solutions. We may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition. Additionally, if we fail to meet applicable standards or expectations with respect to these issues across any of our products and in any of our operations and activities or those of our third party partners, such as manufacturers and co-packer, our reputation and brand image could be damaged, and our business, financial condition, results of operations and cash flows could be adversely impacted.

Further, we have developed a strong corporate reputation over the years for our focus on responsible sourcing and support of our supplier communities. We seek to conduct our business in an ethical and socially responsible way, which we regard as essential to maximizing stakeholder value, while enhancing community quality, environmental stewardship and furthering the plant-based movement around the world. We are developing environmental and sustainability initiatives that support our societal programs and are consistent with our purpose, but these initiatives require financial expenditures and employee resources and are not yet fully vetted or implemented. If we are unable to meet our sustainability, and environmental, social and governance goals, this could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers, consumers and investors. There is no guarantee that our pace of progress on our environmental, social and governance initiatives will meet all parties' expectations, which in turn could result in harm to our reputation and negatively impact our business, financial condition, results of operations and cash flow. In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Risks Related to Our Legal and Regulatory Environment

Food safety and food-borne illness incidents or other safety concerns may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food and beverages for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers or manufacturers, could result in the discontinuance of sales of these products or cessation of our relationships with such suppliers and manufacturers, or otherwise result in increased operating costs, lost sales, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our manufacturing and co-packing partners, our distributors or our retail customers, depending on the circumstances, to conduct a recall in accordance with the FDA, regulations and comparable foreign laws and regulations, as well as other regulations and laws in the other jurisdictions in which we operate. Product recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors, retail customers and shelf space or e-commerce prominence, and a potential negative impact on our ability to attract new customers and consumers, and maintain our current customer and consumer base due to negative consumer experiences or because of an adverse impact on our brands and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits. While we maintain batch and lot tracking capability to identify potential causes for any discovered problems, there is no guarantee that in the case of a potential recall, we will effectively be able to isolate all product that might be associated with any alleged problem, or that we will be able to quickly and conclusively determine the root cause or narrow the scope of the recall. Our potential inability to affect a recall quickly and effectively, or manage the consumer and retailer communication in a way that mitigates concerns, might create adverse effects on our business and reputation, including large recall and disposal costs and significant loss of revenue.

We believe our consumers, retailers and distributors rely on us to provide them with high-quality products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our Company, brands or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition, results of operations and cash flows. Although we believe we and our manufacturing and co-packing partners on which we rely have rigorous quality control processes in place, there can be no assurance that our products will always comply with the standards set for our products or that our manufacturing and co-packing partners will comply with our product specifications.

In addition, food and beverage companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any beverage company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act, that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition, results of operations and cash flows. Most countries in which we operate have comparable regulations that we endeavor to comply with, but any failure to meet regulators' or customers' expectations could impact our business in these markets and have a material adverse effect on our reputation as well as our business, financial condition, results of operations and cash flows.

Our products and operations are subject to state and government regulation and oversight both in the U.S. and abroad, and our failure to comply with applicable requirements, or to respond to changes in regulations applicable to our business could adversely affect our business, financial condition, results of operations and cash flows.

The manufacturing, marketing and distribution of food products is highly regulated. We, along with our manufacturing and co-packing partners and our suppliers, are subject to a variety of laws and regulations internationally, which apply to many aspects of our and their businesses, including the sourcing of raw materials, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of employees and the protection of the environment.

Our products and operations and those of our manufacturing and co-packing partners are subject to oversight by multiple U.S. and international regulatory agencies including the USDA, the FDA, the FTC, the EPA, the European Commission and the U.K.'s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and the Singapore Food Agency, among others. These agencies regulate, among other things, with respect to our products and operations:

- design, development and manufacturing;

- testing, labeling, content and language of instructions for use and storage;

- product safety;

- marketing, sales and distribution;

- record keeping procedures;

- advertising and promotion;

- recalls and corrective actions; and

- product import and export.

In the U.S., for example, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. The FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices ("cGMP"), and supplier verification requirements. Certain of our facilities, as well as those of our manufacturing and co-packing partners, are subject to periodic inspection by federal, state and local authorities. We do not control the manufacturing processes of, but rely upon, our third-party manufacturing partners for compliance with cGMPs for the manufacturing of our products that is conducted by our partners. If we or our manufacturing partners cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA or other regulatory agencies, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our manufacturing or co-packing partners' inability to continue manufacturing for us or could result in a recall of our product that has already been distributed. In addition, we rely upon these parties to maintain adequate quality control, quality assurance and qualified personnel.

Furthermore, there are an increasing number of state and local regulations in the U.S. related to, among other things, beverage packaging, labeling requirements, container deposits, recycling, or beverage taxes. We anticipate more states to adopt similar legislation or regulations, requiring us to continuously monitor various state laws to ensure compliance. Any failure to comply with these laws or regulations correctly could result in a temporary halt in distribution of our products and other costs, affecting our business and profitability.

Failure by us, our suppliers or our manufacturing and co-packing partners to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our suppliers or manufacturing and co-packing partners' operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, untitled letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs or loss of revenue, resulting in a material effect on our business, financial condition, results of operations and cash flows. The regulations to which we are subject are complex and continuously changing, and have tended to become more stringent over time. New labeling and food safety laws could restrict our ability to carry on or expand our operations, result in higher than anticipated costs or lower than anticipated sales, and otherwise make it more difficult for us to realize our goals of achieving a more integrated global supply chain due to the differences in regulations around the world.

Advertising inaccuracies and product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Certain of our products are advertised with claims as to their origin, ingredients or health, wellness, environmental or other potential benefits, including, by way of example, the use of the terms "natural", "organic", "clean", "non-toxic", "sustainable", "no added sugars," or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each have issued statements and adopted policies regarding the appropriate use of the word "natural," there is no single, universal definition of the term "natural" for various categories we sell, which is true for many other adjectives common in the healthy or sustainable products industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges.

In addition, the FDA has consistently enforced its regulations with respect to nutrient content claims, unauthorized health claims (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits of certain foods or food components, or that misrepresent or improperly characterize the nutrient content in conventional food products.

Moreover, the FTC has articulated a robust substantiation standard for health claims on foods and dietary supplements and has pursued investigations and litigation against companies where the FTC has concern that the claims being made are not properly substantiated. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Further, consumer class action false advertising litigation relating to terms such as "natural," "non-toxic," "non-GMO" and other claims remain a persistent threat in our industry. Even when unmerited, class action claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition, results of operations or cash flows.

The USDA enforces federal standards for organic production and use of the term "organic" on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. By definition, organic products are not genetically modified or do not include genetically modified (bioengineered) ingredients. We use suppliers and manufacturing partners who can certify that they meet the standards needed for each applicable product or ingredient specification. Our failure, or failure on the part of our suppliers or manufacturing partners to comply with these ingredient and product specifications, to maintain appropriate certifications, or to label organic products in compliance with federal or state laws, may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims as to our labelling practices on this and other matters, challenging our labels as being intentionally mislabeled or misleading or deceptive to consumers. The cost of defending or settling these suits may be material to our business.

The regulatory environment in which we operate could also change significantly and adversely in the future. New or changing regulations could impact the way consumers view our products, such as potential new labeling regulations or enforcement of a standard of identity for terms used to market our products that would require us to list certain ingredients by specific names that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated.

Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. In addition, packaging has to be suitable to distributor and retail handling and scanning, and any failures of the packaging to meet these expectations could cause recall or product destruction. Any of these events could adversely affect our brands, increase our costs, and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Federal, state and foreign anti-corruption, sanctions and trade laws create the potential for significant liabilities and penalties and reputational harm.

As of December 31, 2024, we derived 14% of our net sales from our International segment. In addition, we source all of our coconut water internationally. As such, we are subject to a number of laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the FCPA, as well as economic sanctions, customs and export control laws, including those administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), U.S. Customs and Border Protection ("CBP"), the U.S. Department of Commerce and the U.S. Department of State. The FCPA is intended to prohibit bribery of foreign officials—including officials of any government or supranational organization, foreign political parties and officials thereof, and any candidate for foreign political office—to obtain or retain business. It also requires public companies in the U.S. to keep books and records that accurately and fairly reflect those companies' transactions and maintain internal accounting controls to assure management's control, authority, and responsibility over a company's assets. OFAC, CBP, the U.S. Department of Commerce and the U.S. Department of State, among other governmental authorities, administer and enforce various customs and export control laws and regulations, as well as economic and trade sanctions based on U.S. foreign policy and national security goals that target certain countries, regions, governments, businesses and individuals. These laws and regulations relate to a number of aspects of our business, including but not limited to the activities of our suppliers, distributors and other partners.

Similar laws in non-U.S. jurisdictions, such as EU sanctions or the U.K. Bribery Act, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, sanctions, customs or export control laws, may also impose stricter or more onerous requirements than the FCPA, OFAC, CBP, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Different laws may also contain conflicting provisions, making compliance with all laws more difficult. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations or other liabilities, which could negatively affect our business, operating results and financial condition. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws committed by companies we acquire. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible. Any determination that we have violated the FCPA or other applicable anti-corruption, sanctions, customs or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial condition, results of operations or the market value of our common stock.

U.S. export control laws and economic and trade sanctions prohibit the provision of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our products from being shipped or provided to embargoed countries and U.S. sanctions targets, they could be shipped, or provided by our distributors, to those countries and targets despite such precautions. The provision of goods in violation of

U.S. export controls or sanctions could have negative consequences for our business, including government investigations, penalties and reputational harm. Changes in export and import regulations, economic sanctions and related laws, shifts in the enforcement or scope of existing regulations, changes in the countries, governments or persons targeted by such regulations and the imposition of tariffs may create delays in the introduction and sale of our products in international markets, result in decreased ability to export or sell our products to existing or potential customers with international operations or in some cases, prevent the export or import of our products to certain countries, governments or persons. Actions taken with respect to tariffs or trade relations between the U.S. and other countries, the products subject to such actions, and actions taken by other countries in retaliation may also have an adverse impact on us. The failure to comply with applicable current or future U.S. import, export control, sanctions and anti-corruption laws, including U.S. Customs regulations, could expose us and our employees to substantial civil or criminal penalties, fines and in extreme cases, incarceration. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or authorizations, or otherwise act in accordance with applicable laws, we may be adversely affected through reputational harm and penalties, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For example, we are and have been subject to various labelling, trademark infringement and product quality claims in the ordinary course of our business, and may, in the future, face a range of litigation, including employment issues, distributor disputes, shareholder litigation and other contractual matters.

Even when not merited, the defense of these claims or lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and potentially prevent us from selling or manufacturing our products, which would make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Risks Related to Our Information Technology and Intellectual Property

We rely heavily on our information technology systems, as well as those of our third-party vendors and business partners, for our business to effectively operate and to safeguard confidential information; any significant failure, inadequacy, interruption or data security incident could adversely affect our business, financial condition, results of operations and cash flows.

We use information technology systems, infrastructure and data in substantially all aspects of our business operations. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. We are critically dependent on the integrity, security and consistent operations of these systems. We also collect, process and store numerous classes of sensitive, personally identifiable and/or confidential information and intellectual property, including customers' and suppliers' information, private information about employees and financial and strategic information about us and our business partners. The secure processing, maintenance and transmission of this information is critical to our operations.

As discussed above under, "If we encounter problems or interruptions with our supply chain, our costs may increase and our or our customers' ability to deliver our products to market could be adversely affected, impacting our business and profitability," our systems and those of our third party vendors, service providers, and business partners may be subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, acts of war, or terrorist attacks, fire, flood, global pandemics and natural disasters; our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we and our third party vendors, service providers, and business partners may upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt our business and result in transaction errors, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer.

Further, our systems and those of our third-party vendors, service providers, and business partners may be vulnerable to, and have experienced attempted security incidents, attacks by hackers (including ransomware attacks, phishing attacks and other third-party intrusions), acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party vendors or business partners, they may be able to commit financial fraud, publish, delete, use inappropriately or modify our private and sensitive third-party information, including credit card information and other personally identifiable personal information. In addition, employees may intentionally or inadvertently cause data or security incidents that result in unauthorized payments, and/or release of personally identifiable or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target (and even, in many cases, until after having been successfully launched for some time) and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations.

Security incidents compromising the confidentiality, integrity and availability of our sensitive information and our systems and those of our third party vendors and business partners could result from cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, including human error and bad actors, and security vulnerabilities in the software or systems on which we, or our third party vendors or business partners, rely. Cybercrime and hacking techniques are constantly evolving. We and/or our third-party vendors, service providers, and/or business partners may be unable to stop all attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given the increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. We anticipate that these threats will continue to grow in scope and complexity over time and such incidents may occur in the future, and could result in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information (including personal information) that we collect, receive and process. We employ multiple methods at different layers of our systems designed to defend against intrusion and attack, to protect our systems and to resolve and mitigate the impact of any incidents. Despite our efforts to keep our systems secure and to remedy identified vulnerabilities, future attacks could be successful and could result in substantial liability or business risk. We expect that third parties will continue to attempt to gain unauthorized access to our systems or facilities through various means, including hacking into our systems or facilities, or those of our customers or vendors, or attempting to fraudulently induce our employees, customers, vendors or other users of our systems into disclosing sensitive information, which may in turn be used to access our IT systems. Our cybersecurity programs and efforts to protect our systems and data, and to prevent, detect and respond to data security incidents, may not prevent these threats or provide adequate security. We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities including attempts by former, current or future employees to misuse their authorized access and/or gain unauthorized access to our systems. As we rely on a number of our third party vendors and business partners, we are exposed to certain security risks outside of our direct control resulting from our engagements with these parties, and our ability to directly monitor these third-party vendors' and business partners' data security is limited. While we take care to vet our vendors and business partners and contract with them to require levels of data security and best practices, and employ a number of security measures designed to prevent, detect, and mitigate potential for harm to our users and our systems from the theft of or misuse of user credentials on our network, these measures may not be effective in every instance. Moreover, we or our third-party vendors or business partners may be more vulnerable to such attacks in remote work environments, which have increased in recent years. Additionally, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot ensure that our insurance will be adequate to cover costs and liabilities related to an incident. Previously, we have experienced spoofing and social engineering incidents and since then, we have taken measures, such as third-party forensic consultant reviews, to ensure that no compromises of our systems have occurred and to mitigate risks of future harm. However, the sophistication of cyber attacks continues to increase and there is no guarantee that the steps we have taken will be sufficient to prevent significant disruption and loss.

Further, a failure to incorporate new technology, like artificial intelligence ("AI"), machine learning and automation, or adopt new marketing practices may reduce our ability to compete and operate efficiently, or increase risks of data security or result in suboptimal business decisions. If we do not sufficiently invest and evolve our business at sufficient speed and scale in response to such developments, or if we execute poorly on these investments, our products, results of operations and ability to compete and develop our business could be negatively affected. For example, we have begun the incorporation of AI and machine learning technology into our systems and business operations. When incorporating AI technologies into our business functions and operations, we are increasingly liable to new or existing risks due to increased governmental monitoring, compliance issues, data privacy risks, and potential litigation, all of which could negatively impact both financial performance and business reputation. Our ability to benefit from AI while managing the risks significantly relies on the effective selection of AI tools and platforms tailored to fit our specific business needs. Integrating ineffective AI technologies, or incorporating AI technologies without appropriate training, could lead to unintended consequences such as bias, discriminatory outputs, accuracy or data privacy issues. If we fail to successfully integrate AI, run afoul of developing regulations regarding AI, or otherwise cannot keep up with market demand when it comes to this new technology, our business may suffer.

Any data security breach, attack, virus or other incident could result in additional financial losses, costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our business, reputation, financial condition, results of operations and cash flows. Furthermore, regulations and expectations for timely disclosing any cyber security events are evolving, and there are additional risks that in our response to such events, and in our disclosure, we will not meet the appropriate requirements, creating regulatory and litigation risks.

In addition, if any such event resulted in access, disclosure or other loss or unauthorized use of information or data, such as customers' and suppliers' information, private information about employees and financial and strategic information about us and our business partners, whether actual or perceived, it could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy laws and regulations, violations of which could result in significant penalties, fines, costs and litigation. The cost of investigating, mitigating and responding to potential security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant and the risk of legal claims in the event of a security breach is increasing. For example, certain of the recently enacted state and international comprehensive privacy laws create a private right of action for certain data breaches and for non-compliance. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our reputation, business, financial condition, results of operations and cash flows. Any material disruption or slowdown of our systems or those of our third-party vendors or business partners, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasing amounts of proprietary and sensitive data. In addition, although we seek to detect and investigate all data security incidents, security breaches and other incidents of unauthorized access to our information technology systems, it can be difficult to detect and determine the scope and impact of data security incidents. Any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.

Changes in laws, regulations, and public perception concerning data privacy, or changes in the patterns of enforcement of existing laws and regulations, could impact our ability to efficiently gather, process, update, and/or provide some or all of the information we currently provide or the ability of our customers and users to use some or all of our products or services, and increases our compliance costs and litigation risks.

We collect, maintain, and otherwise process personal information and other data relating to our employees and customers. Additionally, we sell products directly to consumers from our website and rely on a variety of marketing techniques, including email and social media marketing, and we are subject to various laws and regulations that govern such selling, marketing and advertising practices. We are subject to numerous state, federal and international laws, rules and regulations that govern the collection, use and protection of personal information.

In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe, including the FTC's increasingly active approach to enforcing data privacy in the U.S., as well as the enactment of the EU's General Data Protection Regulation ("GDPR"), which took effect in May 2018, the U.K.'s transposition of GDPR into its domestic laws, which took effect September 2021, the California Privacy Rights Act ("CPRA"), which took effect January 1, 2023 and expands the California Consumer Privacy Act ("CCPA") of 2020, Virginia's Consumer Data Protection Act, which also took effect January 1, 2023, and similar comprehensive privacy laws adopted in other states and jurisdictions including Colorado, Connecticut, and Utah. Additionally, Indiana, Montana, Oregon, Tennessee, Texas, Kentucky, Maryland, Minnesota, New Hampshire, New Jersey and Rhode Island have adopted similar laws taking effect at different dates through 2025 and 2026. Additional U.S. states are considering passing similar data laws. On a federal level, the U.S. Congress has introduced several iterations of a federal comprehensive privacy law. If a federal privacy law passed, it would likely supersede the new state privacy laws and establish uniform privacy protections across the country.

We anticipate that federal, state and international regulators will continue to enact new legislation related to privacy, cybersecurity and the use of personal information within AI technologies. These laws may impose restrictions on our ability to gather and utilize personal information, provide individuals with additional rights around their personal information, and place downstream obligations on our vendors and business partners relating to their use of personal information we provide to them for processing.

Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal information, could result in enforcement actions and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition and results of operations. Further, these laws may require us to take on more onerous obligations in our contracts, add new provisions in data processing agreements ("DPAs") related to the processing of personal information, restrict our ability to store, transfer and process personal information or, in some cases, impact our ability to reach current and prospective customers, or to derive insights from data globally. Cross-border data transfers and the use of data transfer mechanisms now involve additional compliance steps and in the event any court blocks personal information transfers to or from a particular jurisdiction on the basis that certain or all such transfer mechanisms are not legally adequate, this could give rise to operational interruption in the performance of services for customers and internal processing of employee information, greater costs to implement alternative data transfer mechanisms that are still permitted, regulatory liabilities, or reputational harm.

We rely on a variety of marketing techniques and practices to sell our products and to attract new customers and consumers, and we are subject to various current and future data protection laws and obligations that govern marketing and advertising practices. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes specific requirements for commercial email messages in the U.S. Governmental authorities, including in the EU and the U.K., continue to evaluate the privacy implications inherent in the use of third-party "cookies" and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the uncertain and shifting regulatory environment and trust climate may prompt individuals to opt out of our collection of their personal information. Concern regarding our use of the personal information collected on our websites or via our marketing activities could impact sales of product. Additionally, certain new privacy laws require opt-ins rather than opt-outs for certain personal information, which could reduce some of the data we have historically been able to collect. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could discourage prospective customers from purchasing our products.

Industry-wide incidents or incidents with respect to our websites, including changes in industry standards, regulations, or laws, could deter people from using the internet or our websites to conduct transactions that involve the transmission of personal information, which could harm our business. We also receive data from third-party vendors (e.g., data brokers). While we have implemented certain contractual measures with such vendors to protect our interests, we are ultimately unable to verify with complete certainty the source of such data, how it was received, and that such information was collected and is being shared with us in compliance with all applicable data privacy laws.

We may not be able to protect our intellectual property adequately, which may harm the value of our brands.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks are valuable assets that reinforce our brands and differentiate our products. We cannot assure you that we will be able to register and/or enforce our trademarks in all jurisdictions in which we do business, as the registrability of trademarks and the scope of trademark protection varies from jurisdiction to jurisdiction. In addition, third parties may adopt trade names or trademarks that are the same as or similar to ours, especially in jurisdictions in which we have not yet obtained trademark protection, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, our trademark applications may be opposed by third parties, our trademarks may otherwise be challenged, and/or the scope of any of our trademark registrations could be narrowed as a result of a challenge, or even canceled entirely. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion, negatively affect our brand recognition, or negatively affect consumers' perception of our brands and products. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

In order to resolve certain trademark disputes, we have entered into coexistence or settlement agreements that permit other parties certain uses of marks similar to ours for certain categories and countries, and restrict the use of our marks in certain categories and countries. There is no guarantee that these coexistence settlement agreements will foreclose future trademark disputes.

We also rely on proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Obtaining patent protection, if available for any of such proprietary intellectual property, can be time consuming and expensive, and we cannot guarantee that our patent applications would be granted, or if granted, that they would be of sufficient scope to provide meaningful protection. Accordingly, we have in the past decided, and may in future decide, to protect our intellectual property rights in our technologies by maintaining them as trade secrets rather than publicly filing for formal intellectual property registrations such as patents and copyrights.

Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential.

Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently develop similar recipes or formulations to those that we have maintained as trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers (manufacturing, co-packing, ingredient and packaging partners). As a result, we may not be able to prevent others from developing or using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, including to protect our trademarks and trade secrets. We cannot assure you that we will have adequate resources to enforce our intellectual property rights, as such enforcement and potential litigation can be costly, time-consuming, and distracting to the Company's operations. Any such litigation could result in the impairment or loss of portions of our intellectual property, as our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights.

We also face the risk of claims that we have infringed third parties' intellectual property rights. If a third party asserts a claim that our offerings infringe, misappropriate or violate their rights, resulting litigation could be expensive and could divert management attention and resources away from our core business operations. Any claims of trademark or intellectual property infringement, even those without merit, could:

•   be expensive and time consuming to defend;

•   cause us to cease making, licensing or using products that incorporate the challenged intellectual property, which in turn could harm relationships with customers and distributors and might result in damages;

•   require us to redesign, reengineer, or rebrand our products or packaging, if feasible, and might result in large inventory write-offs of unsaleable or unusable materials; and

•   require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property which might affect our margins and ability to compete.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating profits, our customer relations and harm our future prospects.

In addition, the introduction of AI technologies into our business activities could expose our business to intellectual property risks. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by laws or regulations, and the use or adoption of third-party AI technologies into our business operations, products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation, as well as potential liability to customers.

Risks Related to the Ability to Finance our Business and Our Indebtedness

We may require additional financing to achieve our goals, which may not be available when needed or may be costly and dilutive.

We may require additional financing to support the growth of our business, to acquire new businesses, for working capital needs or to cover unforeseen costs and expenses. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business, the number, complexity and characteristics of additional products or future manufacturing processes we require to serve new or existing markets, any proposed acquisitions and cost increases related to the integration of acquired products or businesses, any material or significant product recalls, any failure or disruption with our manufacturing and co-packing partners as well as our third party logistics providers, the expansion into new markets, any changes in our regulatory or legislative landscape, particularly with respect to product safety, advertising, product labeling and data privacy, the costs associated with being a public company and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy and it is possible that our business could become more capital intensive. Although we believe various debt and equity financing alternatives will be available to us to support our capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements.

We may be unable to generate sufficient cash flow to satisfy our future debt service obligations, which would adversely affect our financial condition and results of operations.

In May 2020, we entered into a five-year credit facility ("2020 Credit Facility") with Wells Fargo Bank, National Association, which we amended and extended for five years on February 14, 2025, consisting of a revolving line of credit, which currently provides for committed borrowings of $60 million. As of December 31, 2024, we have no outstanding debt under our 2020 Credit Facility. Our ability to make principal and interest payments on and to refinance any indebtedness we incur in the future will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs including working capital needs or acquisition needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our future debt obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay vendor payments and capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

The agreements governing our current and future indebtedness may contain restrictive covenants and our failure to comply with any of these covenants could put us in default, which would have an adverse effect on our business and prospects.

Our 2020 Credit Facility imposes certain terms and restrictive covenants of these borrowings and the terms of any future indebtedness will likely impose similar restrictions. The 2020 Credit Facility contains, and agreements governing any future indebtedness may contain, a number of covenants which put some limits on our ability to, among other things:

- sell, transfer or dispose of assets;

- engage in mergers, acquisitions, and other business combinations;

- make dividends and distributions on, or repurchases of, equity;

- incur, assume, or permit to exist additional indebtedness;

- make loans, advances or investments, or give guarantees;

- incur liens; and

- enter into transactions with affiliates.

The 2020 Credit Facility also requires us to maintain a specified total leverage ratio, fixed charge coverage ratio and asset coverage ratio and our ability to meet these financial ratios may be affected by events beyond our control, and we may not satisfy such a test. A breach of the covenants in the 2020 Credit Facility or any agreements governing future debt obligations could result in a default under such agreements. By reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If amounts owed are accelerated because of a default and we are unable to pay such amounts, our lenders may have the right to assume control of substantially all of the assets securing the indebtedness.

Any changes to interest rates could affect the value of any investments and interest income thereof, or could significantly change the cost of any borrowing.

Borrowings under the 2020 Credit Facility accrue interest at variable rates and expose us to interest rate risk. Interest rates may fluctuate in the future. Although we have explored in the past various hedging strategies, we do not currently hedge our interest rate exposure under the 2020 Credit Facility. As a result, interest rates under the agreement or other variable rate debt obligations could be higher or lower than current levels. If interest rates increase, our debt service obligations on any future variable rate indebtedness could be significant.

We generally operate with a small target cash balance, and when that level is exceeded, we invest any excess in interest generating investments with generally short maturities consistent with our projected cash business needs. Any change in interest rates could affect the income from our cash equivalent balance and such investments, and might impact the market value of such holdings

Risks Related to the Ownership of Our Common Stock

Concentration of ownership of our shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

Based upon our shares of common stock outstanding as of December 31, 2024, our executive officers, directors and shareholders who own more than 5% of our outstanding share capital, in the aggregate, beneficially own over 30% of our outstanding shares of common stock. These shareholders, acting together, are able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

In addition, certain of our shareholders have entered into a shareholders' agreement to support each other's director nominees. For so long as such agreement remains, the remaining shareholders may be prevented from having an influence on the Board.

Some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the current market price and have held their shares for a long period, they may be more interested in selling our Company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

Furthermore, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal control over financial reporting. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can evaluate the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)") requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Likewise, our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. Our compliance with Section 404(a) requires that we incur substantial expenses and expend significant management efforts. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting when required, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal controls, we could be subject to regulatory scrutiny and loss of public confidence, which could seriously harm our reputation, and the price per share of our common stock may be adversely affected. See "Controls and Procedures" in Part II, Item 9A, for management's annual report on internal control over financial reporting as of December 31, 2024.

We have incurred costs related to our implementation of an internal audit and compliance function and expect to incur additional costs to further improve our internal control environment in the future. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that are placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, adversely affecting our business and the price per share of our common stock.

We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing arrangements of indebtedness restrict our ability to pay dividends under certain circumstances, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us or tender offer that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of the Board. Because the Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

- the forum for certain litigation against us is restricted to Delaware or the federal courts, as applicable;

- the Board has the exclusive right to expand the size of the Board and to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Board;

- the Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of the Board;

- our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- a special meeting of stockholders may be called only by the chair of the Board, a chief executive officer, or the Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the Board may alter our bylaws without obtaining stockholder approval;

- the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the Board or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our Company; and

- the Board is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any "interested" stockholder (generally defined as any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an "interested" stockholder is prohibited unless certain requirements are met, provided, however, that, under our amended and restated certificate of incorporation, Verlinvest Beverages SA and any of its affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

We may issue additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise, which will dilute other stockholders.

It is possible in the future that we may issue additional capital stock that will result in dilution to all other stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities as consideration for any such acquisition or investment, including issuances in connection with any acquisition-related earnout provision. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the following actions must be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware:

- any derivative action or proceeding brought on behalf of the Company;

- any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company's stockholders;

- any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or

- any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware.

Additionally, our amended and restated certificate of incorporation provides that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against a defendant to such complaint. The choice of forum provisions do not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

General Risk Factors

Changes in tax laws or in their implementation may adversely affect our business and financial condition.

There could be significant changes in tax laws and regulations that could result in additional federal income taxes being imposed on us or changes to taxes in other jurisdictions. Any adverse developments in these laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition, results of operations and cash flows. Changes in tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our common stock.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on many factors, including historical experience and various other assumptions that we believe to be reasonable under the circumstances, as discussed in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Our Existence as a Public Benefit Corporation

We operate as a Delaware public benefit corporation, and we cannot provide any assurance that we will achieve our public benefit purpose.

As a public benefit corporation, we are required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders' pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our amended and restated certificate of incorporation. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, financial condition, results of operations and cash flows.

As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are unable to provide the report, if we are unable to provide the report in a timely manner, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed and we could be subject to derivative litigation.

As a Delaware public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial performance or increase legal risk.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by our actions. Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us, our stockholders and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business. Our pursuit of longer-term or non-pecuniary benefits related to this public benefit designation may not materialize within the timeframe we expect or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation may have a material adverse effect on our business, results of operations, financial condition and cash flows, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be, and, therefore, your ability to realize your investment through a sale may be limited. Under Delaware law, a public benefit corporation cannot merge or consolidate with another entity if, as a result of such merger or consolidation, the surviving entity's charter "does not contain the identical provisions identifying the public benefit or public benefits," unless the transaction receives approval from two-thirds of the target public benefit corporation's outstanding voting shares. Additionally, public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that boards of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors. Additionally, being a public benefit corporation may result in a different assessment of potential acquisitions than a traditional corporation and may limit the suitable pool of such targets.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of the Company's outstanding shares or, upon our listing, the lesser of such percentage or shares of at least $2 million in market value) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact our management's ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

Our directors have a fiduciary duty to consider not only our stockholders' interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee that such a conflict would be resolved in favor of our stockholders.

While directors of a traditional corporation are required to make decisions that they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also how its stakeholders are affected by the company's actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests, the Board may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

- we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including suppliers, employees and local communities, even though the changes may be costly;

- we may take actions that exceed regulatory requirements, even though these actions may be more costly than other alternatives;

- we may be influenced to pursue programs and services to further our commitment to the communities to which we serve even though there is no immediate return to our stockholders; or

- in responding to a possible proposal to acquire the Company, the Board has a fiduciary duty to consider the interests of our other stakeholders, including suppliers, employees and local communities, whose interests may be different from the interests of our stockholders.

We may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows, which in turn could cause our stock price to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We face significant and persistent cybersecurity risks due to the global nature of our business, the use of information technology systems, infrastructure and data in our business operations and our reliance on third-party vendors, suppliers, customers and business partners. We defend our systems against cybersecurity attacks on a daily basis and rely heavily on the reliability, security and efficiency of our information technology systems and ongoing employee training to face these threats. In addition, to protect our business, we have implemented a cybersecurity risk management program with a robust governance structure and strong mechanisms, controls, technologies, and processes designed to help us assess, identify, and manage these risks.

We rely on a multidisciplinary team, including our information security function, legal department, management, and third-party service providers, as described further below, to identify, assess, and manage cybersecurity threats and risks. These processes include, among other things, annual security awareness training for employees, programs to increase awareness of phishing attempts, tools to detect and monitor unusual network activity, and processes to contain, escalate and respond to incidents. In addition, we have an enterprise Information Security Policy describing our cybersecurity program and governance structure and the processes and procedures in place to identify, mitigate and remediate cybersecurity threats and risks.

To further protect our business, we partner with a third party vendor to provide cybersecurity and risk management as a managed service offering. They provide cybersecurity risk assessment and threat intelligence to the Company, in addition to acting as a managed service provider for our information technology program. We decided to retain a third party for these services given the small size of our Company and internal information technology staff and the quality, comprehensiveness, and cost-effectiveness of the services offered. An internal team, led by our Vice President of Information Technology, oversees and works collaboratively with this third party vendor to evaluate the strength of our cybersecurity protocols and the results of testing to determine what additional actions, such as trainings or remedial actions, are necessary to lessen cybersecurity risks. We intend to continue to make investments to monitor and maintain the security of our data and cybersecurity infrastructure.

Third Party Risk Management

We also monitor and manage cybersecurity risks associated with our third-party service providers, including our managed security service provider, suppliers, customers and vendors, through, among other things, the processes set forth in our policies and procedures, due diligence processes, regular oversight, monitoring and auditing of our relationships by internal staff, supplier codes of conduct and escalation practices for reporting issues. We require our third-party providers to meet appropriate security requirements and controls prior to providing access to our internal systems, and investigate and report any security incidents, as appropriate.

Based on the information available as of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Despite our security measures, however, there can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information, see "Risk Factors —Risks Related to Our Information Technology and Intellectual Property" in Part I, Item IA of this Annual Report on Form 10-K.

Cybersecurity Governance

Risk assessment and oversight are an integral part of our governance and management processes. The Board has ultimate oversight of the Company's risk management. In accordance with its charter, the Audit Committee of the Board is responsible for overseeing our enterprise risk management program on behalf of the Board, including material risks related to cybersecurity threats, and reporting on these matters to the Board. The Audit Committee receives regular updates from management, including the information technology and legal teams, on cybersecurity risk resulting from risk assessments and reviews any information on relevant internal and industry cybersecurity incidents and is notified between such updates relative to any incidents which could materially affect the Company. Based on this information, our Audit Committee monitors the Company's cybersecurity program, including potential threats, weaknesses and vulnerabilities, and reviews the policies and procedures in place to prevent, detect and respond to cybersecurity threats and unauthorized access to our information security systems. Significant findings related to cybersecurity, data and technology risks or incidents are regularly reported to and discussed at the Board level. Three members of our Board, two of which are Audit Committee members, have received certifications in cyber-risk oversight through the National Association of Corporate Directors.

Management, in coordination with our information technology department, is responsible for assessing the risk of cybersecurity threats and hiring appropriate personnel and third-party consultants to oversee the cybersecurity program. Specifically, these processes are overseen by our multidisciplinary Technology Risk and Information Security Committee, which consists of leaders from our Information Technology, Operations, Finance, Internal Audit and Legal teams. Such individuals have an average of over 15 years of prior work experience in various roles across multiple industries involving information technology, risk management, operations and legal matters.

Item 2. Properties.

Our corporate headquarters is currently located in Manhattan, New York, at 250 Park Avenue South, where we lease office space that provides support to both our Americas and International segments. As of December 31, 2024, we occupied office facilities totaling approximately 29,400 square feet in the U.S., Singapore, and London, with the Singapore and London facilities primarily supporting our International segment and global supply chain. In August 2024, we entered into a lease agreement, effective January 1, 2025, to relocate our New York corporate headquarters within Manhattan, and will enter the new premises later in 2025. We have also leased a new space in London and will relocate this office later in 2025. We believe that these new office spaces will be adequate to support our requirements in New York and London..

Item 3. Legal Proceedings.

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 4. Mine Safety Disclosures.

Not Applicable.

 Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our stock currently trades on The Nasdaq Stock Market LLC under the ticker symbol "COCO".

Holders

As of February 24, 2025, there were 33 holders of record of our common stock.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and any authorized share repurchases and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board deems relevant. In addition, the terms of our current credit facilities contain restrictions on our ability to declare and pay dividends under certain limited circumstances.

Recent Sales of Unregistered Securities; Purchases of Equity Securities by the Issuer or Affiliated Purchaser

The Company did not sell any equity securities during the three months and year ended December 31, 2024 that were not registered under the Securities Act.

On October 30, 2023, the Company's Board approved a share repurchase program ("Program") authorizing the Company to repurchase up to $40 million of common stock. Shares of common stock may be repurchased under the Program from time to time through open market purchases, block trades, private transactions or accelerated or other structured share repurchase programs. To the extent not retired, shares of common stock repurchased under the Program will be placed in the Company's treasury shares. The extent to which the Company repurchases shares of common stock, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by the Company. The Program has no time limits, and may be suspended or discontinued at any time. During the years ended December 31, 2024 and 2023, the Company repurchased 504,246 shares at a cost of $12.0 million, and 30,000 shares at a cost of $0.8 million under the Program, respectively. Approximately $27.2 million remained available for future purchases under the Program as of December 31, 2024.

Performance Graph

The following graph illustrates the total return from October 22, 2021 through December 31, 2024, for (i) our common stock, (ii) the Russell 2000 Index, (iii) the NASDAQ Composite Index, and (iv) the NASDAQ US Smart Food & Beverage Index. The graph assumes that $100 was invested on October 22, 2021 in our common stock, the Russell 2000 Index, the NASDAQ Composite Index, and the NASDAQ US Smart Food & Beverage Index, and that any dividends were reinvested. The graph assumes our closing sales price on October 22, 2021 of $13.95 per share as the initial value of our common stock and not the initial offering price to the public of $15.00 per share. The comparisons reflected in the graph are not intended to forecast the future performance of our stock and may not be indicative of our future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled "Risk Factors" or in other parts of this Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2024 refer to the year ended December 31, 2024, all references to 2023 refer to the year ended December 31, 2023 and all references to 2022, refer to the year ended December 31, 2022.

This section of this Annual Report on Form 10-K generally discusses the years ended December 31, 2024 and 2023 and year-over-year comparisons between the years ended December 31, 2024 and 2023. Discussions of the periods prior to the year ended December 31, 2023 that are not included in this Annual Report on Form 10-K are found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 and the discussion therein for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Overview

The Vita Coco Company pioneered packaged coconut water in 2004 and we have extended our business into other categories. Our mission is to deliver great tasting, natural and nutritious products that we believe are better for consumers and better for the world. We are one of the largest brands globally in the coconut and other plant waters category, and a large supplier of private label coconut water.

Our branded portfolio is led by our *Vita Coco* brand, which is the leader in the coconut water category in the U.S., and also includes coconut oil, juice, and milk offerings. Our other brands include *Ever & Ever*, a sustainably packaged water, and *PWR LIFT*, a protein-infused fitness drink. We also previously offered *Runa*, a plant-based energy drink inspired by the guayusa plant native to Ecuador, which we ceased selling in December 2023. We supply private label products to key retailers in both the coconut water and coconut oil categories. Additionally, we generate revenue from bulk product sales to beverage and food companies.

We source our coconut water from a diversified global network of 17 factories across seven countries supported by thousands of coconut farmers. As we do not own any of these factories, our supply chain is a fixed asset-lite model designed to better react to changes in the market or consumer preferences. We also work with co-packers across four countries to support local packaging and repacking of our products and to better service our customers' needs.

41

Vita Coco is available in over 35 countries, with our primary markets in North America, the U.K., and Germany. Our primary markets for private label are North America and Europe. Our products are distributed primarily through club, food, drug, mass, convenience, e-commerce, and foodservice channels. Our products are also available in a variety of on-premise locations such as corporate offices, fitness clubs, airports, and educational institutions.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors, including the key trends and uncertainties highlighted below:

Risks Associated with our Supply Chain and Shipping

Our global asset-light supply chain model has been an integral part of our ability to efficiently scale our business and compete in the marketplace, and to support our private label business. This asset-light model allows us to effectively manage total delivery costs and afford greater ability to shift volume between our suppliers to optimize our supply chain, and better manage our supply levels. In addition, our scale of sourcing has allowed us to add capacity as needed and service retailers more reliably, and we believe that our global position as one of the largest and highest quality coconut water procurers in the world protects our customer and supplier relationships.

However, in order to make our supply chain model successful and efficient, we source a large amount of our finished goods from international countries, which exposes us to international supply chain inflation, particularly ocean freight. Uncertainty in the macroeconomic environment resulting from geopolitical and economic instability (including the effects of current wars and other international conflicts) and variability in interest rates, foreign exchange rates and inflationary cost environments may affect our global supply chain. Inflation rates and foreign exchange rate movements varies by country and relevant period, and can impact our expenses significantly.

We experienced significant inflation and instability on transportation costs over the past three years, which affected our costs and margins significantly. Although we saw these transportation costs return to near pre-pandemic levels in the middle of 2023, in 2024, we saw significant cost increases and supply constraints caused by recent geopolitical disruption. We expect instability in pricing to continue caused by recent geopolitical disruption of shipping lanes due to ocean carriers avoiding the Gulf of Aden and Red Sea regions due primarily to concerns that Houthi forces, based in Yemen, may attack freighters. We experienced spot cost increases for ocean freight routes from Asia, and then more significant cost increases when carriers began to route away from the Suez Canal. As a result, beginning in the late spring of 2024 and for most of the summer, we were challenged to secure the ocean container capacity that we needed. In early October 2024, the east coast ports of the U.S. experienced a labor strike that temporarily shut those ports, resulting in some delays even after the ports reopened. While a deal has been announced to enter into a new labor agreement, and no port disruption is expected, it is unclear if a final agreement has been ratified, so some disruption risk remains. When disruptions like port strikes are anticipated, the ocean freight carriers may issue notices of impending surcharges to be applied if the disruption occurs, which creates uncertainty as to our actual expected costs. The changes in shipping container prices and service levels and cost increases in shipping and port congestion related costs have materially impacted our financial results in recent years. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers without impacting our volume, revenue, margins, and operating results and we have no certainty when these pressures may lessen. The Company is continuing to monitor the situation carefully to understand any future potential impact on its people and business.

Consumer Demand and Relationships with Key Customers

Coconut water accounted for 96% of our revenue for the year ended December 31, 2024 and we believe that sales of coconut water will continue to be a significant portion of our business in the foreseeable future. The coconut water category has been growing steadily in recent years and our Vita Coco brand has successfully retained over 40% market share in the U.S. and over 82% market share in the U.K. in this category. We are also a significant supplier of private label coconut water and coconut oil products in the U.S. and Europe. Any material negative change to consumer demand for our products or coconut water generally, failure to grow the coconut water category, or loss of significant private label demand, could adversely affect our business. Consumer demand between branded products and private label may vary over time. In order to meet this consumer demand for our products, we also are subject to the risk of overly relying upon our largest customers for both our branded and private label business. For example, in 2023, we started the discontinuation of the private label coconut water and coconut oil supply relationship with one of our significant customers as the terms required to retain the business were contrary to our long term margin targets. While we continued the supply relationship for a significant portion of their private label coconut water needs in 2024 at the customer's request, we are expecting the loss of further regions that we serviced for this customer during 2024. We will continue to service their needs if we are asked and it aligns with our long-term margin targets. Any loss of business or changes in our relationships with our key customers can impact our operating results in future periods, as may changes in consumer demand for private label versus branded products.

Ability to Generate Growth Through Product Innovation

The beverage industry is subject to shifting consumer preferences which present opportunities for new beverage occasions, tastes and functional benefits. Our future success is therefore partially dependent on our ability to identify these trends and develop products and brands that effectively meet those needs. We also invest in sales and marketing and execute our sales strategy to develop and deepen consumers' connection to our brand and new products and to create category growth and increase our branded share. Our innovation efforts focus on developing and marketing product extensions, improving upon the quality and taste profiles of existing products, and introducing new products or brands to meet evolving consumer needs. For example, in 2024 we introduced *Vita Coco* Treats, a refreshingly sweet, flavorful coconutmilk-based drink for consumers looking for an indulgent treat. In 2025, we intend to expand distribution of *Vita Coco* Treats to select retailers nationwide.

We maintain in-house research and development capabilities as well as strong third-party relationships with flavor development houses, and we monitor the latest advancements to support continued innovation and learning. Our ability to successfully improve existing products, or develop, market and sell new products or brands, or our ability to grow the category or gain branded share, depends on our commitment and continued investment in sales execution, marketing, innovation, and our willingness to try and fail and learn from our experiences.

Ability to Successfully Execute Both In-Store and Online

To aid the growth of our business, we intend to continue improving our operational efficiency and leverage our brand position across channels, and therefore have a balanced approach to investment and development of capabilities in retail and e-commerce execution. Our DSD network is an important asset in executing physical retail programs and ensuring product availability and visibility in the U.S. In 2024, we offered more multi-packs in coconut water in U.S. retail to increase consumption with core consumers, and increased distribution of our other product offerings. Managing our DSD network requires relationship building and communication as to plans, and alignment of goals and interests, and we are not always a top priority for our DSD network. We also continue to expand our business in e-commerce, including our DTC business, and look to adapt our approaches as consumer and retail behavior changes to ensure we remain competitive and visible regardless of channel.

Components of Our Results of Operations

Net Sales

We generate revenue through the sale of our *Vita Coco* branded coconut water, Private Label and Other products in the Americas and International segments. Our sales are predominantly made to distributors or to retailers for final sale to consumers through retail channels, which includes sales to traditional brick and mortar retailers, who may also resell our products through their own online platforms. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from consumers.

Cost of Goods Sold

Cost of goods sold includes the costs of the products sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, and warehouse fulfillment costs.

Gross Profit and Gross Margin

Gross profit is net sales less cost of goods sold, and gross margin is gross profit as a percentage of net sales. Gross profit has been, and will continue to be, affected by various factors, including the mix of products we sell, the channel through which we sell our products, the promotional environment in the marketplace, manufacturing costs, exchange rates, commodity prices and transportation rates. We expect that our gross margin will fluctuate from period to period depending on the interplay of these variables.

Management believes gross margin provides investors with useful information related to the profitability of our business prior to considering all of the operating costs incurred. Management uses gross profit and gross margin as key measures in making financial, operating and planning decisions and in evaluating our performance.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") include marketing expenses, promotional expenses, and general and administrative expenses. Marketing and promotional expenses consist primarily of costs incurred promoting and marketing our products and are primarily driven by investments to grow our business and retain customers. General and administrative expenses include payroll, employee benefits, stock-based compensation, broker commissions and other headcount-related expenses associated with supply chain & operations, finance, information technology, human resources and other administrative-related personnel, as well as general overhead costs of the business, including research and development for new innovations, rent and related facilities and maintenance costs, depreciation and amortization, and legal, accounting, and professional fees. We expense all SG&A as incurred.

Other Income (Expense), Net

Unrealized Gain/(Loss) on Derivative Instruments

We are subject to foreign currency risks as a result of our inventory purchases and intercompany transactions. In order to mitigate the foreign currency risks, we and our subsidiaries enter into foreign currency exchange contracts which are recorded at fair value. Unrealized gain/(loss) on derivative instruments consists of gains or losses on such foreign currency exchange contracts which are unsettled as of period end. See "—Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Exchange Risk*"* for further information.

Foreign Currency Gain/(Loss)

Our reporting currency is the U.S. dollar. We maintain the financial statements of each entity within the group in its local currency, which is also the entity's functional currency. Foreign currency gain/(loss) represents the transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency. See "—Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Exchange Risk*"* for further information.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents, and money market funds.

Interest Expense

Interest expense consists of interest payable on our credit facilities and vehicle loans.

Income Tax Expense

We are subject to federal and state income taxes in the U.S. and taxes in foreign jurisdictions in which we operate. We recognize deferred tax assets and liabilities based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. We regularly assess the need to record a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Operating Segments

We operate in two reporting segments:

- *Americas*—The Americas segment is comprised of our operations in the Americas region, primarily in the U.S. and Canada.

- *International*—The International segment is comprised of our operations primarily in Europe, the Middle East, and the Asia Pacific regions.

Each segment derives its revenues from the following product categories:

- *Vita Coco Coconut Water*—This product category consists of all branded coconut water product offerings under the *Vita Coco* labels, where the majority ingredient is coconut water. For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

- *Private Label* —This product category consists of all private label product offerings, which includes coconut water and coconut oil. The Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders occurs, which may be prior to any shipment.

- *Other*—This product category consists of all other products, which included *Runa* (until we ceased selling it in December 2023*), and includes *Ever & Ever* and *PWR LIFT* product offerings, *Vita Coco* product extensions beyond coconut water, coconut milk products, and other revenue transactions (e.g., bulk product sales). For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023, respectively:

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	Percentage
	(in thousands)		(in thousands)	
Net sales	$ 516,013	$ 493,612	$ 22,401	4.5%
Cost of goods sold	317,230	312,883	4,347	1.4%
Gross profit	198,783	180,729	18,054	10.0%
Operating expenses:				
Selling, general and administrative	124,963	124,236	727	0.6%
Total operating expenses	124,963	124,236	727	0.6%
Income from operations	73,820	56,493	17,327	30.7%
Other income (expense):				
Unrealized gain (loss) on derivative instrument	(8,176)	(872)	(7,304)	n/m
Foreign currency gain (loss)	(1,571)	(251)	(1,320)	n/m
Interest income	6,715	2,581	4,134	160.2%
Interest expense	—	(31)	31	n/m
Total other income (expense)	(3,032)	1,427	(4,459)	n/m
Income before income taxes	70,788	57,920	12,868	22.2%
Provision for income taxes	14,836	11,291	3,545	31.4%
Net income	$ 55,952	$ 46,629	$ 9,323	20.0%

n/m—represents percentage calculated not being meaningful

Net Sales

The following table provides a comparative summary of the Company's net sales by operating segment and product category:

	Year Ended December 31,				Change		
	2024		**2023**		**Amount**		**Percentage**
	(in thousands)				(in thousands)		
Americas segment							
Vita Coco Coconut Water	$	343,288	$	317,221	$	26,067	8.2 %
Private Label		89,900		103,166		(13,266)	(12.9)%
Other		9,155		9,858		(703)	(7.1)%
Subtotal	$	442,343	$	430,245	$	12,098	2.8 %
International segment							
Vita Coco Coconut Water	$	50,318	$	41,829	$	8,489	20.3 %
Private Label		19,324		18,713		611	3.3 %
Other		4,028		2,825		1,203	42.6 %
Subtotal	$	73,670	$	63,367	$	10,303	16.3 %
Total net sales	$	516,013	$	493,612	$	22,401	4.5 %

The increase in net sales was driven by higher coconut water CE volumes across both the Americas and International segments, including *Vita Coco* Coconut Water volume growth of 5.8% and improved *Vita Coco* Coconut Water pricing due to reduced retailer promotional activity, partially offset by the transition of private label oil business.

Volume in Case Equivalent

The following table provides a comparative summary of our volume in CE, by operating segment and product category:

	Percentage Change - Year Ended December 31, 2024 vs. 2023		
	Americas	**International**	**Total**
Vita Coco Coconut Water	4.7 %	12.2 %	5.8 %
Private Label	(1.9)%	12.6 %	0.7 %
Other	(10.4)%	76.3 %	(4.9)%
Total volume (CE)	2.7 %	12.8 %	4.3 %

Note: A CE is a standard volume measure used by management which is defined as a case of 12 bottles of 330ml liquid beverages or the same liter volume of oil.

* International Other excludes minor volume that is treated as zero CE.

Americas Segment

Americas net sales increased by $12.1 million, or 2.8%, to $442.3 million for the year ended December 31, 2024, from $430.2 million for the year ended December 31, 2023, primarily driven by CE volume growth of 2.7% with additional benefit from branded pricing. These increases were partially offset by a decline in private label volume due to the transition out of private label oil at a key customer, and supply constraints impacting private label coconut water.

Vita Coco Coconut Water net sales increased by $26.1 million, or 8.2%, to $343.3 million for the year ended December 31, 2024, from $317.2 million for the year ended December 31, 2023. The increase was primarily driven by a combination of increased CE volume growth and benefits from pricing actions.

Private Label net sales decreased by $13.3 million, or 12.9%, to $89.9 million for the year ended December 31, 2024, from $103.2 million for the year ended December 31, 2023. The decrease in sales was driven by net CE volume declines of 1.9%, as volume declines of private label coconut oil and the associated product price/mix impact more than offset growth of private label coconut water.

Net Sales for Other products decreased by $0.7 million, or 7.1%, to $9.2 million for the year ended December 31, 2024, from $9.9 million for the year ended December 31, 2023, driven by CE volume decline of 10.4%. During 2024, the Company strategically simplified the product assortment within this category to decrease complexity and maximize profitability.

International Segment

International net sales increased by $10.3 million, or 16.3%, to $73.7 million for the year ended December 31, 2024 from $63.4 million for the year ended December 31, 2023. The increased sales were driven by CE volume growth of 12.8%, with notable growth in the Europe, the Middle East and Africa ("EMEA") region, in addition to benefits from net pricing actions.

Vita Coco Coconut Water net sales increased by $8.5 million, or 20.3%, to $50.3 million for the year ended December 31, 2024, from $41.8 million for the year ended December 31, 2023. The increased sales was driven by higher CE volume, primarily in the European region, and benefits from net pricing actions. These increases were partially offset by volume decreases in the Asia Pacific region ("APAC").

Private Label net sales increased by $0.6 million, or 3.3%, to $19.3 million for the year ended December 31, 2024, as compared to $18.7 million for the year ended December 31, 2023, which was driven by CE volume growth in EMEA, which was partially offset by CE volume decline in shipments from APAC.

Net Sales for Other products increased by $1.2 million, or 42.6%, to $4.0 million for the year ended December 31, 2024, from $2.8 million for the year ended December 31, 2023, driven primarily by CE volume growth in both EMEA and APAC regions.

Gross Profit

	Year Ended December 31,				Change		
	2024		2023		Amount		Percentage
	(in thousands)				(in thousands)		
Cost of goods sold							
Americas segment	$	268,787	$	267,983	$	804	0.3%
International segment		48,443		44,900	$	3,543	7.9%
Total cost of goods sold	$	317,230	$	312,883	$	4,347	1.4%
Gross profit							
Americas segment	$	173,556	$	162,262	$	11,294	7.0%
International segment		25,227		18,467		6,760	36.6%
Total gross profit	$	198,783	$	180,729	$	18,054	10.0%
Gross margin (percentage of net sales)							
Americas segment		39.2%		37.7%			1.5%
International segment		34.2%		29.1%			5.1%
Consolidated		38.5%		36.6%			1.9%

On a consolidated basis, cost of goods sold increased $4.3 million, or 1.4%, to $317.2 million for the year ended December 31, 2024, from $312.9 million for the year ended December 31, 2023. On a consolidated and segment basis, the increase was primarily driven by elevated transportation costs relating to ocean freight, which was partly offset by lower finished goods costs, partially driven by private label product mix, and domestic logistics.

On a consolidated basis, gross profit increased by $18.1 million, or 10.0%, to $198.8 million for the year ended December 31, 2024, from $180.7 million for the year ended December 31, 2023. This was a result of CE volume growth, *Vita Coco* Coconut Water net pricing improvement and lower domestic transportation costs, partially offset by elevated transportation costs relating to ocean freight. As a result, gross margin increased approximately 1.9% percentage points to 38.5% for the year ended December 31, 2024, as compared to 36.6% for the year ended December 31, 2023.

Operating Expenses

	Year Ended December 31,		Change	
	2024	**2023**	**Amount**	**Percentage**
	(in thousands)		(in thousands)	
Selling, general, and administrative	124,963	124,236	$ 727	0.6%

Selling, General and Administrative Expenses

SG&A expense increased by $0.7 million, or 0.6%, to $125.0 million for the year ended December 31, 2024, from $124.2 million for the year ended December 31, 2023. The increased SG&A expense was primarily driven by an increase of $4.5 million in personnel-related expenses and bad debt expense of $2.2 million primarily due to the uncertainty of product delivery and repayment of advances made to a supplier. These increases were partially offset by $4.1 million lower investments in marketing expenses primarily due to inventory constraints through the third quarter of 2024, as well as the absence of a Vita Coco Community Foundation donation of $1.5 million and an impairment loss of $0.4 million related to land in Ecuador recorded in the year ended December 31, 2023.

Other Income (Expense), Net

	Year Ended December 31,		Change	
	2024	**2023**	**Amount**	**Percentage**
	(in thousands)		(in thousands)	
Unrealized gain/(loss) on derivative instruments	$ (8,176)	$ (872)	$ (7,304)	n/m
Foreign currency gain/(loss)	(1,571)	(251)	(1,320)	n/m
Interest income	6,715	2,581	4,134	160.2%
Interest expense	—	(31)	31	(100.0%)
Other Income (Expense), Net	$ (3,032)	$ 1,427	$ (4,459)	n/m

n/m—represents percentage calculated not being meaningful

Unrealized Gain/(Loss) on Derivative Instruments

During the year ended December 31, 2024, we recorded an unrealized loss of $8.2 million for the mark-to-market changes in the fair value on the outstanding derivative instruments for forward foreign currency exchange contracts, with the largest loss for the year ended December 31, 2024 related to the contracts hedging the Brazilian real, offset by gains in British Pound, Euro, and Canadian dollar. During the year ended December 31, 2023, we recorded an unrealized loss of $0.9 million relating to outstanding derivative instruments for forward foreign currency exchange contracts. All forward foreign currency exchange contracts were entered to hedge some of our exposures to the British pound, Canadian dollar, Brazilian real, Malaysian ringgit, Euro, and Thai baht.

Foreign Currency Gain/(Loss)

Foreign currency loss was $1.6 million for the year ended December 31, 2024, as compared to a $0.3 million loss for the year ended December 31, 2023. The change in both years was a result of movements in various foreign currency exchange rates related to transactions denominated in currencies other than the functional currency.

Interest Income

Interest income increased by $4.1 million, to $6.7 million for the year ended December 31, 2024, from $2.6 million from December 31, 2023. The increase in interest income period over period was due to the cash investment program that began in April 2023, in addition to higher levels of cash invested with financial institutions compared to prior year.

Interest Expense

The change in interest expense is immaterial.

Income Tax Expense

	Year Ended December 31,		Change	
	2024	2023	Amount	Percentage
	(in thousands)		(in thousands)	
Income tax expense	$ 14,836	$ 11,291	$ 3,545	31.4%
Tax Rate	21.0%	19.5%		

Income tax expense was $14.8 million for the year ended December 31, 2024, as compared to $11.3 million for the year ended December 31, 2023. The effective combined federal, state and foreign tax rate increased to 21.0% from 19.5% for the years ended December 31, 2024 and 2023, respectively.

The effective tax rate for the current period is in line with the U.S. statutory rate of 21%, due to offsetting items having minimal net impact on the rate. Primarily, the benefit of lower statutory tax rates in foreign jurisdictions is offset by state income taxes. The effective tax rate for the same period in the prior year is lower than the U.S. statutory rate of 21% primarily driven by lower tax rates in foreign jurisdictions and the associated credits available to offset U.S. income tax. The change in effective tax rates between the periods is primarily attributable to state income taxes.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our financial statements, such as industry analysts, investors and lenders. These non-GAAP measures should not be considered as alternatives to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

These non-GAAP measures are key metrics used by management and our Board, to assess our financial performance. We present these non-GAAP measures because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the Company.

We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA with adjustments to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing operating performance.

A reconciliation from net income to EBITDA and Adjusted EBITDA is set forth below:

	Year Ended December 31,	
	2024	2023
	(in thousands)	
Net income	$ 55,952	$ 46,629
Depreciation and amortization	745	660
Interest income	(6,715)	(2,581)
Interest expense	—	31
Income tax expense	14,836	11,291
EBITDA	64,818	56,030
Stock-based compensation (a)	8,922	9,128
Unrealized (gain)/loss on derivative instruments (b)	8,176	872
Foreign currency (gain)/loss (b)	1,571	251
Secondary offering costs (c)	(324)	1,525
Other adjustments (d)	$ 964	$ 363
Adjusted EBITDA	$ 84,127	$ 68,169

_____

(a) Non-cash charges related to stock-based compensation, which vary from period to period depending on volume and vesting timing of awards and forfeitures. We adjusted for these charges to facilitate comparison from period to period.

(b) Unrealized gains or losses on derivative instruments and foreign currency gains or losses are not considered in our evaluation of our ongoing performance.

(c) Reflects other non-recurring expenses related to costs associated with two secondary offerings in which Verlinvest Beverages SA sold shares of the Company. The shares were sold in an underwritten public offering, which closed on May 26, 2023 and a block trade that was executed on November 9, 2023. The Company did not receive any proceeds from the sale of the shares.

(d) For the year ended December 31, 2024, the amount reflects the write-off of prepayments made to a supplier for inventory orders. In November 2024, we learned that the supplier failed to produce the orders placed and paused operations. Further, the supplier did not provide a refund for such orders. For the year ended December 31, 2023, the amount relates to the impairment loss of assets held for sale.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated from our business operations and proceeds on borrowings through our credit facilities and term loans. We had $164.7 million and $132.5 million of cash and cash equivalents as of December 31, 2024 and 2023, respectively.

Considering recent market conditions and our business assumptions, we have reevaluated our operating cash flows and cash requirements and believe that current cash, cash equivalents, future cash flows from operating activities and cash available under our 2020 Credit Facility will be sufficient to meet our anticipated cash needs, including working capital needs, capital expenditures and contractual obligations for at least 12 months from the issuance date of the condensed consolidated financial statements included herein and the foreseeable future.

Our future capital requirements will depend on many factors, including our revenue growth rate, our working capital needs primarily for inventory build, our global footprint, the expansion of our marketing activities, the timing and extent of spending to support product development efforts, the introduction of new and enhanced products and the continued market consumption of our products, as well as any shareholder distribution either through equity buybacks or dividends. Our asset-light operating model has historically provided us with a low cost nimble, and scalable supply chain, which allows us to adapt to changes in the market or consumer preferences while also efficiently introducing new products across our platform. We may seek additional equity or debt financing in the future in order to acquire or invest in complementary businesses, products and/or new IT infrastructures. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued product innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Cash Flows

The following tables summarize our sources and uses of cash:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Change Amount	Change Percentage
Cash flows provided by (used in):				
Operating activities	$ 42,899	$ 107,155	$ (64,256)	(60.0)%
Investing activities	(974)	(594)	(380)	64.0 %
Financing activities	(8,296)	6,290	(14,586)	(231.9)%
Effects of exchange rate on changes on cash and cash equivalents	(563)	387	(950)	(245.5)%
Net (decrease) increase in cash and cash equivalents	$ 33,066	$ 113,238	$ (80,172)	(70.8)%

Operating Activities

Our main source of operating cash is payments received from our customers. Our primary use of cash in operating activities are for cost of goods sold and SG&A expenses.

During the year ended December 31, 2024, cash provided by operating activities decreased $64.3 million as compared to the year ended December 31, 2023. The decrease in cash provided by operating activities was substantially driven by an increase in inventory purchases to rebuild inventory to improved levels to better support the business, and the timing of certain working capital payments, partly offset by higher cash generation from the business growth.

Investing Activities

During the year ended December 31, 2024 as compared to the year ended December 31, 2023, cash used in investing activities increased $0.4 million due to equipment purchases and technology related capital expenditures.

Financing Activities

During the year ended December 31, 2024 compared to the year ended December 31, 2023, net cash used by financing activities increased $14.6 million, primarily driven by share repurchases that occurred in 2024 and lower proceeds from stock award exercises. See Note 14, *Stockholders' Equity,* for further discussion on share repurchases.

Debt

We had an immaterial amount of outstanding debt as of December 31, 2024 and December 31, 2023 related to vehicle loans.

Revolving Credit Facility

In May 2020, the Company entered into the 2020 Credit Facility with Wells Fargo Bank, National Association consisting of a revolving line of credit, which currently provides for committed borrowings of $60 million. On February 14, 2024, the 2020 Credit Facility was amended and extended for five years, with an amended maturity date of February 13, 2030.

Starting in December 2022, borrowings on the 2020 Credit Facility bear interest at rates based on either: 1) a fluctuating rate per annum determined to be the sum of Daily Simple Secured Overnight Financing Rate ("SOFR") plus a spread defined in the credit agreement (the "Spread"); or 2) a fixed rate per annum determined to be the sum of the Term SOFR plus the Spread. The Spread ranges from 1.00% to 1.75%, which is based on the Company's leverage ratio (as defined in the credit agreement) for the immediately preceding fiscal quarter as defined in the credit agreement. In addition, the Company was subject to an unused commitment fee ranging from 0.10% and 0.20% on the unused amount of the line of credit in the year ended December 31, 2024, with the rate based on the Company's leverage ratio (as defined in the credit agreement). Beginning on February 14, 2025, the unused commitment fees will range from 0.125% to 0.225%.

The borrowings made prior to December 2022 bore interest at rates based on either: 1) London Interbank Offered Rate ("LIBOR"); or 2) a specified base rate (determined by reference to the greatest of the prime rate published by Wells Fargo, the federal funds effective rate plus 1.5% and one-month LIBOR plus 1.50%), as selected periodically by the Company. The LIBOR-based loans bore interest at LIBOR plus the Spread. The unused commitment fee prior to the December 2022 amendment was the same.

There were no amounts drawn on the Revolving Facility as of December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, we were compliant with all financial covenants.

Vehicle Loans

We periodically enter into vehicle loans. Interest rate on these vehicle loans range from 4.56% to 5.68%. The outstanding balance on the vehicle loans as of December 31, 2024 was less than $0.1 million.

For additional information, see Note 10, *Debt,* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangement

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commitments

We have contractual obligations to repay indebtedness and required interest payments and unused commitment fees under our Revolving Facility and vehicle loans. As of December 31, 2024, we had no outstanding balance on the Revolving Facility. Any future outstanding balances on the Revolving Facility will be required to be repaid by February 2030.

We lease certain assets under noncancelable operating leases, which expire through 2025. The leases relate primarily to office space in addition to machinery and equipment. Future minimum commitments under these leases are $0.4 million as of December 31, 2024.

As of December 31, 2024, we also have inventory purchase commitments, which include any raw material or packaging commitments with our suppliers to secure our needs for future orders, which are generally due to be paid within one year. We also have production purchase commitments from our manufacturers based on our production plans, forecasts and contracts, that might result in costs if we were to reduce our purchases significantly in 2025 or for some relationships, in future years. We have other contractual payments related to information technology service agreements, sponsorship and marketing agreements, and minimum contractual third-party warehouse commitments, which are not individually material.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing within this Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). ASC 606 defines a five-step model that requires entities exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying the performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Revenue is recognized when control of the promised good is transferred to the customer in an amount that reflects the consideration to which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from consumers.

For our various products in the *Vita Coco* Coconut Water and Other product categories, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue. The transaction price recognized reflects the consideration the Company expects to receive in exchange for the sale of the product. The Company's performance obligations are satisfied at that time. The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that would meet the criteria for a distinct good or service that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent fulfillment costs, which are included in cost of goods sold, rather than revenue.

Additionally, the Company determined the production and distribution of Private Label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these Private Label products over time as the production for open purchase orders is completed, which may be prior to any shipment. The resulting contract assets are recorded in Prepaid expenses and other current assets.

The Company provides trade promotions and sales discounts to its customers and distributors. Since these sales promotions and sales discounts do not meet the criteria for a distinct good or service, they are primarily accounted for as a reduction of revenue and include payments to customers and distributors for performing activities on our behalf, such as payments for in-store displays, payments to gain distribution of new products, payments for shelf space and discounts to promote lower retail prices. These consolidated financial statements include accruals for these promotion and discounts. The accruals are made for invoices that have not yet been received as of year-end and are recorded as a reduction of sales, and are based on contract terms and our historical experience with similar programs and require management judgement with respect to estimating customer and consumer participation and performance levels.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Interest and penalties related to unrecognized tax positions are included in income tax expense in the consolidated statement of operations and comprehensive income and accrued expenses in the consolidated balance sheets. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We must make assumptions and judgments to estimate the amount of valuation allowances to be recorded against our deferred tax assets, which take into account current tax laws and estimates of the amount of future taxable income, if any. Changes to any of the assumptions or judgments could cause our actual income tax obligations to differ from our estimates.

Goodwill

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired in a business combination and is measured in accordance with the provisions of ASC Topic 350, *Intangibles—Goodwill and Other* (ASC 350"). Goodwill is not amortized; instead goodwill is tested for impairment on an annual basis on December 31, or more frequently if the Company believes indicators of impairment exist.

The Company has determined that there are three reporting units for purposes of testing goodwill for impairment. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. In performing the qualitative assessment, the Company reviews factors both specific to the reporting units and to the Company as a whole, such as financial performance, macroeconomic conditions, industry and market considerations, and the fair value of each reporting unit at the last valuation date. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more likely than not that the carrying value of each of the reporting units exceeds their fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead, or if the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of each of the reporting units with their carrying amount. The fair value of each of the reporting units is estimated by blending the results from the income approach and the market multiples approach. These valuation approaches consider a number of factors that include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly-traded companies in our industry, and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. It is our policy to conduct impairment testing based on our most current business plans, projected future revenues and cash flows, which reflect changes we anticipate in the economy and the industry. The cash flows are based on five-year financial forecasts developed internally by management and are discounted to a present value using discount rates that properly account for the risk and nature of the respective reporting unit's cash flows and the rates of return market participants would require to invest their capital in our reporting unit. The Company will recognize an impairment for the amount by which the carrying amount exceeds a reporting unit's fair value. For the years ended December 31, 2024 and 2023, there were no impairments recorded.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. Following the IPO, as an emerging growth company, we elected to apply the extended transition period. Based on the closing share price and the market value of our common stock, par value $0.01 per share, held by non-affiliates as of June 30, 2023, the Company was deemed a large accelerated public company filer as of December 31, 2023. As a result, beginning with the Annual Report on Form 10-K for the year ended December 31, 2023, the Company was not able to rely on the extended transition period noted above and was required to adopt all new accounting pronouncements within the same time periods as public companies.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements elsewhere within this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities.

As of December 31, 2024, the outstanding amounts related to our Revolving Facility incur interest fees at variable interest rates and are affected by changes in the general level of market interest rates. However, there was no outstanding balance on the Revolving Facility as of December 31, 2024.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies and hence have foreign currency risks related to our net sales, cost of goods sold, and operating expenses. We use derivative financial instruments to reduce our net exposure to foreign currency fluctuations. Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. We generally target to hedge a majority of our forecasted yearly foreign currency exchange exposure through a 24-month rolling layered approach and leave a portion of our currency forecast floating at spot rate. Our currency forecast and hedge positions are reviewed quarterly. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in "Other income (expense), net" in the consolidated statements of operations.

The total notional values of our forward exchange contracts were $107.4 million and $121.0 million as of December 31, 2024 and December 31, 2023, respectively. The derivatives on the forward exchange contracts resulted in an unrealized loss of $8.2 million as of December 31, 2024, and we estimate that a 10% strengthening or weakening of the U.S. dollar would have resulted in an approximately $1.9 million gain or loss.

Part of our cash and cash equivalents are denominated in foreign currencies. As of December 31, 2024, a 1% change in the value of the U.S. dollar compared to foreign currencies would have caused our cash and cash equivalents to decrease or increase by $0.1 million. As of December 31, 2023, a 1% change in the value of the U.S. dollar compared to foreign currencies would have caused our cash and cash equivalents to decrease or increase by $0.1 million.

Inflation Risk

Inflation generally affects us by increasing our cost of transportation, labor and manufacturing costs. In recent years, we have seen fluctuating transportation costs caused by global supply chain disruptions or geopolitical instability and general inflation effects, which may cause pressure on our costs and margins. More specifically, we source a large amount of our finished goods from international countries, which exposes us to international supply chain inflation, particularly ocean freight. During the year ended December 31, 2024, general inflationary pressures continue to increase the other elements of our cost of goods and operating expenses. Recently, there have been discussions about potential tariffs and other import related fees, on goods, including those imported from China, Mexico, and Canada, and while the specifics are unclear, if tariffs are implemented on goods from these countries, or other countries where the Company does business, they may raise the Company's cost of importation of coconut water and require the Company to adjust its pricing or strategy.

Credit Risk

We are exposed to concentration of credit risk from our major customers. As of December 31, 2024, sales to two customers represented approximately 48% of our consolidated net sales. We have not experienced credit issues with these customers. We maintain provisions for potential credit losses and evaluate the solvency of our customers on an ongoing basis to determine if additional allowances for doubtful accounts and customer credits need to be recorded. Significant economic disruptions or a slowdown in the economy could result in substantial additional charges.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this report. An index of those financial statements is set forth below:


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of The Vita Coco Company, Inc.
New York, New York

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Vita Coco Company, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 26, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 26, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of The Vita Coco Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Vita Coco Company, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Trade Promotion Accrual — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's contracts with customers include variable consideration, including trade promotions. Variable consideration is treated as a reduction in revenue when the related revenue is recognized, and is recorded using the expected value method, with updates to estimates and related accruals of variable consideration occurring each period based on historical experience and changes in circumstances.

We identified the estimation of trade promotion accruals by management as a critical audit matter. These accruals are based on contract terms and the Company's historical experience with similar programs and requires management judgment with respect to estimating customer and consumer participation and performance results. Consequently, auditing these assumptions require subjective auditor judgment

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to trade promotion accruals included the following, among others:

- We tested the effectiveness of management's controls over the estimation and calculation of the trade promotion accruals, including management's controls over the review of the period-end accrual.

- We selected a sample of individual customers and promotional periods included in management's detail of the recorded trade promotion accruals, and evaluated inputs relevant to recorded amounts, including contractual pricing and rebate arrangements with customers and customer claims received subsequent to the accrual period, which were compared to source documents.

- We selected a sample of subsequent credits submitted by customers,inspected relevant source documents and compared to recorded amounts.

- We tested the trade promotion accrual at year-end by developing an expectation of the amount by applying the ratio of gross sales and trade promotion accrual balances at interim periods to gross sales in the fourth quarter and compared it to the balance recorded by management.

/s/ Deloitte & Touche LLP

New York, New York
February 26, 2025

We have served as the Company's auditor since 2012.

THE VITA COCO COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023
(Amounts in thousands, except share data)

	December 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 164,669	$ 132,537
Accounts receivable, net of allowance of $2,255 at December 31, 2024, and $2,486 at December 31, 2023	63,450	50,086
Inventory	83,600	50,757
Supplier advances, current	954	1,521
Derivative assets	1,382	3,876
Prepaid expenses and other current assets	27,236	24,160
Total current assets	341,291	262,937
Property and equipment, net	2,351	2,136
Goodwill	7,791	7,791
Supplier advances, long-term	2,254	2,820
Deferred tax assets, net	6,100	6,749
Right-of-use assets, net	385	1,406
Other assets	2,209	1,843
Total assets	$ 362,381	$ 285,682
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 30,758	$ 21,826
Accrued expenses	65,603	59,533
Notes payable, current	10	13
Derivative liabilities	6,895	1,213
Total current liabilities	103,266	82,585
Notes payable, long-term	3	13
Other long-term liabilities	295	647
Total liabilities	$ 103,564	$ 83,245
Contingencies (See Note 11)		
Stockholders' equity:		
Common stock, $0.01 par value; 500,000,000 shares authorized; 63,702,387 and 63,135,453 shares issued at December 31, 2024 and December 31, 2023, respectively; 56,961,941 and 56,899,253 Shares Outstanding at December 31, 2024 and December 31, 2023, respectively.	637	631
Additional paid-in capital	174,077	161,414
Retained earnings	156,694	100,742
Accumulated other comprehensive loss	(860)	(649)
Treasury stock, 6,740,446 shares at cost as of December 31, 2024, and 6,236,200 as of December 31, 2023.	(71,731)	(59,701)
Total stockholders' equity	$ 258,817	$ 202,437
Total liabilities and stockholders' equity	$ 362,381	$ 285,682

See accompanying notes to the consolidated financial statements.

THE VITA COCO COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts in thousands, except for share and per share data)

	Year Ended December 31,		
	2024	2023	2022
Net sales	$ 516,013	$ 493,612	$ 427,787
Cost of goods sold	317,230	312,883	324,426
Gross profit	198,783	180,729	103,361
Operating expenses			
Selling, general and administrative	124,963	124,236	100,306
Total operating expenses	124,963	124,236	100,306
Income from operations	73,820	56,493	3,055
Other income (expense)			
Unrealized gain/(loss) on derivative instruments	(8,176)	(872)	6,606
Foreign currency gain/(loss)	(1,571)	(251)	1,387
Interest income	6,715	2,581	51
Interest expense	—	(31)	(258)
Total other income (expense)	(3,032)	1,427	7,786
Income before income taxes	70,788	57,920	10,841
Income tax expense	14,836	11,291	3,027
Net income	$ 55,952	$ 46,629	$ 7,814
Net income attributable to The Vita Coco Company, Inc. per common share			
Basic	$ 0.99	$ 0.83	$ 0.14
Diluted	$ 0.94	$ 0.79	$ 0.14
Weighted-average number of common shares outstanding			
Basic	56,729,370	56,427,890	55,732,619
Diluted	59,286,562	58,747,338	56,123,661

See accompanying notes to the consolidated financial statements.

THE VITA COCO COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 55,952	$ 46,629	$ 7,814
Other comprehensive income:			
Foreign currency translation adjustment	(211)	345	(378)
Total comprehensive income attributable to The Vita Coco Company, Inc.	$ 55,741	$ 46,974	$ 7,436

See accompanying notes to the consolidated financial statements.

THE VITA COCO COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts in thousands, except share amounts)

	Common Stock		Common Stock with Exit Warrants		Total Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	$Amount	Shares	$Amount	Shares	$Amount				Shares	$Amount	
Balance at December 31, 2021	53,651,477	537	8,113,105	81	61,764,582	618	134,730	47,369	(616)	6,206,200	(58,928)	123,173
Net income	—	—	—	—	—	—	—	7,814	—	—	—	7,814
Stock-based compensation	—	—	—	—	—	—	7,384	—	—	—	—	7,384
Exercise of stock awards	460,668	4	—	—	460,668	4	3,096	—	—	—	—	3,100
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(378)	—	—	(378)
Balance at December 31, 2022	54,112,145	$ 541	8,113,105	$ 81	62,225,250	$ 622	145,210	55,183	$ (994)	6,206,200	$ (58,928)	$ 141,093
Net income	—	—	—	—	—	—	—	46,629	—	—	—	46,629
Cumulative-effect adjustment related to the adoption of accounting guidance for credit losses	—	—	—	—	—	—	—	(1,070)	—	—	—	(1,070)
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	30,000	(773)	(773)
Stock-based compensation	—	—	—	—	—	—	9,128	—	—	—	—	9,128
Exercise of stock awards	910,203	9	—	—	910,203	9	7,076	—	—	—	—	7,085
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	345	—	—	345
Balance at December 31, 2023	55,022,348	$ 550	8,113,105	$ 81	63,135,453	$ 631	161,414	100,742	$ (649)	6,236,200	$ (59,701)	$ 202,437
Net income	—	—	—	—	—	—	—	55,952	—	—	—	55,952
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	504,246	(12,030)	(12,030)
Stock-based compensation	—	—	—	—	—	—	8,922	—	—	—	—	8,922
Exercise of stock awards	566,934	6	—	—	566,934	6	3,741	—	—	—	—	3,747
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(211)	—	—	(211)
Balance at December 31, 2024	55,589,282	$ 556	8,113,105	$ 81	63,702,387	$ 637	174,077	156,694	$ (860)	6,740,446	$ (71,731)	$ 258,817

See accompanying notes to the consolidated financial statements.

THE VITA COCO COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts in thousands)

		Year Ended December 31,	
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 55,952	$ 46,629	$ 7,814
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	745	660	1,901
(Gain)/loss on disposal of equipment	13	19	1
Bad debt expense	1,603	260	2,641
Unrealized (gain)/loss on derivative instruments	8,176	872	(6,606)
Stock-based compensation	8,922	9,128	7,384
Impairment loss on assets held for sale	—	363	619
Impairment of intangible assets	—	—	6,714
Noncash lease expense	1,021	1,288	1,058
Deferred tax expense	644	(2,382)	(3,081)
Changes in operating assets and liabilities:			
Accounts receivable	(14,171)	(7,088)	321
Inventory	(32,984)	33,688	(9,333)
Prepaid expenses, net supplier advances, and other assets	(2,691)	(622)	(3,592)
Accounts payable, accrued expenses, and other liabilities	15,669	24,340	(16,776)
Net cash provided by (used in) operating activities	42,899	107,155	(10,935)
Cash flows from investing activities:			
Cash paid for property and equipment	(974)	(599)	(982)
Proceeds from sale of property and equipment	—	5	—
Net cash used in investing activities	(974)	(594)	(982)
Cash flows from financing activities:			
Proceeds from exercise of stock awards	3,747	7,086	3,062
Borrowings on credit facility	—	—	22,000
Repayments of borrowings on credit facility	—	—	(22,000)
Cash received (paid) on notes payable	(13)	(23)	(28)
Cash paid to acquire treasury stock	(12,030)	(773)	—
Net cash provided by (used in) financing activities	(8,296)	6,290	3,034
Effects of exchange rate changes on cash and cash equivalents	(563)	387	(178)
Net (decrease) increase in cash and cash equivalents	33,066	113,238	(9,061)
Cash and cash equivalents at beginning of the period	132,867	19,629	28,690
Cash, cash equivalents and restricted cash at end of the period [1]	$ 165,933	132,867	19,629
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 12,981	9,905	4,624
Cash paid for interest	$ 1	75	217

[1] Includes $1,264, $330 and $0 of restricted cash as of December 31, 2024, 2023, and 2022 respectively, that were included in other current assets.

See accompanying notes to the consolidated financial statements.

(Amounts in thousands, except for share and per share data)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

The Vita Coco Company, Inc. and subsidiaries (the “Company”) develops, markets, and distributes various coconut water products under the brand name *Vita Coco* and for retailers' own brands, predominantly in the United States ("U.S."). Other products include coconut milk, coconut oil, water (under the brand name *Ever & Ever*), protein infused fitness drinks (under the brand name *PWR LIFT)* and coconut as a commodity. We also offered a natural energy drink (under the brand name *Runa*), which we ceased selling in December 2023.

The Company was incorporated in Delaware as All Market Inc. on January 17, 2007. On September 9, 2021, we changed our name to The Vita Coco Company, Inc. In 2018, the Company purchased certain assets and liabilities of *Runa*, which was marketed and distributed primarily in the U.S. until the Company ceased selling the brand in December 2023. The Company completed an initial public offering (the "IPO") of common stock in October 2021.

We are a public benefit corporation under Section 362 of the Delaware General Corporation Law. As a public benefit corporation, our Board is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct and the specific public benefits identified in our certificate of incorporation.

The Company has ten wholly-owned subsidiaries including four wholly-owned Asian subsidiaries established between fiscal 2012 and 2015, four North American subsidiaries established between 2012 and 2018, as well as All Market Europe, Ltd. (“AME”) in the United Kingdom ("U.K.") established during 2009, and one subsidiary in Germany established during 2023.

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include all the accounts of the wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Impact of Global Events Causing Macroeconomic Uncertainty

Uncertainty in the macroeconomic environment resulting from current geopolitical and economic instability (including the effects of current wars and other international conflicts) and the high interest rates, foreign exchange rates, potential tariffs and other import related fees, and inflationary cost environment may affect our global supply chain. It is not currently possible to ascertain the overall impact of these macroeconomic uncertainties on the Company’s business, results of operations, financial condition or liquidity. Future events and effects related to these macroeconomic uncertainties cannot be determined with precision and actual results could significantly differ from estimates or forecasts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgement in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within

that range of reasonable estimates. The most significant estimates in the consolidated financial statements relate to share-based compensation, assessing long-lived assets for impairment, estimating the net realizable value of inventories, the determination of the current expected credit losses allowance, assessing goodwill for impairment, the determination of the value of trade promotions and assessing the realizability of deferred income taxes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. ASC 606 defines a five-step model that requires entities exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying the performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Revenue is recognized when control of the promised good is transferred to the customer in an amount that reflects the consideration to which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from consumers.

For the Company's various products in the *Vita Coco* Coconut Water and Other product categories (refer to Note 3, *Revenue Recognition*), control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue. The transaction price recognized reflects the consideration the Company expects to receive in exchange for the sale of the product. The Company's performance obligations are satisfied at that time. The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that would meet the criteria for a distinct good or service that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent fulfillment costs, which are included in cost of goods sold, rather than revenue.

Additionally, the Company determined the production and distribution of Private Label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these Private Label products over time as the production for open purchase orders is completed, which may be prior to any shipment. The resulting contract assets are recorded in prepaid expenses and other current assets.

The Company provides trade promotions and sales discounts to its customers and distributors. Since these sales promotions and sales discounts do not meet the criteria for a distinct good or service, they are primarily accounted for as a reduction of revenue and include payments to customers and distributors for performing activities on our behalf, such as payments for in-store displays, payments to gain distribution of new products, payments for shelf space and discounts to promote lower retail prices. These consolidated financial statements include accruals for these promotion and discounts. The accruals are made for invoices that have not yet been received as of year-end and are recorded as a reduction of sales, and are based on contract terms and our historical experience with similar programs and require management judgement with respect to estimating customer and consumer participation and performance levels.

Cost of Goods Sold

Costs of goods sold includes the costs of the products sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, and warehouse fulfillment costs incurred in operating and staffing warehouses.

Shipping and Handling Costs

Shipping and handling costs related to the sale of inventory represent outbound distribution costs, and are included in cost of goods sold in the consolidated statement of operations. Shipping and handling costs were $13,100, $13,261 and $13,387 for the years ended December 31, 2024, 2023, and 2022, respectively.

(Amounts in thousands, except for share and per share data)

Marketing and Promotional Expenses

Marketing and promotional expenses, including advertising expenses, consist of investments to grow our business and retain customers, including costs related to influencers, trade shows, product samples, advertising campaigns on social media and various other digital platforms, point of sale displays, and various event sponsorships. Marketing and promotional expenses are recorded in selling, general and administrative expenses in the period they are incurred and were $31,343, $35,460, and $23,084 for the years ended December 31, 2024, 2023, and 2022, respectively.

Research and Development

Research and development costs are charged to expense in the period incurred and are recorded in selling, general and administrative expenses. Research and development expenses were $398, $418, and $541 for the years ended December 31, 2024, 2023, and 2022, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 for awards issued under the 2014 Stock Option and Restricted Stock Plan and the 2021 Stock Incentive Award Plan.

The Company measures all awards based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period of each stock award grant, which is generally the vesting period of the respective award by using the accelerated attribution method. The Company applies an estimated forfeiture rate derived from historical employee termination behavior. If the actual forfeitures differ from those estimated by management, adjustment to compensation expense may be required in future periods. The Company issues stock-based awards with service-based and performance-based and market-based vesting conditions. The Company recognizes expense for performance-based awards when it becomes probable that such awards will be earned over a requisite service period. The Company defers the recognition of compensation expense for the stock awards that vest upon qualifying liquidity events until the qualifying events are probable of occurrence. Stock awards are equity-classified, as they do not contain a cash settlement option or other features requiring them to be liability-classified.

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock awards with service-based vesting conditions and performance-based vesting conditions. For stock awards with performance-based and market-based vesting conditions, the Company uses the Barrier option valuation model to determine the fair value.

The Company has classified most of its stock-based compensation expense in its consolidated statements of operations in selling, general, and administrative expenses, reflecting the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified. There are restricted stock units previously granted to entities affiliated with a major customer, which was recognized as a stock-based sales incentive based on guidance in ASC 606 and reflected as a reduction in the transaction price revenue. See Note 14, *Stockholders' Equity* for further information.

Income Taxes

The Company accounts for income taxes under ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Interest and penalties related to unrecognized tax positions are included in income tax expense in the consolidated statement of operations and comprehensive income and accrued expenses in the consolidated balance sheets. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Net Income per Common Share

In accordance with ASC Topic 260 *Earnings Per Share* ("ASC 260"), net income per common share, on a basic and diluted basis, is presented for all periods, calculated using the treasury stock method. Basic net income per share is computed by dividing net income by the weighted average number of common shares and service warrants outstanding during each period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive common equivalent shares outstanding. The calculation of common equivalent shares assumes the exercise of dilutive in-the-money stock options, net of assumed treasury share repurchases at average market prices, as applicable.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and money market instruments with maturities of three months or less.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. In determining such an allowance, the Company considers historical losses and existing economic conditions, as well as the credit quality of each customer. Accounts receivable are charged off when the Company deems amounts to be uncollectible.

Inventory

Inventory represents raw materials, finished goods, packaging, and inbound shipping and handling and is reported at the lower of cost or net realizable value being determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company reserves for finished goods that are close to the date of expiration.

Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets or in the case of leasehold improvements, the lease term if shorter, using the straight-line method of depreciation. Repairs and maintenance are charged to expense as incurred. The estimated useful lives of the Company's property and equipment are as follows:

- Equipment and computer software and hardware – 3-7 years

- Leasehold improvements – The lesser of the life of the asset or the term of the lease

- Vehicles – 5 years

- Furniture and fixtures – 3-5 years

Intangible assets

Intangible assets consisted primarily of acquired trade names and distributor relationships. The Company determines the appropriate useful life of the intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives of ten years, using the straight-line method, which approximates the pattern in which the economic benefits are consumed.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, principally intangibles and property and equipment, by comparing asset group's carrying value to the expected undiscounted future cash flows to be generated from such assets when events or circumstances indicate that an impairment may have occurred. If the estimated undiscounted future cash flows are less than the carrying amount, an impairment loss is recorded based upon the difference between the carrying amount and the fair value of the asset. The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, or a triggering event. When a triggering event is identified, a test of recoverability is performed by estimating the undiscounted future cash flows associated with such assets and comparing them to the carrying value of the asset. When the recoverability test fails, the Company measures the impairment loss based on the fair value of the assets compared to the carrying amount of the asset. The fair value of the trade names is determined through an income approach using the relief from royalty method. The fair value of the distributor relationships is determined through an income approach using the excess earnings method.

Acquisitions

The Company evaluates each of its acquisitions under the accounting framework in Accounting Standards Codification Topic 805, *Business Combinations* ("ASC 805"). ASC 805 requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable tangible and intangible assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity, and recognize and measure goodwill. The acquiree's results are included in the consolidated financial statements from the date of the acquisition. The Company allocated the purchase price, including the fair value of any non-cash and contingent consideration, to the identifiable assets and liabilities of the relevant acquired business at their acquisition date fair values. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

Contingent consideration payable in cash or a fixed dollar amount settleable in a variable number of shares is classified as a liability and recorded at fair value, with changes in fair value recorded as a component of operating expenses in the accompanying consolidated statements of operations. Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations.

The Company performs valuations of assets acquired, liabilities assumed, and contingent consideration and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired, liabilities assumed, and contingent consideration requires the use of significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, the probability of the achievement of specified milestones, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired, liabilities assumed, and contingent consideration in a business combination.

Goodwill

Goodwill represents the purchase price paid in excess of the fair value of net identifiable tangible and intangible assets acquired in a business combination and is measured in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other* ("ASC 350"). Goodwill is not amortized; instead goodwill is tested for impairment on an annual basis on December 31, or more frequently if the Company believes indicators of impairment exist.

The Company has determined that there are three reporting units for purposes of testing goodwill for impairment: (i) the Americas reporting unit, (ii) the Europe reporting unit, and (iii) the Asia reporting unit. All of the Company's goodwill is allocated to the Americas reporting unit. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. In performing the qualitative assessment, the Company reviews factors both specific to the reporting units and to the Company as a whole, such as financial performance, macroeconomic conditions, industry and market considerations, and the fair value of each reporting unit at the last valuation date. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more likely than not that the carrying value of each of the reporting units exceeds their fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead, or if the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of each of the reporting units with their carrying amount. The fair value of each of the reporting units is estimated by blending the results from the income approach and the market multiples approach. These valuation approaches consider a number of factors that include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly-traded companies in the Company's industry, and require to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company's business. It is the Company's policy to conduct impairment testing based on its most current business plans, projected future revenues and cash flows,

(Amounts in thousands, except for share and per share data)

which reflect changes anticipated in the economy and the industry. The cash flows are based on five-year financial forecasts developed internally by management and are discounted to a present value using discount rates that properly account for the risk and nature of the respective reporting unit's cash flows and the rates of return market participants would require to invest their capital in the Company's reporting unit. The Company will recognize an impairment for the amount by which the carrying amount exceeds a reporting unit's fair value. For the years ended December 31, 2024, 2023, and 2022, there were no impairments recorded.

Supplier Advances

The Company issues advances to certain manufacturers with interest at rates between 0% and 4% with terms extending to February 2028. These advances are assessed for collectability and an allowance for credit losses is recognized when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. The Company recorded an allowance of $1,557 and $345 as of December 31, 2024 and December 31, 2023, respectively.

Foreign Currency

The Company's reporting currency is the U.S. dollar. The Company maintains the financial statements of each entity within the group in its local currency, which is also the entity's functional currency. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate applicable during the period. Translation gains and losses are included as a component of accumulated other comprehensive income in stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included as a component of other income (expense) in the accompanying consolidated statements of operations when incurred.

Derivative Instruments

The Company periodically enters into forward foreign currency exchange contracts to hedge its foreign currency exposure. The fair value of these contracts is recorded in the consolidated balance sheets with a corresponding adjustment to the consolidated statements of operations for the change in fair value of the derivative instruments, as the contracts have not been designated as a hedge instrument. Refer to Note 12, Derivative Instruments, for more information.

Segment Information

The Company operates as two operating and reportable segments: (i) Americas segment, which is comprised of the Company's operations in the Americas region, primarily in the U.S. and Canada, and (ii) International segment, which is comprised of the Company's operations primarily in Europe, Middle East, Africa and the Asia Pacific regions.

Concentration of Credit Risk

The Company's cash and accounts receivable are subject to concentrations of credit risk. The Company's cash balances are primarily on deposit with banks in the U.S. which are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250. At times, such cash may be in excess of the FDIC insurance limit. To minimize the risk, the Company's policy is to maintain cash balances with high quality financial institutions and any excess cash above a certain minimum balance could be invested in overnight money market treasury deposits in widely diversified accounts.

Substantially, all of the Company's customers are either wholesalers or retailers of beverages. A material default in payment, a material reduction in purchase from these or any large customers, or the loss of a large customer or customer groups could have a material adverse impact on the Company's financial condition, results of operations, and liquidity. The Company is exposed to concentration of credit risk from its major customers for which two customers represented 48%, 53%, and 54% of total net sales during the years ended December 31, 2024, 2023, and 2022, respectively. In addition, the two customers also accounted for 30% and 36% of total accounts receivable as of December 31, 2024 and 2023, respectively. The Company has not experienced credit issues with these customers.

(Amounts in thousands, except for share and per share data)

Recently Adopted Accounting Pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued *ASU 2023-07*, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in *ASU 2023-07*, as well as all existing segment disclosures and reconciliation requirements in *ASC 280* on an interim and annual basis. *ASU 2023-07* is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the standard for the year ended December 31, 2024. The adoption of the standard did not have a material impact on the Company's consolidated statements of operations and disclosures.

Leases

The Company leases certain office space and machinery and equipment, which are primarily classified as operating leases. These leases expire at various dates through 2025. The Company's lease agreements do not contain any material restrictive covenants. Operating leases are included within right-of-use assets, net, accrued expenses, and other long-term liabilities within our Consolidated Balance Sheets. Finance leases are included within Property, plant and equipment, net, Accrued expenses, and Other long-term liabilities. Leases with an initial term of 12 months or less are not recognized on the Consolidated Balance Sheets.

In February 2016, the FASB issued *ASC 842*, *ASU 2016-02*, Leases (Topic 842), which was amended by subsequent Accounting Standard Updates ("ASUs"), to enhance the comparability and usefulness of financial reporting around leasing activity. The new standard supersedes the existing authoritative literature for lease accounting under *ASC 840*, with a focus on applying a "right-of-use model." The guidance for leases under *ASC 842* results in a right-of-use asset ("ROU asset") and lease liability being reported on the balance sheet for leases with a lease term greater than twelve months. In June 2020, the FASB issued *ASU 2020-05*, *Revenue from Contracts with Customers* (Topic 606) and *Leases* (Topic 842): Effective Dates for certain entities, which deferred the effective date of *ASU 2016-02* for certain entities. *ASC 842* was effective for the Company, as an Emerging Growth Company ("EGC"), for annual reporting periods beginning after December 15, 2021 and for interim periods beginning after December 15, 2022.

The Company adopted the standard on January 1, 2022 using the alternative modified retrospective transition approach in accordance with *ASU 2018-11*, *Leases* (Topic 842): Targeted Improvements, where the adoption date represents the initial date of application. As part of its adoption, the Company elected to apply the package of practical expedients requiring no reassessment of whether any expired or existing contracts are or contain leases, the lease classification of any expired or existing leases, or the capitalization of initial direct costs for any existing leases. Additionally, the Company elected the practical expedient that permits the exclusion of leases considered to be short-term. Under the alternative modified retrospective transition approach, the reported results for 2022 reflect the application of *ASC 842* guidance, whereas comparative periods and the respective disclosures prior to the adoption of *ASC 842* are presented using the legacy guidance of *ASC 840*. As a result of adopting the new standard, the Company recognized right-of-use assets and lease liabilities of $1,866 and $2,097, respectively, on the Company's consolidated balance sheet as of January 1, 2022. The difference of $231 between the operating lease right-of-use assets and operating lease liabilities represents reclassification of deferred rent liability from other liabilities to operating lease right-to-use assets at the adoption date. The adoption of the standard did not have a material impact on the Company's consolidated statements of operations, or consolidated statements of cash flows.

Current Expected Credit Losses

In June 2016, the FASB issued *ASU 2016-13*, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("*ASU 2016-13*"). The new accounting standard introduced the current expected credit losses methodology ("CECL") for estimating allowances for credit losses. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loans and trade receivables. *ASU 2016-13* was effective for the Company, as an EGC, for annual and interim reporting periods beginning after December 15, 2022. The Company adopted the standard on January 1, 2023 using the modified retrospective method

(Amounts in thousands, except for share and per share data)

for all financial assets in scope. The amounts for reporting periods beginning after January 1, 2023 are presented under ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP.

As a part of the adoption, the Company selected to apply roll-rate method to estimate current expected credit losses for its accounts receivable population and weighted average remaining maturity ("WARM") method for supplier advances.

The difference of $1,070 between the incurred credit loss estimate and current expected credit loss estimate was recorded as cumulative effect adjustment to the Company's opening retained earnings and reflected on the consolidated balance sheet as of January 1, 2023 as a result of the *ASC 326* adoption. The adoption of the standard did not have a material impact on the Company's consolidated statements of operations, or consolidated statements of cash flows. The following table illustrates the impact of *ASC 326*.

	As of January 1, 2023		
	As reported under ASC 326	Pre-ASC 326 adoption	Impact of ASC 326 adoption
Allowance for credit losses on accounts receivables	$ 3,552	$ 2,898	$ 654
Allowance for credit losses on supplier advances	416	—	416
Total	$ 3,968	$ 2,898	$ 1,070

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued *ASU 2024-03*, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires expenses in the consolidated statement of operations to be disaggregated into functional categories and separate significant individual expense items that are material to the understanding of the financial statements. *ASU 2024-03* is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting *ASU 2024-03*.

In December 2023, the FASB issued *ASU 2023-09*, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to provide disclosure of specific categories in the rate reconciliation, detail out reconciling items that are equal to or greater than 5% of income from continuing operations before income tax expense multiplied by the applicable statutory income tax rate, and break out income taxes by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company will adopt the guidance on a prospective basis when it becomes effective. The Company is currently evaluating the impact of adopting *ASU 2023-09*.

3. REVENUE RECOGNITION

Revenues are accounted for in accordance with ASC 606. The Company disaggregates revenue into the following product categories:

- ***Vita Coco Coconut Water*** – This product category consists of all branded coconut water product offerings under the *Vita Coco* labels, where the majority ingredient is coconut water. The Company determined that the sale of the products represents a distinct performance obligation as customers can benefit from purchasing the products on their own or together with other resources that are readily available to the customers. For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.
- ***Private Label*** – This product category consists of all private label product offerings, which includes coconut water and coconut oil. The Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders occurs, which may be prior to any shipment.

(Amounts in thousands, except for share and per share data)

- ***Other –*** This product category consists of all other products, which included *Runa* (until we ceased selling it in December 2023), and includes *Ever & Ever* and *PWR LIFT* product offerings and *Vita Coco* product extensions beyond coconut water, coconut milk products, including the recently launched *Vita Coco* Treats, and other revenue transactions (e.g., bulk product sales). For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

The Company excludes from revenues all taxes assessed by a governmental authority that are imposed on the sale of its products and collected from customers.

Disaggregation of Revenue

The following table disaggregates net revenue by product type and reportable segment:

	December 31, 2024		
	Americas	International	Consolidated
Vita Coco Coconut Water	$ 343,288	$ 50,318	$ 393,606
Private Label	89,900	19,324	109,224
Other	9,155	4,028	13,183
Total	$ 442,343	$ 73,670	$ 516,013

	December 31, 2023		
	Americas	International	Consolidated
Vita Coco Coconut Water	$ 317,221	$ 41,829	$ 359,050
Private Label	103,166	18,713	121,879
Other	9,858	2,825	12,683
Total	$ 430,245	$ 63,367	$ 493,612

	December 31, 2022		
	Americas	International	Consolidated
Vita Coco Coconut Water	$ 275,964	$ 38,570	$ 314,534
Private Label	88,173	12,855	101,029
Other	9,485	2,740	12,224
Total	$ 373,622	$ 54,165	$ 427,787

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net was $63,450 and $50,086 as of December 31, 2024 and 2023, respectively. The Company recorded an allowance for current expected credit losses of $2,255 and $2,486 as of December 31, 2024 and 2023, respectively.

Changes in the allowance for current expected credit losses for the periods presented were as follows:

Balance at January 1, 2023	$ 3,552
Provision charged to operating results	3,135
Account write-offs and other deductions, net of recoveries	(4,201)
Balance as of December 31, 2023	$ 2,486
Current period provision for expected credit losses	2,966
Account write-offs and other deductions, net of recoveries	(3,197)
Balance as of December 31, 2024	$ 2,255

(Amounts in thousands, except for share and per share data)

5. INVENTORY

Inventory consists of the following:

	December 31,	
	2024	2023
Raw materials and packaging	$ 3,536	$ 3,360
Finished goods	80,064	47,397
Inventory	$ 83,600	$ 50,757

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2024	2023
Tax receivables	$ 5,737	$ 3,622
Contract assets	4,804	8,629
Supplier prepaid	4,767	3,463
VAT receivables	1,790	1,032
Supplier incentives receivable	1,590	312
Restricted cash	1,264	330
Prepaid insurance	1,230	1,454
GST/HST receivable	893	324
Interest receivable	462	383
Other prepaid expenses	2,643	2,977
Other receivables	2,056	1,634
	$ 27,236	$ 24,160

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	
	2024	2023
Machinery and equipment	$ 2,271	$ 1,927
Computer software and hardware	3,895	3,640
Leasehold improvements	393	393
Vehicles	624	685
Land and improvements	140	140
Furniture and fixtures	708	469
Total Property and equipment	8,031	7,254
Less accumulated depreciation and amortization	(5,680)	(5,118)
Property and equipment—net	$ 2,351	$ 2,136

(Amounts in thousands, except for share and per share data)

Depreciation expense related to property and equipment, net for the years ended December 31, 2024, 2023, and 2022 was $745, $660 and $681, respectively.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill consists of the following:

	December 31,	
	2024	2023
Goodwill	$ 7,791	$ 7,791

Annual Goodwill Impairment Testing

The Company's goodwill is allocated to the Americas reporting unit and is tax deductible. In December 31, 2024, the Company performed the qualitative assessment only, which did not indicate that it is more likely than not that the carrying value of each of the reporting units exceeds their fair value, resulting in no further quantitative testing. Based on the results of the annual impairment test, the Company concluded that no impairment to goodwill existed as of December 31, 2024, 2023, and 2022.

Intangible Assets, net

Long-lived intangible assets are amortized over their useful life. Since the intangibles are subject to amortization, they are reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment. Under ASC 360, long-lived assets are tested for recoverability at the asset group level whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In step 1, the entity determines recoverability of the asset group by comparing its carrying value with the sum of its undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset group, then step 2 must be performed, in which the entity compares the fair value of the asset group to its carrying amount. The excess of the carrying value of the asset group over its fair value, if any, would be recognized as an impairment loss.

In 2022, the Company identified facts and circumstances indicating the carrying value of the intangible assets associated with the acquisition of *Runa*, including the trade names and distributor relationships, may not be recoverable, resulting in the determination that a triggering event had occurred. The Company performed step 1 and determined that the *Runa* intangible assets were not recoverable based on a test of recoverability using expected undiscounted future cash flows for the *Runa* brand in the Americas. For both trade names and distributor relationships, the Company applied step 2, by determining the fair value of these intangible assets, which concluded that the fair value was significantly below the carrying amount. Accordingly, the total net book value of these intangible assets of $6,714 was impaired in the year ended December 31, 2022 and was recorded in selling, general and administrative expenses on the Company's consolidated statements of operations. Intangible assets, net was $0 as of December 31, 2024 and December 31, 2023.

Amortization expense for the years ended December 31, 2024. December 31, 2023 and December 31, 2022 was $0, $0 and $1,220, respectively, and was recorded in selling, general and administrative expenses on the Company's consolidated statements of operations.

9. ACCRUED EXPENSES

Accrued expenses consist of the following:

(Amounts in thousands, except for share and per share data)

	December 31,	
	2024	2023
Accrued promotions and marketing	$ 22,380	$ 22,936
Shipping and handling costs	11,932	5,957
Income tax payable	10,559	8,304
Payroll and benefits related expenses	10,388	11,012
VAT payable	2,652	2,103
Accrued professional fees	1,269	1,898
Accrued trade payable	1,242	1,236
Current operating lease liabilities	422	1,189
Other accrued expenses	4,759	4,898
	$ 65,603	$ 59,533

10. DEBT

The table below details the outstanding balances on the Company's credit facility and notes payable as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
Notes payable		
Vehicle loans	13	26
	$ 13	$ 26
Current	$ 10	$ 13
Non-current	$ 3	$ 13

2020 Credit Facility

In May 2020, the Company entered into the five-year credit facility (the "2020 Credit Facility") with Wells Fargo Bank, National Association consisting of a revolving line of credit, which currently provides for committed borrowings of $60 million. As of December 31, 2024, the maturity date on the 2020 Credit Facility was May 12, 2026.

Starting in December 2022, borrowings on the 2020 Credit Facility bear interest at rates based on either: 1) a fluctuating rate per annum determined to be the sum of Daily Simple Secured Overnight Financing Rate ("SOFR") plus a spread defined in the credit agreement (the "Spread"); or 2) a fixed rate per annum determined to be the sum of the Term SOFR plus the Spread. The Spread ranges from 1.00% to 1.75%, which is based on the Company's leverage ratio (as defined in the credit agreement) for the immediately preceding fiscal quarter as defined in the credit agreement. In addition, the Company is currently subject to an unused commitment fee ranging from 0.10% and 0.20% on the unused amount of the line of credit, with the rate being based on the Company's leverage ratio (as defined in the credit agreement).

The borrowings made before December 2022 bore interest at rates based on either: 1) London Interbank Offered Rate ("LIBOR"); or 2) a specified base rate (determined by reference to the greatest of the prime rate published by Wells Fargo, the federal funds effective rate plus 1.5% and one-month LIBOR plus 1.5%), as selected periodically by the Company. The LIBOR-based loans bore interest at LIBOR plus the Spread. The unused commitment fee prior to the December 2022 amendment was the same.

As of December 31, 2024 and December 31, 2023, the Company had no outstanding balance and $60,000 undrawn and available under its amended 2020 Credit Facility. Unused commitment fee for the 2020 Credit Facility amounted to $61 for the year ended December 31, 2024. Interest expense and unused commitment fee for the 2020 Credit

(Amounts in thousands, except for share and per share data)

Facility amounted to $14 and $46, respectively, for the year ended December 31, 2023. Interest expense and unused commitment fee for the 2020 Credit Facility amounted to $255 and $51, respectively, for the year ended December 31, 2022. The effective interest rate was 0.10%, 0.10%, and 2.53%, respectively, as of December 31, 2024, 2023, and 2022.

The 2020 Credit Facility is collateralized by substantially all of the Company's assets.

The 2020 Credit Facility contains certain affirmative and negative covenants that, among other things, limit the Company's ability to, subject to various exceptions and qualifications: (i) incur liens; (ii) incur additional debt; (iii) sell, transfer or dispose of assets; (iv) merge with or acquire other companies, (v) make loans, advances or guarantees; (vi) make investments; (vii) make dividends and distributions on, or repurchases of, equity; and (viii) enter into certain transactions with affiliates. The 2020 Credit Facility also requires the Company to maintain certain financial covenants including a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum asset coverage ratio. As of December 31, 2024, the Company was compliant with all financial covenants.

On February 14, 2025, the 2020 Credit Facility was amended, extending the maturity five years to February 13, 2030, and amending the unused commitment fees to range from 0.125% to 0.225%.

Vehicle Loans

The Company periodically enters into vehicle loans. Interest rate on these vehicle loans range from 4.56% to 5.68%. The Company is required to make principal payments of $2 on a monthly basis.

Aggregate future principal payments on the notes payable are as follows:

2025	$ 10
2026	3
Total notes payable	$ 13

11. COMMITMENTS AND CONTINGENCIES

Contingencies:

Litigation—The Company may engage in various litigation in the ordinary course of business. The Company intends to vigorously defend itself in such matters and management, based upon the advice of legal counsel, is of the opinion that the resolution of these matters will not have a material effect on the consolidated financial statements. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. The Company also discloses when it is reasonably possible that a material loss may be incurred. As of December 31, 2024 and 2023, the Company did not record liabilities relating to such legal matters.

Business Risk—The Company imports finished goods predominantly from manufacturers located in South American and Southeast Asian countries. The Company may be subject to certain business risks due to potential instability in these regions.

Major Customers—The Company's customers that accounted for 10% or more of total net sales and total accounts receivable attributable to the Americas reportable segment were as follows:

	Net sales			Accounts receivable	
	Year Ended December 31,			December 31,	
	2024	2023	2022	2024	2023
Customer A	25%	30%	30%	13%	13%
Customer B	23%	23%	24%	17%	23%

(Amounts in thousands, except for share and per share data)

One of the customers acquired less than 5% ownership in the Company upon consummation of the IPO. The same customer also vested in 100,000 restricted stock awards during the period ended March 31, 2023 as discussed in Note 10, Stockholders' Equity. The customer continues to hold less than 5% ownership in the Company as of December 31, 2024.

In 2023, the Company agreed to start to discontinue the private label coconut water and coconut oil supply relationship with one of the significant customers as the terms required to retain the business were contrary to the long term margin targets. However, at the request of this customer, the supply relationship continued for a significant portion of their private label coconut water needs in 2024. The Company expects the number of regions that the Company services for private label to decrease in 2025.

Major Suppliers—The Company's suppliers that accounted for 10% or more of the Company's purchases were as follows:

	Year Ended December 31,	
	2024	2023
Supplier A	18%	22%
Supplier B	15%	13%

12. DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments in accordance with the ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). These principles require that all derivative instruments be recognized at fair value on each balance sheet date unless they qualify for a scope exclusion as a normal purchase or sale transaction, which is accounted for under the accrual method of accounting. In addition, these principles permit derivative instruments that qualify for hedge accounting to reflect the changes in the fair value of the derivative instruments through earnings or stockholders' equity as other comprehensive income on a net basis until the hedged item is settled and recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. As of December 31, 2024 and December 31, 2023, the Company did not have any derivative instruments that it had designated as fair value or cash flow hedges, and therefore all changes in fair value were immediately recognized in earnings.

The Company is subject to the following currency risks:

Inventory purchases from Brazilian, Thai and Malaysian manufacturers—In order to mitigate the currency risk on inventory purchases from its Brazilian, Malaysian and Thai manufacturers, which are settled in Brazilian real ("BRL"), Malaysian ringgit ("MYR") and Thai baht ("THB"), the Company's subsidiary, All Market Singapore Pte. Ltd. ("AMS"), enters a series of forward currency swaps to buy BRL, MYR and THB.

Intercompany transactions between AME and AMS—In order to mitigate the currency risk on intercompany transactions between AME and AMS, AMS enters into foreign currency swaps to sell British pound ("GBP").

Intercompany Transactions with Canadian Customer and Vendors—In order to mitigate the currency risk on transactions with Canadian customer and vendors, the Company enters into foreign currency swaps to sell Canadian dollars ("CAD").

The notional amount and fair value of all outstanding derivative instruments in the consolidated balance sheets consist of the following at:

(Amounts in thousands, except for share and per share data)

December 31, 2024			
Derivatives not designated as hedging instruments under ASC 815-20	**Notional Amount**	**Fair Value**	**Balance Sheet Location**
Assets			
Foreign currency exchange contracts			
Receive USD/pay EUR	$ 9,060	$ 458	Derivative assets
Receive USD/pay GBP	26,303	464	Derivative assets
Receive USD/pay CAD	$ 8,486	$ 460	Derivative assets
Liabilities			
Foreign currency exchange contracts			
Receive THB/sell USD	$ 28,066	$ (623)	Derivative liabilities
Receive BRL/sell USD	35,443	(6,272)	Derivative liabilities

December 31, 2023			
Derivatives not designated as hedging instruments under ASC 815-20	**Notional Amount**	**Fair Value**	**Balance Sheet Location**
Assets			
Foreign currency exchange contracts			
Receive BRL/sell USD	$ 62,253	$ 3,876	Derivative assets
Liabilities			
Foreign currency exchange contracts			
Receive THB/sell USD	$ 21,971	$ (285)	Derivative liabilities
Receive USD/pay EUR	5,627	(90)	Derivative liabilities
Receive USD/pay GBP	$ 23,512	$ (749)	Derivative liabilities
Receive USD/pay CAD	7,666	(89)	Derivative liabilities

The amount of realized and unrealized gains and losses and consolidated statements of operations and comprehensive income location of the derivative instruments as of December 31, 2024 and 2023 are as follows:

	2024	2023	2022
Unrealized gain (loss) on derivative instruments	$ (8,176)	$ (872)	$ 6,606
Foreign currency gain (loss)	$ (1,067)	$ 5,697	$ 2,682

The Company applies recurring fair value measurements to its derivative instruments in accordance with ASC Topic 820, *Fair Value Measurements* ("ASC 820"). In determining fair value, the Company used a market approach and incorporates the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable internally developed inputs.

13. FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs.

(Amounts in thousands, except for share and per share data)

Based upon observability of the inputs used in valuation techniques, the Company's assets and liabilities are classified as follows:

- *Level 1*—Quoted market prices in active markets for identical assets or liabilities.
- *Level 2*—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- *Level 3*—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes internally developed models and methodologies utilizing significant unobservable inputs.

Forward currency swap contracts—See Note 12, Derivative Instruments, for a description of these contracts. The Company's valuation methodology for forward currency swap contracts is based upon third-party institution data.

The Company's fair value hierarchy for those assets (liabilities) measured at fair value on a recurring basis at December 31, 2024 and 2023, is as follows:

	Level 1	Level 2 Forward Currency Swaps/Contracts	Level 3 Contingent consideration liability	Total
December 31, 2024	$ —	$ (5,513)	$ —	$ (5,513)
December 31, 2023	$ —	$ 2,663	$ —	$ 2,663

There were no transfers between any levels of the fair value hierarchy for any of the Company's fair value measurements.

`14. STOCKHOLDERS' EQUITY

Common Stock—Each share of common stock entitles its holder to one vote on matters required to be voted on by the stockholders of the Company and to receive dividends, when and if declared by the Company's board of directors (the "Board").

In May 2023, 5,000,000 of the Company's common stock were sold by Verlinvest Beverages SA (the "Selling Stockholder") at $23.00 per share (the "Closing") pursuant to an underwriting agreement (the "May Underwriting Agreement"). Additionally, under the May Underwriting Agreement, the Selling Stockholder granted the underwriters an option exercisable to purchase up to an additional 750,000 shares from the Selling Shareholder at the public offering price which was exercised in full prior to the Closing. In November 2023, the Selling Stockholder sold an additional 4,000,000 shares of the Company's common stock at $27.61 per share pursuant to an underwriting agreement (the "November Underwriting Agreement"). The Company did not receive proceeds from the sale of the shares under the May Underwriting Agreement or the November Underwriting Agreement. For the year ended December 31, 2023, the Company recorded $1,525 of administrative expenses related to the May and November Underwriting Agreements, net of legal fee waiver of $140 related to May 2023 secondary offering. These administrative expenses are included in Selling, general, and administrative expenses ("SG&A") in the consolidated statement of operations. Additionally, the Selling Stockholder provided additional waiver of legal fees of $324 related to November 2023 secondary offering for the year ended December 31, 2024.

Treasury Stock - As of December 31, 2024 and 2023, the Company held 6,740,446 and 6,236,200 shares in treasury stock. In January 2021, the Company entered into a Stock Purchase Agreement with RW VC S.a.r.l, f/k/a Vita Coco S.a.r.l (the "Seller"). The Company repurchased 5,192,005 shares of its own common stock from the Seller at a purchase price of $9.63 per share, or an aggregate purchase price of approximately $50,000. The purchase price per share approximated the most recent third-party common stock valuation prepared in conjunction with the accounting of stock-based compensation discussed within this Note 14.

(Amounts in thousands, except for share and per share data)

On October 30, 2023, the Board approved a share repurchase program ("Program") authorizing the Company to repurchase up to $40,000 of the Company's common stock. Shares of the Company's common stock may be repurchased under the Program from time to time through open market purchases, block trades, private transactions or accelerated or other structured share repurchase programs. To the extent not retired, shares of the Company's common stock repurchased under the Program will be placed in the Company's treasury shares. The extent to which the Company repurchases shares of the Company's common stock, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by the Company. The Program has no time limits and may be suspended or discontinued at any time. The Company repurchased 504,246 shares under this program at a cost of $12,030 during the year ended December 31, 2024. The Company repurchased 30,000 shares under this program at a cost of $773 during the year ended December 31, 2023

Stock-based Compensation—The stockholders of the Company approved the adoption of the Company's 2014 Stock Option and Restricted Stock Plan (the "2014 Plan"). The 2014 Plan allowed for a maximum of 8% of the sum of the Available Equity defined as the sum of (i) the total then outstanding shares of common shares and (ii) all available stock option (i.e., granted and outstanding stock options and stock options not yet granted). Under the terms of the 2014 Plan, the Company may grant employees, directors, and consultants stock options and restricted stock awards and has the authority to establish the specific terms of each award, including exercise price, expiration, and vesting. Currently, only stock options were granted under the 2014 Plan. Generally, stock options issued pursuant to the 2014 Plan must contain exercise prices no less than the fair value of the Company's common stock on the date of grant and have a ten-year contractual term.

Subsequent to September 30, 2021, the stockholders of the Company approved the adoption of the 2021 Incentive Award Plan ("2021 Plan"), which became effective after the closing of the IPO. On and after closing of the offering and the effectiveness of the 2021 Incentive Award Plan, no further grants will be made under the 2014 Plan. The maximum number of shares of the Company's common stock available for issuance under the 2021 Plan is equal to the sum of (i) 3,431,312 shares of the Company's common stock and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) two percent (2%) of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by the Board; provided, however, no more than 3,431,312 shares may be issued upon the exercise of incentive stock options, or ISOs. The 2021 Plan provides for the grant of stock options, including ISOs and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, other incentive awards, SARs, and cash awards. Stock options, restricted stock, and RSU's were granted under 2021 Plan. As of December 31, 2024, there were 3,254,762 shares of the Company's common stock reserved for future issuance pursuant to the 2021 Plan.

The Company recognized stock-based compensation expense of $8,771, $7,805 and $6,134 for the years ended December 31, 2024, 2023 and 2022, respectively in selling, general, and administrative expenses. The Company also recognized a reduction of revenue of $151, $1,323 and $1,250 for the years ended December 31, 2024, 2023 and 2022 related to stock-based compensation awards granted to entities affiliated with a major customer that was accounted for as a stock-based sales incentive. The total impact to additional paid-in capital related to stock-based compensation arrangements in 2024 and 2023 were $8,922 and $9,128, respectively.

Stock Option Awards with Service-based Vesting Conditions

Most stock option awards granted under the 2014 and 2021 Plans vest based on the continuous service. The stock options awarded to the employees have different vesting schedules as specified in each grant agreement. The following table summarizes the service-based stock option activity during the year ended December 31, 2024:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—December 31, 2023	3,298,006	$ 12.23		
Granted	168,076	$ 26.18		
Exercised	343,069	$ 10.92		
Forfeited or expired	68,953	$ 12.33		
Outstanding—December 31, 2024	3,054,060	$ 13.14	6.1	72,588
Exercisable—December 31, 2024	2,261,544	$ 11.66	5.6	57,110

The weighted average grant-date fair value of the service-based stock option awards granted during the years ended December 31, 2024 and 2023 was $10.52 per option and $7.29 per option, respectively. The aggregate intrinsic value of service-based stock options exercised was $8,921 and $10,826 for the years ended December 31, 2024 and 2023, respectively. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for all stock options that had exercise prices lower than the fair value of the Company's common stock.

The fair value of the service-based stock options granted in 2024 and 2023 pursuant to the Stock Option Plan was estimated on a grant or on a modification date using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes option-pricing model were as follows:

	2024	2023
Weighted average expected term	6.25 years	6.22 years
Weighted average expected volatility	32%	35%
Weighted average risk-free interest rate	4.00%	4.00%
Weighted average expected dividend yield	0%	0%

Expected Term: Represents the period that the stock-based awards are expected to be outstanding based on a contractual term and service conditions specified for the awards. The Company estimated the expected term of the options with service conditions in accordance with the "simplified" method as defined in ASC 718, which enables the use of a practical expedient for "plain vanilla" share options.

Expected Volatility: The Company has historically been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the options.

Risk-free Interest Rate: The risk-free interest rate was based on the yield, as of the option valuation date, by reference to the U.S. Treasury yield curve in effect at the time of the grant or the modification of the award for time periods equal to the expected term of the award.

Dividend Yield—The Company does not anticipate declaring a dividend over the expected term. As such, the dividend yield has been estimated to be zero.

Fair Value of Common Stock— For stock awards granted subsequent to the IPO, the fair value of the Company's common stock assumed for the grant date fair value of the awards will be based on the closing price of the Company's common stock as reported on the day of grant. Prior to the IPO in October 2021, because there has been no public market for the Company's common stock, the Board has determined the estimated fair value of the Company's common stock at the time of grant of options by considering valuations performed by an independent third-party valuation specialist, which considers a number of objective and subjective factors including valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock, the likelihood of achieving an initial public offering and general and industry specific economic outlook. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*. The third-party common stock valuations were prepared using a combination of the income approach and market approach.

As of December 31, 2024, there was $2,103 of total unrecognized compensation cost related to unvested service-based stock options, which is expected to be recognized over a weighted-average service period of 1.8 years.

Stock Option Awards with Performance and Market-based Vesting Conditions

There are also stock option awards containing performance-based vesting conditions, subject to achievement of various performance goals by a future period, such as revenue and adjusted EBITDA targets. There are also stock option awards containing performance and market vesting conditions, such as options vesting upon occurrence of an IPO or other qualifying liquidity event and upon achieving a predetermined equity value of the Company. This award was granted to the current CEO in 2019 that vest upon occurrence of an IPO or other qualifying liquidity event and upon achieving a predetermined equity value of the Company. As of July 31, 2023, the performance and market vesting conditions were achieved and the remaining stock compensation expense of $762 for this award was accelerated and recognized in the year ended December 31, 2023.

During the years ended December 31, 2024 and December 31, 2023, there were no modifications to these awards. During the year ended December 31, 2022, certain awards that contained a performance-based vesting condition were modified. The modification adjusted the performance condition to allow for 50% of the performance awards to meet the criteria to vest, and no other terms were modified. Since it did not affect any terms that would affect the fair value, and only the number of awards, it is considered an improbable-to-probable modification. The impact of the modification was not material.

The following table summarizes the stock option activity during the year ended December 31, 2024:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—December 31, 2023	1,144,436	$ 12.60		
Granted	—	—		
Exercised	—	—		
Forfeited or expired	—	—		
Outstanding—December 31, 2024	1,144,436	$ 12.60	6.1	$ 27,817
Exercisable—December 31, 2024	653,609	$ 10.18	4.8	$ 17,472

.

The fair value of the awards with performance-based vesting conditions was estimated using the Black-Scholes option-pricing model used for the Company's service-based stock options and assumed that performance goals will be achieved. If such performance conditions are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The Company did not grant any performance based options for the year ended December 31, 2024.

The Company uses Black-Scholes option-pricing model to assess the fair value of the awards with performance-based vesting conditions pursuant to the 2021 Plan. There were no performance based options grants for the year ended December 31, 2024.

(Amounts in thousands, except for share and per share data)

As of December 31, 2024, total unrecognized compensation cost related to the unvested stock option awards containing performance conditions was $1,525, which is expected to be recognized over the period of approximately 1.0 years.

Service & Performance Based Restricted Stock Awards ("RSUs")

RSUs were granted under the 2021 Plan. and primarily vest based on continuous service. The RSUs with service-based vesting conditions awarded to employees have differing vesting schedules as specified in each grant agreement. The RSUs granted to non-employee directors vest in full on the earlier of: (i) the day immediately preceding the date of the first Annual Shareholders Meeting following the date of grant; or (ii) the first anniversary of the date of grant. During the twelve months ended December 31, 2024, the Company also granted RSUs that contained performance-based vesting conditions, subject to achievement of various performance goals by the end of 2025 or 2026, specifically net sales growth and Adjusted EBITDA targets. The following table summarizes the restricted stock and RSU activity for the year ended December 31, 2024:

	Number of service based Restricted Stock or RSU Awards	Weighted Average Grant Date Fair Value (service based)	Number of performance based Restricted Stock or RSU Awards	Weighted Average Grant Date Fair Value (performance based)
Non-vested - December 31, 2023	628,129	$ 13.89	17,742	$ 16.91
Granted	266,514	26.57	58,365	26.18
Vested	223,729	16.13	—	—
Forfeited/Cancelled	36,111	18.23	1,528	26.18
Non-vested - December 31, 2024	634,803	$ 19.99	74,579	$ 23.97

Also included in these awards are $3 million of shares of restricted common stock granted to entities affiliated with a significant customer, granted at the IPO price per share of $15.00, or 200,000 restricted shares, in exchange for an amendment to extend the distributor agreement term to June 10, 2026. Since the distribution agreement has not been terminated by either party for cause as of March 31, 2023, 50% of the shares were released on March 31, 2023. The remaining 50% were released on March 31, 2024. The grant was accounted for as a stock-based sales incentive based on guidance in ASC 606 and is reflected as a reduction in the transaction price of revenue on the basis of the grant-date fair-value measure in accordance with the stock compensation guidance in ASC 718.

The aggregate grant date fair value of service and performance based RSUs granted during 2024 and 2023 was $8,609 and $4,169, respectively. At December 31, 2024, there was $5,886 of unrecognized stock compensation expense related to non-vested service-based RSUs, which is expected to be recognized over a weighted average period of 1.9 years. At December 31, 2024, there was $1,196 of unrecognized stock compensation expense related to non-vested performance based RSUs, which is expected to be recognized over a weighted average period of 2.1 years. At December 31, 2023, there was $5,259 of unrecognized stock compensation expense related to non-vested service-based RSUs, which is expected to be recognized over a weighted average period of 2.0 years. At December 31, 2023, there was $219 of unrecognized stock compensation expense related to non-vested performance based RSUs, which is expected to be recognized over a weighted average period of 2.2 years.

15. INCOME TAXES

The domestic and foreign components of the Company's income before income taxes are as follows:

	Year Ended December 31,		
	2024	2023	2022
Domestic	$ 42,131	$ 31,614	$ 5,634
Foreign	28,657	26,306	5,207
Income before income taxes	$ 70,788	$ 57,920	$ 10,841

The income tax expense for the years ended December 31, 2024, 2023, and 2022 consist of the following:

(Amounts in thousands, except for share and per share data)

	Year Ended December 31,		
	2024	2023	2022
Current			
Federal	$ 6,055	$ 6,926	$ 3,654
State and local	3,050	1,911	1,477
Foreign	5,088	4,940	965
	14,193	13,777	6,096
Deferred			
Federal	$ 166	$ (2,044)	$ (2,940)
State and local	192	(629)	(839)
Foreign	285	187	710
	643	(2,486)	(3,069)
Total	$ 14,836	$ 11,291	$ 3,027

The reconciliation of the U.S. federal statutory rate to the Company's effective rate is as follows:

	2024	2023	2022
Income tax benefit using U.S. federal statutory rate	21.0%	21.0%	21.0%
State and local taxes. net of U.S. federal income tax benefit	3.6%	1.8%	4.7%
Global intangible low-taxed income	5.1%	5.1%	—%
Stock compensation	(2.0%)	(3.0%)	(3.9%)
Officer's compensation limitation	1.2%	1.1%	4.4%
Permanent differences	0.4%	0.5%	0.3%
Foreign rate differential	(1.0%)	(1.2%)	(2.9%)
Foreign derived intangible income	(1.0%)	(0.3%)	(3.6%)
Valuation allowance	(0.7%)	(0.4%)	5.4%
Tax credits	(5.2%)	(5.1%)	(0.6%)
Other	(0.4%)	—%	3.1%
Provision for income taxes	21.0%	19.5%	27.9%

Deferred tax assets and liabilities at December 31, 2024 and 2023, consist of the following:

(Amounts in thousands, except for share and per share data)

	2024	2023
Deferred Tax Assets:		
Inventory reserves	$ 601	$ 998
Reserves and accruals	1,150	2,315
Stock based compensation	6,268	5,159
Net operating loss carryforwards	3,577	4,469
Charitable contributions carryforward	—	2
Lease liability	291	394
Subtotal	11,887	13,337
Valuation allowance	(3,587)	(4,374)
Total deferred tax assets	8,300	8,963
Deferred Tax Liabilities:		
Prepaid insurance	(273)	(339)
Intangibles	(1,509)	(1,528)
Right-of-use assets	(252)	(338)
Fixed assets	(329)	(115)
Other—Net	163	106
Total deferred tax liabilities	(2,200)	(2,214)
Net deferred tax assets (liability)	$ 6,100	$ 6,749

A valuation allowance of $3,587 and $4,374 was recorded against the non-US deferred tax asset balance as of December 31, 2024 and 2023, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2024 and 2023, management determined that there is sufficient positive evidence to conclude that it is more likely than not that the US deferred taxes are realizable. A valuation allowance has been established against the net operating loss carryforwards which have been generated by our foreign jurisdictions.

As of December 31, 2024 and 2023, the Company had no U.S. state and federal net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards related to foreign operations of $18,309 and $21,548, respectively. These net operating loss carryforwards have various lives ranging from 10 years to indefinite carryforward periods.

A reconciliation of the beginning and ending amount of income tax uncertainties is as follows;

	2024
Beginning balance as of January 1, 2024	$ 106
Reductions based on tax positions related to prior years	—
Additions based on tax positions related to current year	—
Ending balance as of December 31, 2024	$ 106

As of December 31, 2024 and 2023, there were $106 and $106 liabilities for income tax uncertainties recorded in the Company's consolidated balance sheets. The Company recognized interest and penalties related to income tax uncertainties of $37 and $37 in its consolidated balance sheets for years ended December 31, 2024 and 2023, respectively. The Company is subject to income tax examinations by the IRS and various state and local jurisdictions for the open tax years between December 31, 2022 and December 31, 2024.

(Amounts in thousands, except for share and per share data)

As of December 31, 2024 and 2023, income taxes on undistributed earnings of the Company's foreign subsidiaries have not been provided for as the Company plans to indefinitely reinvest these amounts. The cumulative undistributed foreign earnings were not material as of December 31, 2024 and 2023.

During 2021, the Finance Act 2021 (the "Finance Act") was enacted in the U.K. The Finance Act increases the corporate income tax rate from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company's existing deferred tax balances have been recorded.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law by the Biden Administration, with tax provisions primarily focused on implementing a 15% corporate alternative minimum tax ("CAMT") on global adjusted financial statement income and a 1% excise tax on share repurchases. On December 12, 2022, the European Union member states also reached an agreement to implement the Organization for Economic Cooperation and Development's ("OECD") reform of international taxation known as GloBE, which broadly mirrors the Inflation Reduction Act by imposing a 15% global minimum tax on multinational companies. The impact of these changes was not material as of December 31, 2024.

16. EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows:

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net income attributable to The Vita Coco Company, Inc.	$ 55,952	$ 46,629	$ 7,814
Denominator:			
Weighted-average number of common shares used in earnings per share—basic	56,729,370	56,427,890	55,732,619
Effect of conversion of stock options and RSU's	2,557,192	2,319,448	391,042
Weighted-average number of common shares used in earnings per share—diluted	59,286,562	58,747,338	56,123,661
Earnings per share—basic	$ 0.99	$ 0.83	$ 0.14
Earnings per share—diluted	$ 0.94	$ 0.79	$ 0.14

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average number of common shares outstanding, as they would be anti-dilutive:

	Year Ended December 31,		
	2024	2023	2022
Stock options and restricted stock awards	210,933	310,953	1,880,904

17. EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute into a traditional plan with pretax salary or into a Roth plan with after tax salary up to statutory limits. The Company matches contributions up to 3% of each employee's earnings, which vest over two years. Matching contributions were $845, $616 and $592 for the years ended December 31, 2024, 2023, and 2022, respectively.

(Amounts in thousands, except for share and per share data)

18. SEGMENT REPORTING

The Company has two operating and reportable segments:

- Americas—The Americas segment is comprised primarily of the U.S. and Canada and derives its revenues from the marketing and distribution of various coconut water and non-coconut water products (e.g., coconut oil and milk). The Company's guayusa leaf products (*Runa*), aluminum bottle canned water (*Ever & Ever*), and protein infused fitness drink (*PWR LIFT*) are or were, in the case of *Runa*, marketed only in the Americas segment. As of December 2023, we ceased offering the *Runa* brand.
- International—The International segment is comprised primarily of Europe, Middle East, and Asia Pacific, which includes the Company's procurement arm and derives its revenues from the marketing and distribution of various coconut water and non-coconut water products, which in some cases may be shipped directly to customers outside of Asia Pacific regions.

The Company's Chief Executive Officer is the chief operating decision maker ("CODM") and manages and allocates resources between the Americas and International segments. Consistent with this decision-making process, the CODM uses financial information disaggregated between the Americas and International segment for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. The CODM evaluates segment business performance based primarily on net sales and gross profit. The CODM considers budget-to-actual variances on a monthly basis for both profit measures when making decisions about allocating capital and personnel to the segments and also uses segment gross profit for evaluating product pricing.

All intercompany transactions between the segments have been eliminated.

Information about the Company's operations by operating segment as of and for the years ended December 31, 2024, 2023, and 2022 is as follows:

	December 31, 2024		
	Americas	International	Consolidated
Net sales	$ 442,343	$ 73,670	$ 516,013
Cost of goods sold	268,787	48,443	317,230
Gross profit	173,556	25,227	198,783
Total segment assets	241,894	120,487	362,381

	December 31, 2023		
	Americas	International	Consolidated
Net sales	$ 430,245	$ 63,367	$ 493,612
Cost of goods sold	267,983	44,900	312,883
Gross profit	162,262	18,467	180,729
Total segment assets	209,984	75,698	285,682

	December 31, 2022		
	Americas	International	Consolidated
Net sales	$ 373,622	$ 54,165	$ 427,787
Cost of goods sold	278,130	46,296	324,426
Gross profit	95,492	7,869	103,361
Total segment assets	156,588	41,169	197,757

(Amounts in thousands, except for share and per share data)

	Year Ended December 31,		
Reconciliation	2024	2023	2022
Total gross profit	$ 198,783	$ 180,729	$ 103,361
Less:			
Selling, general, and administrative expenses	124,963	124,236	100,306
Income from operations	73,820	56,493	3,055
Less:			
Unrealized gain/(loss) on derivative instruments	(8,176)	(872)	6,606
Foreign currency gain/(loss)	(1,571)	(251)	1,387
Interest income	6,715	2,581	51
Interest expense	—	(31)	(258)
Income before income taxes	$ 70,788	$ 57,920	$ 10,841

Geographic Data:

The following table provides information related to the Company's net revenues by country, which is presented on the basis of the location that revenue from customers is recorded:

Twelve Months Ended December 31,	2024	2023	2022
United States	$ 414,350	$ 401,974	$ 352,731
United Kingdom	53,276	44,330	36,648
All other countries(1)	48,387	47,308	38,408
Net sales	$ 516,013	$ 493,612	$ 427,787

(1) No individual country is greater than 10% of total net sales for the years ended December 31, 2024, 2023, and 2022.

The following table provides information related to the Company's property and equipment, net by country:

	December 31, 2024	December 31, 2023
United States	$ 758	$ 729
Singapore	1,280	1,081
All other countries(1)	313	326
Property and equipment, net	$ 2,351	$ 2,136

(1) No individual country is greater than 10% of total property and equipment, net as of December 31, 2024 and 2023.

(Amounts in thousands, except for share and per share data)

19. RELATED-PARTY TRANSACTIONS

Director Nominee Agreements - On May 24, 2022, two members of the Board appointed as nominees under the Investor Rights Agreement by Verlinvest Beverages SA, a stockholder of the Company, entered into nominee agreements instructing the Company to pay all cash and equity compensation earned in connection with their board of director services to Verlinvest Beverages SA. Based on the aforementioned nominee agreements, RSUs granted to these two directors will be held by them as nominees for Verlinvest Beverages SA and, upon vesting of the RSUs, the shares will be transferred to Verlinvest Beverages SA. The nominee agreements are primarily between the directors and Verlinvest Beverages SA. The Company is a party to this arrangement solely to agree to the manner in which it would satisfy the compensation obligations to these directors. As of December 31, 2024, there is only one active member of the Board that is subject to this nominee agreement.

Registration Rights and Underwriting Agreements - Under the Registration Rights agreement by and among the Company, Verlinvest Beverages SA ("Verlinvest") and certain other investors, in connection with each demand registration, piggyback or shelf offering, the Company agreed to reimburse the holders of registrable securities for the reasonable fees and disbursements of not more than one law firm. As part of the two secondary offerings during 2023, the Company also entered into underwriting agreements, to which Verlinvest was a party. In connection with the secondary share offerings by Verlinvest in May 2023 and November 2023, Verlinvest agreed to waive its right to reimbursement of legal fees for its counsel, and those expenses, in the amounts of $140 and $324, respectively, were not reimbursed by the Company.

Distribution Agreement with Stockholder – On October 1, 2019 the Company entered into a distribution agreement with one of its stockholders. The distribution agreement granted the stockholder the right to sell, resell and distribute designated products supplied by the Company within a specified territory. During the year ended December 31, 2023, the stockholder's ownership in the Company became less than 5%. Additionally, the distribution agreement with this stockholder ended during 2024. Revenue recognized related to this distribution agreement was $1,642, $4,048, and $6,375 for the years ended December 31, 2024, 2023, and 2022, respectively. The amounts due from the stockholder in Accounts Receivable, net were $83 and $244 as of December 31, 2024 and 2023 respectively. There were $0 amounts payable to the stockholder in Accounts payable as of December 31, 2024 and 2023. Related to this distribution arrangement, the Company and the stockholder had a service agreement in which the Company shared in the compensation costs of the stockholder’s employee managing the China market. The Company recorded $181, $151 and $234 for the years ended December 31, 2024, 2023, and 2022, respectively, in selling, general, and administrative expenses for this service agreement.

(Amounts in thousands, except for share and per share data)

20. ASSET HELD FOR SALE

The asset group held for sale consists of a farm in Ecuador which was the source of guayusa leaves for our *Runa* products. Because the Company was able to source guayusa through alternative means to produce the Runa products before the Company ceased offering this brand, as of September 30, 2022, the Company committed to a plan for disposal through sale. The Company performed a fair value assessment on the asset group held for sale consisting of land, a production plant, equipment and inventory. The Company obtained a valuation of the assets and adjusted the carrying amount down to their fair value less costs to sell, which resulted in a $619 impairment loss recorded in SG&A during the third quarter of 2022. These assets held for sale did not qualify for discontinued operations reporting. As of September 30, 2023, since the asset had been held for sale beyond one year, the Company has reclassified it as held and used within property, plant and equipment and remeasured it at its fair value of $140, which resulted in an additional $363 impairment loss. The remaining carrying amount was $0 as of December 31, 2024 and December 31, 2023.

21. LEASES

The Company leases certain office space and machinery and equipment. Leases with an initial term of 12 months or less are not recognized on the Consolidated Balance Sheets.

In January 2016, the Company entered into an operating lease for office space in New York, New York, which was set to expire in January 2023. In June 2022, the Company extended its lease agreement for the New York office to April 30, 2025 and remeasured the lease liability and right-of-use asset as of June 30, 2022. The Company pays for its proportionate share of building operating costs such as maintenance, utilities, and insurance that are treated as variable costs and excluded from the measurement of the lease.

In August 2024, the Company signed a lease agreement for a new office in New York, New York. The operating lease will commence in fiscal year 2025, ending in 2034 with an option to extend for an additional two years. Total undiscounted future payments for this new office lease are $15,766. Additionally, upon signing the agreement, the Company was required to establish a letter of credit of $920 which may be used in case of delinquency. As of December 31, 2024, the Company accounted for the letter of credit for $920 as restricted cash included in Prepaid and other current assets on the consolidated balance sheet. In addition, the Company signed a lease agreement for a new office in London, United Kingdom. The operating lease will commence in fiscal year 2025, ending in 2030. Total undiscounted future payments for this new office lease are $1,554. Additionally, the Company agreed to establish a security deposit of $109, which is refundable at the end of the lease period.

The Company also maintains additional leases for office space and equipment in London and Singapore, which are operating leases. On March 31, 2022, the Company renewed the lease for the Singapore office, extending it through June 30, 2025, which is reflected in the lease term.

As of December 31, 2024, the Company did not have any additional operating leases that have not yet commenced with future undiscounted lease payments.

The components of lease cost, which are included within operating expenses in the accompanying consolidated statements of operations, are summarized in the following table (in thousands). Any variable lease costs are immaterial.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating lease cost	$ 1,038	$ 1,102

The following table summarizes supplemental balance sheet information for the Company's operating leases:

	Line Item in Balance Sheet	As of December 31, 2024	As of December 31, 2023
Noncurrent assets:			
Operating lease right-of-use assets	Right-of-use assets	$ 385	$ 1,406
Current liabilities:			
Current portion of operating lease liabilities	Accrued expenses	$ 422	$ 1,189
Noncurrent liabilities:			
Non-current portion of operating lease liabilities	Other long-term Liabilities	$ —	$ 438

The following summarizes the weighted average remaining lease term and weighted average discount rate related to the Company's right-of-use assets and lease liabilities recorded on the balance sheet as of December 31, 2024:

(Amounts in thousands, except for share and per share data)

	As of December 31, 2024
Weighted-average remaining lease terms	0.36
Weighted average discount rate	2.2 %

The following table summarizes supplemental cash flow information for the Company's operating leases:

	As of December 31, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	$ 1,222

The following table presents the maturity of the Company's operating lease liabilities as of December 31, 2024:

Year ending December 31,	Maturity of Lease Payments
2025	$ 438
2026	—
2027	—
2028	—
Thereafter	—
Total lease payments	$ 438
Less: imputed interest	(16)
Total lease liabilities	$ 422

(Amounts in thousands, except for share and per share data)

22. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, investments in entities over which the Company does not have a controlling financial interest but has significant influence are accounted for using the equity method, with the Company's share of earnings or losses reported in the consolidated statements of operations.

Through one of its subsidiaries, the Company has a 60% joint venture interest in a company, Coco Ventures Limited, which provides for the development, marketing, distribution and branding of coconut water-based products under the Vita Coco brand in China. It is anticipated that Coco Ventures will initially purchase coconut water products from the Company. The Company acquired this interest on August 2, 2024, the date on which the Company obtained significant influence, for $0.6 million to be paid in cash within one year. The Company will record the initial investment in the joint venture upon cash payment. Since the Company is deemed not to have a controlling interest in Coco Ventures Limited, the Company's investment will be accounted using the equity method of accounting in accordance with ASC 323. As of December 31, 2024, Coco Ventures Limited had not completed any activity and had no operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Limitations on effectiveness of controls and procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of disclosure controls and procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's annual report on internal control over financial reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Our management, with the participation of our principal executive officer and principal financial officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the management of the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2024. The Company's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

In accordance with the disclosure requirements set forth in Item 408(a) of Regulation S-K, the following table discloses any officer (as defined in Rule 16a-1(f) under the Exchange Act), director, or entity controlled by such officer or director who adopted or terminated a contract, instruction, or written plan for the sale of securities of the Company intended to satisfy the affirmative defense of Rule 10b5-1(c) during the quarterly period ended December 31, 2024:

Name	Title	Action Taken	Date of Action	Duration of Trading Arrangement	Aggregate Number of Securities to be Sold
The Michael Kirban 2010 Trust	A trust for the children of Michael Kirban (Executive Chairman)	Adoption	December 13, 2024	March 14, 2025 to March 31, 2026	Up to 100,000 shares of Common Stock

Other than as disclosed above, no other officer, director or entity controlled by such officer or director adopted, modified or terminated a contract, instruction or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

See the listing of the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules.

Separate financial schedules have been omitted because such information is inapplicable or is included in the financial statements or notes described above.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed/ Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
3.1	Second Amended and Restated Certificate of Incorporation of The Vita Coco Company, Inc.	8-K	001-40950	3.1	10/25/21	
3.2	Amended and Restated Bylaws of The Vita Coco Company, Inc.	8-K	001-40950	3.2	10/25/21	
4.1	Specimen Common Stock Certificate of The Vita Coco Company, Inc.	S-1	333-259825	4.1	9/27/21	
4.2	Description of Capital Stock.	10-K	001-40950	4.2	3/14/23	
4.3+	Registration Rights Agreement, by and among The Vita Coco Company, Inc. and certain security holders of The Vita Coco Company, Inc., dated as of October 20, 2021.	8-K	001-40950	10.1	10/25/21	
4.4+	Investor Rights Agreement, among The Vita Coco Company, Inc., Verlinvest Beverages SA, Michael Kirban and Ira Liran, dated as of October 20, 2021.	8-K	001-40950	10.2	10/25/21	
4.5	Form of Indenture	S-3	333-271583	4.4	5/2/23	
10.1+	Amendment to Credit Agreement, by and between All Market Inc., the Guarantors, and Wells Fargo Bank, National Association, dated as of January 11, 2021.	S-1	333-259825	10.1	9/27/21	
10.2+	Second Amendment to Credit Agreement, by and between All Market Inc., the Guarantors, and Wells Fargo Bank, National Association, dated as of May 21, 2021.	S-1	333-259825	10.2	9/27/21	
10.3+	Third Amendment to Credit Agreement, by and between The Vita Coco Company, Inc., the Guarantors, and Wells Fargo Bank, National Association, dated as of November 2, 2021.	10-K	001-10950	10.3	3/14/22	
10.4+	Fourth Amendment to the Credit Agreement, by and between The Vita Coco Company, Inc., the Guarantors, and Wells Fargo Bank, National Association, dated as of December 5, 2022.	10-K	001-40950	10.4	3/14/23	
10.5+	Fifth Amendment to the Credit Agreement, by and between The Vita Coco Company, Inc., the Guarantors, and Wells Fargo Bank, National Association, dated as of February 14, 2025.					*
10.6†	All Market Inc. 2014 Stock Option And Restricted Stock Plan.	S-1/A	333-259825	10.3	10/12/21	
10.7†	The Vita Coco Company, Inc. 2021 Incentive Award Plan.	10-K	001-40950	10.5	3/14/22	
10.8†	The Vita Coco Company, Inc. 2021 Employee Stock Purchase Plan.	S-1/A	333-259825	10.5	10/12/21	
10.9†	Form of Stock Option Grant Notice	10-K	001-40950	10.7	3/14/22	
10.10†	Form of Restricted Stock Grant Notice	10-K	001-40950	10.8	3/14/22	

10.11†	Amended and Restated Employment Agreement, by and between The Vita Coco Company, Inc. and Michael Kirban, dated October 20, 2021.	10-Q	001-40950	10.5	11/17/21	
10.12†	First Amendment to Employment Agreement, by and between The Vita Coco Company, Inc. and Michael Kirban, effective as of May 2, 2022.	10-Q	001-40950	10.1	11/10/22	
10.13†	Second Amendment to Amended and Restated Employment Agreement, by and between The Vita Coco Company, Inc. and Michael Kirban, dated March 4, 2024.	10-Q	001-40950	10.1	05/02/2024	
10.14†	Amended and Restated Employment Agreement, by and between The Vita Coco Company, Inc. and Martin Roper, dated October 20, 2021.	10-Q	001-40950	10.6	11/17/21	
10.15†	The Vita Coco Company, Inc. Non-Employee Director Compensation Policy.					*
10.16†	Form of Indemnification Agreement.	S-1/A	333-259825	10.7	10/12/21	
10.17+ †	Employment Agreement, by and between All Market Inc. and Jonathan Burth, dated as of February 10, 2020.	S-1	333-259825	10.10	9/27/21	
10.18+ †	Employment Agreement, by and between All Market Inc. and Charles Van Es, dated as of February 10, 2020.	S-1	333-259825	10.12	9/27/21	
10.19+ †	Employment Agreement, by and between All Market Inc. and Jane Prior, dated as of February 10, 2020.	S-1	333-259825	10.13	9/27/21	
10.20+ †	Employment Agreement, by and between The Vita Coco Company, Inc., and Corey Baker, dated as of March 7, 2023	10-Q	001-40950	10.1	5/5/23	
10.21+ X	Manufacturing and Purchasing Agreement, by and among Century Agriculture Corporation and All Market Singapore Pte. Ltd., dated as of September 17, 2012.	S-1	333-259825	10.14	9/27/21	
10.22+ X	Manufacturing and Purchasing Agreement, by and among Fresh Fruit Ingredients, Inc. and All Market, Inc., dated as of April 8, 2010.	S-1	333-259825	10.15	9/27/21	
10.23+ X	Manufacturing and Purchasing Agreement, by and among Century Pacific Food, Inc. and All Market Singapore Pte. Ltd., dated March 8, 2024.	10-Q	001-40950	10.2	05/02/2024	
10.24+ X	Co-Manufacturing and Purchasing Agreement, by and among Axelum Resources Corp. and All Market Singapore Pte. Ltd., dated as of April 18, 2024.	10-Q	001-40950	10.1	08/01/2024	
19.1	The Vita Coco Company, Inc. Insider Trading Policy					*
21.1	List of Subsidiaries of The Vita Coco Company, Inc.					*
23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm.					*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.					*
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.					*
32.1	Section 1350 Certification of Chief Executive Officer.					**

32.2	Section 1350 Certification of Chief Financial Officer.	**
97.1	The Vita Coco Company, Inc. Clawback Policy	*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).	*

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan.

+ Certain portions of this exhibit (indicated by "####") have been redacted pursuant to Regulation S-K, Item 601(a)(6).

X Certain portions of this exhibit (indicated by "[***]") have been redacted pursuant to Regulation S-K, Item 601(b)(10)(iv).

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

THE VITA COCO COMPANY, INC.

Date: February 26, 2025   By: /s/ Martin Roper
                                                                                    Martin Roper
                                                                              Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Martin Roper **Martin Roper**	Chief Executive Officer and Director *(Principal Executive Officer)*	February 26, 2025
/s/ Corey Baker **Corey Baker**	Chief Financial Officer *(Principal Financial and Accounting Officer*)	February 26, 2025
/s/ Michael Kirban **Michael Kirban**	Chairman and Director	February 26, 2025
/s/ Aishetu Fatima Dozie **Aishetu Fatima Dozie**	Director	February 26, 2025
/s/ John Leahy **John Leahy**	Director	February 26, 2025
/s/ Ira Liran **Ira Liran**	Director	February 26, 2025
/s/ Eric Melloul **Eric Melloul**	Director	February 26, 2025
/s/ Jane Morreau **Jane Morreau**	Director	February 26, 2025
/s/ Kenneth Sadowsky **Kenneth Sadowsky**	Director	February 26, 2025
/s/ John Zupo **John Zupo**	Director	February 26, 2025

THANK YOU FOR READING OUR ANNUAL REPORT.
IF YOU HAVE ANY QUESTIONS, PLEASE EMAIL:
INVESTORS@THEVITACOCOCOMPANY.COM